4/17

08001957

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fraser Papers

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 22 2008
THOMSON FINANCIAL

FILE NO. 82- 34837

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DAT : 4/18/08

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

SUPPL

FRASER PAPERS INC.

12-31-07
AR/S

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

Management's Responsibility for the Financial Statements

The accompanying consolidated financial statements and other financial information have been prepared by the Company's management, which is responsible for their integrity and objectivity, in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based upon estimates and judgements. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in this annual report is consistent with that in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal controls. Fraser Papers maintains internal controls systems which are designed to permit the accurate and timely preparation of financial statements in accordance with Canadian generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and management's discussion and analysis; considers the report of the external auditors; assesses the adequacy of the internal controls of the Company; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

Peter Gordon
President and Chief Executive Officer

Glen McMillan
Senior Vice President and Chief Financial Officer

February 4, 2008

Auditors' Report

To the Shareholders of Fraser Papers Inc.

We have audited the consolidated balance sheets of Fraser Papers Inc. (the "Company") as at December 31, 2007 and 2006, and the consolidated statements of operations, deficit, comprehensive loss and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst + Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
February 4, 2008

Consolidated Balance Sheets

As at December 31	2007	2006
(US$ millions)		
Assets		
Current assets:		
Cash and cash equivalents	$ –	$ 12.7
Accounts receivable	**99.1**	106.2
Inventory *(note 4)*	**125.0**	118.3
Future income taxes *(note 10)*	**0.2**	0.7
	224.3	237.9
Property, plant and equipment *(note 5)*	**262.3**	279.1
Other assets *(note 6)*	**56.5**	37.2
	$ 543.1	$ 554.2
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	**$ 4.3**	$ –
Accounts payable and accrued liabilities	**106.4**	86.3
Current portion of long-term debt *(note 7)*	**81.6**	–
	192.3	86.3
Long-term debt *(note 7)*	–	66.6
Other liabilities *(note 8)*	**56.1**	51.1
Future income taxes *(note 10)*	**4.5**	18.3
Shareholders' equity *(note 11)*	**290.2**	331.9
	$ 543.1	$ 554.2

(See accompanying notes)

On behalf of the Board:

Paul E. Gagné, CA
Audit Committee Chair

J. Peter Gordon
President and Chief Executive Officer

Consolidated Statements of Operations and Deficit

Years ended December 31	2007	2006
(US$ millions, except per share amounts)		
Net sales	**$ 714.7**	$ 795.9
Loss before the following:		
Paper	**(44.1)**	(9.6)
Timber	**–**	2.4
	(44.1)	(7.2)
Gain on sale of timberland assets *(note 3)*	**38.4**	71.0
Restructuring charges *(note 2)*	**(15.9)**	–
Losses from Smart Papers *(note 16)*	**–**	(111.4)
Closure of pulp mill *(note 17)*	**–**	(50.3)
Other	**0.8**	5.5
Interest income	**0.5**	3.8
Interest expense	**(7.3)**	(9.7)
Loss before depreciation and income taxes	**(27.6)**	(98.3)
Depreciation	**(29.5)**	(31.4)
Income tax recovery *(note 10)*	**13.4**	15.9
Loss	**$ (43.7)**	$ (113.8)
Loss per share - basic and diluted	**$ (1.48)**	$ (3.86)
Deficit		
Balance, beginning of year	**$ (162.0)**	$ (48.2)
Loss	**(43.7)**	(113.8)
Balance, end of year	**$ (205.7)**	$ (162.0)

(See accompanying notes)

Consolidated Statement of Comprehensive Loss and Accumulated Other Comprehensive Income

Year ended December 31 (US$ millions)		2007
Loss:	$	(43.7)
Changes in unrealized net gains on cash flow hedges		0.6
Tax impact		(0.2)
Comprehensive income		0.4
Comprehensive loss	$	(43.3)

Accumulated other comprehensive income

Balance, beginning of year	$	–
Transition adjustment		(0.2)
Other comprehensive income for the year		0.4
Balance, end of year	$	0.2

(See accompanying notes)

Consolidated Statements of Cash Flows

Years ended December 31	2007	2006
(US$ millions)		
Cash provided by (used for):		
Operating Activities		
Loss	$ (43.7)	$ (113.8)
Items not affecting cash:		
Depreciation	29.5	31.4
Future income taxes *(note 10)*	(14.8)	(16.8)
Gain on sale of timberland assets *(note 3)*	(38.4)	(71.0)
Restructuring charges *(note 2)*	15.9	–
Losses from Smart Papers *(note 16)*	–	111.4
Closure of pulp mill *(note 17)*	–	50.3
Employment benefit plan expense *(note 9)*	10.8	21.0
Other	1.6	(19.8)
Employment benefit plan funding *(note 9)*	(28.5)	(37.0)
	(67.6)	(44.3)
Net change in non-cash working capital balances *(note 12)*	17.1	(21.0)
	(50.5)	(65.3)
Investing Activities		
Capital investments	(18.0)	(12.7)
Proceeds on sale of timberland assets *(note 3)*	38.4	93.5
	20.4	80.8
Financing Activities		
Borrowings under revolving credit facility *(note 7)*	81.6	–
Repayment of long-term debt *(note 7)*	(68.5)	(51.5)
Purchase of long-term debt *(note 7)*	–	(25.9)
	13.1	(77.4)
Decrease in cash and cash equivalents	$ (17.0)	$ (61.9)

(See accompanying notes)

Notes to the Consolidated Financial Statements

(US$ millions, unless otherwise noted)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates and "Company" means Fraser Papers Inc. as a separate corporation. "Norbord" means Norbord Inc. (a related party by virtue of a common significant shareholder) or any of its consolidated subsidiaries. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a controlling equity interest in the Company) or any of its consolidated subsidiaries.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the significant accounting policies listed below.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the period. Significant estimates include the determination of the carrying value and useful lives of property, plant and equipment, provisions for employee future benefits and future income tax assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in the bank and short-term deposits with a term to maturity of less than ninety days at the date of purchase. Cash and cash equivalents are recorded at fair value.

Valuation of Inventories

Inventories of raw materials and operating supplies are valued at the lower of average cost and replacement cost or net realizable value. Inventories of manufactured products are valued at the lower of average cost, which include all direct production costs and an allocation of overhead costs incurred at production facilities, or net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and lumber production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

Prior to the sale of Fraser Papers' timberlands, silviculture costs on owned timberlands were capitalized. Depletion of timber was recorded in a systematic manner based on the utilization of timber resources.

Interest costs directly related to major capital projects are capitalized during construction. Costs, net of revenues, incurred during the start-up period of major capital projects are deferred as other assets and amortized over the first three years of the life of the project.

Impairment of Long-Lived Assets

The carrying value of long-lived assets, such as property, plant and equipment, are reviewed when events or circumstances change indicating that their carrying value may not be recoverable. Where such changes in events or circumstances indicate the carrying amounts may not be recoverable, the carrying value of those assets is compared to the estimated undiscounted future cash flows generated by their use. Where the carrying value of such assets does not exceed the estimated undiscounted future cash flows, these assets are recorded at fair value. The cash flow projections take into account the relevant operating plans and management's best estimate of the most probable set of economic conditions anticipated to prevail in the market.

The Company's estimate of future cash flows is subject to risks and uncertainties. It is possible that changes may occur which could affect the carrying value of Fraser Papers' long-lived assets.

Employee Future Benefits

Fraser Papers sponsors various defined benefit and defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. The benefits under Fraser Papers' defined benefit pension plans are generally based on an employee's length of service and their highest five years' average salary. The plans do not provide for indexation of benefit payments. Hourly employees are generally members of negotiated plans. Fraser Papers also provides non-pension post-retirement benefits to certain eligible retirees, consisting of medical and dental benefits, which are funded on a "pay-as-you-go" basis.

The measurement date for all defined benefit plans is December 31. The obligations associated with Fraser Papers' defined benefit pension plans are actuarially valued using the projected unit credit method pro rated on pensionable services, management's best estimate assumptions for expected investment performance, salary escalation, health care cost trend rates, expected mortality rates and a current market discount rate. For the purpose of calculating the expected return on plan assets, those assets are measured at fair value. Prior service costs related to plan amendments and transitional assets are amortized on a straight-line basis over the estimated average remaining service lives ("EARSL") of the employee groups. The net actuarial gains or losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets are amortized on a straight-line basis over EARSL.

Asset Retirement Obligations

Fraser Papers' asset retirement obligations relate primarily to closure costs for landfill sites at Fraser Papers' operating locations. The liability associated with these sites is reduced as these obligations are paid and the asset associated with these obligations is depreciated over the estimated useful life of the related facility. Revisions to the liability could occur due to changes in the estimated costs or timing of closures or new regulations affecting these closures.

Revenue Recognition

Net sales are net of freight costs, commissions, discounts and rebates to customers and are recognized when the title and risks of ownership pass to the purchaser. This generally occurs when goods are shipped. Sales are governed by standard industry terms and in some cases by contract. Revenue is not recognized prior to completion of all relevant terms.

Translation of Foreign Currencies

The United States dollar is the reporting currency of Fraser Papers and the functional currency of its operations.

Monetary assets and liabilities denominated in currencies other than the United States dollar are translated at the rate of exchange prevailing at year end. Gains or losses on translation of these items are included in the Consolidated Statements of Operations. Realized gains or losses on transactions that hedge these items are also included in the Consolidated Statements of Operations.

Stock-based Compensation

The Company issues stock options pursuant to a stock option plan, which is described in Note 11. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options is measured at fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted.

The Company has two deferred share unit plans which provide certain directors and senior officers of the Company with an opportunity to invest a portion of their compensation in deferred stock units. Deferred stock units can be subject to vesting periods at the discretion of the Board of Directors. Payments under the plans are made in cash only. The expense associated with these stock units is recognized over the vesting period. The liability associated with these plans is measured based on the fair value of the vested units which is based on the current market price of the shares of the Company.

Financial Instruments

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges.* With the exception of the reclassification of transaction costs, as described below, these policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading for accounting purposes and are measured on the balance sheet at fair value. Accounts receivable are classified as loans and receivables and are measured at amortized cost. The Company's interest in Katahdin Paper Company LLC ("Katahdin") is classified as an available-for-sale investment, but does not have a quoted market price and is measured at cost. Bank indebtedness, accounts payable and accrued liabilities and long-term debt are also measured at amortized cost and are classified as other financial liabilities. The fair values of financial instruments approximate their carrying values, except where disclosed elsewhere in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

Section 3855 also provides guidance on costs incurred upon issuance of financial liabilities. As a result, the carrying value of unamortized financing costs of $1.9 relating to the Company's 8.75% senior, unsecured notes ("the Notes"), previously recorded in other assets, were reclassified against long-term debt as at December 31, 2006.

Fraser Papers does not use derivative financial instruments for speculative purposes. In accordance with Section 3865, the Company documents its risk strategy objectives and the relationship between the hedging instrument and hedged item. The Company also assesses the effectiveness of the hedging relationships throughout their term to ensure they remain consistent with the Company's risk strategy.

Fair value hedges are used to manage the Company's exposure to changes in value of assets and liabilities held in a foreign currency. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is re-measured at fair value and the gains and losses from both are recorded in the Consolidated Statements of Operations.

Cash flow hedges are used to reduce variability in cash flow that is attributable to changes in foreign exchange rates or commodity prices associated with forecasted transactions. The effective portion of the unrealized gain or loss on the hedging instrument is recognized in other comprehensive income. Any ineffective portion is recorded in the Consolidated Statements of Operations. Amounts accumulated in other comprehensive income are reclassified into the Consolidated Statements of Operations as the gain or loss on the hedged item is realized.

Emerging Accounting Pronouncements

Financial Instruments – Disclosures & Capital Disclosures

On December 1, 2006, the CICA issued new accounting standards, *Financial Instruments – Disclosures and Presentation and Capital Disclosures*. Effective January 1, 2008, the Company will disclose additional quantitative and qualitative information that is intended to provide readers of the financial statements with further disclosures on the Company's risks associated with financial instruments and its management of capital.

Inventories and Property, Plant & Equipment

In June 2007, the CICA issued Handbook *Section 3031, Inventories* which provides additional guidance in the measurement and disclosure requirements for inventory. The CICA also amended Handbook *Section 3061, Property, Plant & Equipment* to require the Company to reclassify long-term operating and maintenance supplies from inventory to property, plant & equipment. These changes apply to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The transitional provisions provide an entity with the option to either apply these changes retrospectively and restate prior periods or adjust opening retained earnings and not restate prior periods.

The Company is currently reviewing the impact of these new standards on the presentation of the Company's consolidated financial statements.

NOTE 2. CLOSURE OF PAPER MANUFACTURING CAPACITY

During the second quarter of 2007, Fraser Papers permanently shut down two uncoated freesheet paper machines at its East Papers operations. As a result, Fraser Papers recorded a restructuring charge of $15.9 including an impairment charge related to property, plant and equipment and spare parts inventory of $9.2 and charges related to pension and termination benefits, severance and other costs of $6.7.

NOTE 3. SALE OF TIMBERLAND AND OTHER ASSETS

During 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to the Acadian Timber Income Fund ("Acadian" or the "Fund"), a newly formed income fund. Acadian is a related party by virtue of a common significant shareholder, namely Brookfield.

Net proceeds on the sale of NB Timberlands were $125.0, including $31.5 of securities representing a 30% interest in the equity of the Fund, or a 22% interest in the Fund on a fully diluted basis.

The sale of NB Timberlands resulted in a gain of $71.0. In accordance with GAAP, the gain on the sale was the result of net cash proceeds of $93.5 adjusted for the proportionate share of the net liabilities of the Fund (excluding those related to the NB Timberlands) and the net assets contributed to the Fund (net of Fraser Papers' retained interest).

During 2007, Fraser Papers sold its interest in Acadian for net proceeds of $38.4. As the units in Acadian had a book value of nil, a gain of $38.4 was recorded on the transaction.

During the year the Company received distributions from its interest in Acadian of $2.3 (2006 – $2.2).

During 2006, the Company sold non-core assets for net proceeds of $1.7, recording a gain of $1.7.

NOTE 4. INVENTORY

	2007	2006
Raw materials	$ 35.4	$ 33.7
Finished goods	58.2	50.7
Operating and maintenance supplies	31.4	33.9
	$ 125.0	$ 118.3

NOTE 5. PROPERTY, PLANT AND EQUIPMENT

2007	Cost	Accumulated Depreciation	Net Book Value
Pulp and paper mills	$ 882.6	$ (645.0)	$ 237.6
Sawmills	117.7	(93.0)	24.7
	$1,000.3	$ (738.0)	$ 262.3

2006	Cost	Accumulated Depreciation	Net Book Value
Pulp and paper mills	$ 905.6	$ (655.9)	$ 249.7
Sawmills	116.3	(86.9)	29.4
	$1,021.9	$ (742.8)	$ 279.1

NOTE 6. OTHER ASSETS

	2007	2006
Pension plans *(note 9)*	$ 43.2	$ 25.7
Investment in Katahdin Paper Company LLC *(note 15)*	12.1	11.5
Deferred costs and other	1.2	–
	$ 56.5	$ 37.2

NOTE 7. LONG-TERM DEBT

During 2007, the Company amended its existing revolving credit facility to provide for an increase in amounts available from $90.0 to $140.0 in order to finance the repayment of $68.5 of Notes. The facility bears interest at market rates. $50.0 of the facility matures January 31, 2008 and the remaining balance of $90.0 is due November 30, 2008. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At December 31, 2007, $123.9 (2006 - $39.5) of the facility was utilized, $31.6 (2006 – nil) for operating bank loans, $50.0 under the temporary financing due January 31, 2008 and the balance in the form of letters of credit.

In the fourth quarter of 2007, the Company filed a final short form prospectus with security regulators in Canada relating to a rights offering (the "Offering"). Subsequent to year end, the Company issued 20,656,913 shares, under the Offering, receiving proceeds of CAD$59.9 and repaid the $50.0 temporary financing before the January 31, 2008 due date.

During the year, the Company closed its tender offer to repay all of its Notes of $84.0 (2006 - $66.0). The Company repaid $68.5 (2006 - $51.5) of Notes to the public and cancelled $15.5 (2006 - $14.5) of Notes held by Fraser Papers. A write-down of deferred financing costs of $1.6 (2006 - $1.5), related to the repayment under the tender offer, has been reflected in the Consolidated Statements of Operations and Statements of Cash Flows.

During 2006, prior to repaying the Notes, the Company purchased $30.0 in principal amount of Notes in the market. The Notes were purchased for $25.9, resulting in a gain of $3.1, net of a write-down in debt issuance costs of $1.0. The net gain is reflected in the Consolidated Statements of Operations.

During the year, the Company made interest payments of $8.9 (2006 - $10.8).

NOTE 8. OTHER LIABILITIES

	2007	2006
Post-retirement benefit plans *(note 9)*	$ 44.2	$ 41.3
Asset retirement obligations	10.8	7.4
Deferred revenue and other	1.1	2.4
	$ 56.1	$ 51.1

Asset retirement obligations relate primarily to closure costs and post-closure maintenance costs for landfills at Fraser Papers' operating locations. The obligations represent estimated future payments of $30.1 (2006 - $24.1) which have been discounted at a weighted average rate of 8.2%. Total accretion expense for the year related to asset retirement obligations was $0.7 (2006 - $0.6). In addition to the asset retirement obligations recorded, Fraser Papers may have other obligations in the event of a permanent shutdown of any of its operations. However, these plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

NOTE 9. EMPLOYEE BENEFIT PLANS

Pension Plans

Fraser Papers has a number of pension plans, participation in which is available to all employees. Fraser Papers' obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations, which are required every one to three years, depending on where the plan is registered. Information about these plans is as follows:

	2007	2006
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	**$ 588.0**	$ 590.0
Employee contributions	**2.2**	2.1
Current service cost	**8.2**	8.5
Interest on accrued benefit obligation	**31.9**	30.5
Benefits paid	**(46.5)**	(39.8)
Net actuarial gain	**(19.5)**	(4.8)
Restructuring *(note 2)*	**2.8**	1.3
Foreign currency exchange rate impact	**75.9**	0.2
Accrued benefit obligation, end of year[(1)]	**$ 643.0**	$ 588.0
Change in Plan Assets During the Year:		
Plan assets, beginning of year	**$ 475.4**	$ 414.7
Actual return on plan assets	**14.9**	66.1
Employer contributions	**25.0**	33.5
Employee contributions	**2.2**	2.1
Benefits paid	**(46.5)**	(39.8)
Foreign currency exchange rate impact	**59.5**	(1.2)
Plan assets, end of year[(1)]	**$ 530.5**	$ 475.4
Reconciliation of Funded Status:		
Accrued benefit obligation	**$ 643.0**	$ 588.0
Plan assets	**530.5**	475.4
Accrued benefit obligation in excess of plan assets	**(112.5)**	(112.6)
Unamortized net actuarial loss	**155.4**	137.1
Unamortized prior service costs	**7.3**	8.2
Unamortized net transitional asset	**(7.0)**	(7.0)
Net accrued benefit asset	**$ 43.2**	$ 25.7

(1) All plans have accrued benefit obligations in excess of plan assets before unamortized amounts.

	2007	2006
Components of Net Pension Expense:		
Current service cost	**$ 8.2**	$ 8.5
Interest on accrued benefit obligation	**31.9**	30.5
Actual return on plan assets	**(14.9)**	(66.1)
Net actuarial gain	**(19.5)**	(4.8)
Restructuring *(note 2)*	**2.8**	1.3
Difference between actual and expected return on plan assets	**(24.9)**	32.4
Difference between actual and recognized net actuarial loss	**27.6**	16.8
Difference between actual and recognized prior service costs	**1.5**	1.3
Amortization of net transitional asset	**(1.1)**	(0.9)
Net periodic pension expense	**$ 11.6**	$ 19.0

The net actuarial gain of $19.5 is primarily the result of a change in the rate used to discount the accrued benefit obligations.

	2007	2006
Significant Weighted-Average Actuarial Assumptions:		
Used in calculation of net periodic pension expense for the year:		
Discount rate	**5.17%**	5.14%
Expected long-term rate of return on plan assets	**8.00%**	8.00%
Rate of compensation increase	**3.81%**	3.75%
Used in calculation of accrued benefit obligation, end of year:		
Discount rate	**5.42%**	5.20%
Rate of compensation increase	**3.81%**	3.82%

The weighted average asset allocation of Fraser Papers' defined benefit pension plan assets is as follows:

Asset category:		
Equity investments	**69%**	73%
Fixed income investments	**31%**	27%
Total assets	**100%**	100%

The Consolidated Statements of Operations include $2.7 (2006 - $3.0) related to contributions to Fraser Papers' defined contribution pension plans.

Post-Retirement Benefit Plans

Fraser Papers funds health care benefits costs on a pay-as-you-go-basis. Fraser Papers' obligations under its post-retirement benefit plans are determined periodically through actuarial valuations, which are conducted no less frequently than every three years. Information about these plans is as follows:

	2007	2006
Change in Accrued Benefit Obligation During the Year:		
Accrued benefit obligation, beginning of year	**$ 62.1**	$ 64.2
Current service cost	**0.6**	0.7
Interest on accrued benefit obligation	**3.4**	3.2
Benefits paid	**(3.5)**	(3.5)
Net actuarial gain	**(9.1)**	(0.2)
Plan amendment	**1.3**	–
Restructuring *(note 2)*	**0.5**	(2.3)
Foreign currency exchange rate impact	**5.4**	–
Accrued benefit obligation, end of year	**$ 60.7**	$ 62.1
Reconciliation of Funded Status:		
Accrued benefit obligation	**$ 60.7**	$ 62.1
Plan assets	**–**	–
Accrued benefit obligation in excess of plan assets	**(60.7)**	(62.1)
Unamortized net actuarial loss	**18.1**	27.2
Unamortized prior service cost	**(1.6)**	(6.4)
Net accrued benefit liability	**$ (44.2)**	$ (41.3)

	2007	2006
Components of Net Post-retirement Benefit Expense:		
Current service cost	**$ 0.6**	$ 0.7
Interest on accrued benefit obligation	**3.4**	3.2
Net actuarial gain	**(9.1)**	(0.2)
Difference between actual and recognized net actuarial loss	**10.6**	1.8
Difference between actual and recognized prior service losses	**(3.5)**	(3.5)
Restructuring *(note 2)*	**0.5**	–
Net periodic post-retirement benefit expense	**$ 2.5**	$ 2.0
Significant Weighted-Average Actuarial Assumptions:		
Used in calculation of net post-retirement benefit expense for the year:		
Discount rate	**5.33%**	5.24%
Used in calculation of accrued benefit obligation, end of year:		
Discount rate	**5.58%**	5.37%
Health care cost trend rate used in calculation of accrued benefit obligation, end of year:		
Initial rate	**9.78%**	9.51%
Ultimate rate	**5.00%**	5.00%
Year ultimate rate reached	**2016**	2014
Sensitivity to change in health care cost trend rate, for year ended December 31, 2007:	**1% increase**	1% increase
Impact on net periodic post-retirement benefit expense	**0.5**	0.5
Impact on accrued benefit obligation	**7.0**	7.3

NOTE 10. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the amounts used for income tax purposes.

Significant components of the provision for recovery of income taxes are as follows:

	2007	2006
Current tax expense	**$ (1.4)**	$ (0.9)
Future income tax recovery	**14.8**	16.8
Income tax recovery	**$ 13.4**	$ 15.9

The differences between income taxes computed using statutory tax rates and income tax as recorded are as follows:

	2007	2006
Loss before income taxes	**$ (57.1)**	$ (129.7)
Tax recovery at combined statutory rates	**19.1**	45.1
Effect of:		
Rate differences on different jurisdictions	**0.3**	17.8
Non-taxable portion of net capital gains	**22.5**	12.8
Foreign exchange and other	**1.7**	5.9
Change in valuation allowance	**(30.2)**	(65.7)
Income tax recovery	**$ 13.4**	$ 15.9

The income tax effects of temporary differences that give rise to future income taxes are as follows:

	2007	2006
Benefit of tax loss carry forwards	$ 126.4	$ 80.3
Post-employment benefits	0.2	5.8
Current future income tax assets	9.0	9.7
Other future income tax assets, net	8.1	5.9
Property, plant and equipment	(45.2)	(46.8)
Future income taxes	$ 98.5	$ 54.9
Less: Valuation allowance	(102.8)	(72.5)
Future income taxes, net	$ (4.3)	$ (17.6)
Represented by:		
Current future income tax asset	$ 0.2	$ 0.7
Long-term future income tax liability	(4.5)	(18.3)
	$ (4.3)	$ (17.6)

The benefit of tax loss carry-forwards includes the benefit of $272.3 (2006 - $194.4) of net losses in the United States which expire between 2024 and 2027. A valuation allowance of $102.8 (2006 - $72.5) has been provided against the benefit of income tax assets as it is not more likely than not that they will be realized. Included in the valuation allowance is $123.8 of future income tax assets related to these losses, partly offset by $21.0 of net future income tax liabilities. The Company has $63.3 (2006 - $5.1) of loss carry-forwards in Canada which expire between 2014 and 2027.

Income or income-related taxes of $2.3 (2006 - $1.3) were paid during the year. Income tax recoverable of $1.2 (2006 - $1,5) is included in accounts receivable, as at December 31 2007.

NOTE 11. SHAREHOLDERS' EQUITY

	2007	2006
Common shares - 29,509,876 outstanding	$ 490.0	$ 490.0
Contributed surplus	5.7	3.9
Accumulative other comprehensive income	0.2	–
Deficit	(205.7)	(162.0)
	$ 290.2	$ 331.9

The authorized capital stock of the Company consists of an unlimited number of Class A preferred shares, Class B preferred shares, non-voting participating shares and common shares.

The weighted average number of shares outstanding used for calculating loss per share was 29,509,876 for 2007 and 2006.

In the fourth quarter of 2007, the Company filed a final short form prospectus with security regulators in Canada relating to the Offering. Under the Offering, the Company distributed rights to existing shareholders to purchase 20,656,913 shares, at a purchase price of CAD$2.90. Subsequent to year end, the Company issued 20,656,913 shares and received gross proceeds of CAD$59.9.

Under Fraser Papers' Stock Option Plan, the Board of Directors may issue stock options to certain officers of the Company. These options have a ten year life and vest evenly over five years and are valued at the grant date using the Black-Scholes valuation model using the following assumptions;

	2007	2006
Risk-free interest rate	**3.9%**	3.9%
Volatility	**32.0%**	25.0%
Dividend yield	**0.0%**	0.0%
Expected life	**7.5 years**	10.0 years

Total compensation expense in 2007 was $0.9 (2006 - $0.6) for these stock options.

The following table summarizes the changes in options outstanding and the impact on the weighted average per share exercise price during the year:

	2007		2006	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		(CAD$)		(CAD$)
Balance, beginning of year	730,000	$ 10.79	245,000	$ 16.22
Options granted	1,015,000	5.99	485,000	8.04
Options cancelled	(115,000)	9.50	–	–
Balance, end of year	1,630,000	$ 7.89	730,000	$ 10.79

The following table summarizes options outstanding and the weighted average exercise price, as at December 31, 2007:

	Options Outstanding			Options Vested
Year Granted	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options
			(CAD$)	
2004	195,000	6.7	$ 16.45	117,000
2005	30,000	7.1	14.59	12,000
2006	390,000	8.2	8.04	78,000
2007	1,015,000	9.1	5.99	–
	1,630,000	8.6	$ 7.89	207,000

NOTE 12. CHANGE IN NON-CASH WORKING CAPITAL

The net change in non-cash working capital balances is comprised of the following:

	2007	2006
Cash provided by (used for):		
Accounts receivable	**$ 10.6**	$ (8.5)
Inventory	**(7.6)**	(4.7)
Accounts payable and accrued liabilities	**14.1**	(7.8)
	$ 17.1	$ (21.0)

NOTE 13. FINANCIAL INSTRUMENTS

Foreign Currency Rate Risk

Fraser Papers holds assets and liabilities in Canadian dollars and incurs a significant portion of its costs in Canadian dollars. From time to time Fraser Papers enters into forward foreign exchange contracts to hedge the impact of foreign exchange rate changes on these assets, liabilities and costs. Fraser Papers does not use derivative financial instruments for speculative purposes.

As at December 31, 2007, the Company has outstanding forward foreign exchange contracts of CAD$30.0 (2006 – CAD$57.0), which are designated as a fair value hedge against certain Canadian dollar-denominated net monetary liabilities. The Consolidated Statements of Operations for the year ended December 31, 2007 include a realized gain of $8.0 (2006 – $1.6) on matured forward foreign exchange contracts and an unrealized gain of $0.2 (2006 – loss of $0.3) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized losses or gains on the net monetary liabilities being hedged.

As at December 31, 2007, the Company has forward foreign exchange contracts of $60.0 (2006 – nil) as a hedge of anticipated future Canadian dollar cash inflows and $42.4 (2006 - $20.7) as a hedge of anticipated future Canadian dollar cash outflows. These contracts have varying maturity dates in 2008. The Consolidated Statements of Operations for the year ended December 31, 2007 include a realized gain of $2.5 (2006 – $0.1) on matured forward foreign exchange contracts. An unrealized gain of $0.4 is recorded in other comprehensive income. These contracts effectively fix the exchange rate at which certain future Canadian dollar-denominated cash flows will be incurred.

Commodity Price Risk

Markets for some of the products produced by Fraser Papers are highly competitive and cyclical in nature. From time to time, Fraser Papers enters into commodity futures contracts which serve to hedge a portion of Fraser Papers' future sales against changes in the selling price for these products. Fraser Papers does not use derivative financial instruments for speculative purposes.

During the year, Fraser Papers entered into lumber futures contracts which effectively fixed the selling price for lumber delivered on the expiry date and were designated as a hedge of a portion of future lumber sales. During the year, Fraser Papers realized net gains of $0.6 (2006 – $1.0) on lumber futures contracts. There were no outstanding contracts at December 31, 2007 and 2006.

In 2006, Fraser Papers was party to a pulp swap to deliver 24,000 tonnes of market pulp. This swap effectively fixed the selling price on a portion of Fraser Papers' production and was designated as a hedge of a portion of its pulp sales. The Company realized losses on these contracts of $3.5 in 2006. There were no pulp contracts entered into in 2007.

Credit Risk

Fraser Papers does not have a trade receivable balance greater than $7.9 from any individual customer or counterparty as at December 31, 2007 (2006 - $11.9). The Company reviews a customer's credit rating before extending or increasing credit and conducts regular reviews of existing customers' credit performance. No amounts were expensed related to bad debts in 2007 (2006 - $0.2) The allowance for doubtful accounts as at December 31, 2007 is $0.2 (2006 - $0.2).

NOTE 14. COMMITMENTS AND CONTINGENCIES

Softwood Lumber Anti Dumping Duties

Since the inception of the anti dumping duties imposed by the United States Department of Commerce, the Company paid $15.7 on the export of lumber to the U.S. In 2006, the Company received refunds and interest of $14.4 related to anti-dumping duties paid in previous years. These refunds were recognized in the Consolidated Statements of Operations. The Company does not expect any further refunds.

Guarantees

Norbord has provided guarantees for certain obligations of Fraser Papers under a financial commitment agreement (the "FCA"). These guarantees were previously obligations of the paper division of Norbord. At December 31, 2007, the maximum potential amount of the obligations guaranteed was estimated to be $4.4 (2006 - $7.0).

Under the FCA, Fraser Papers agreed to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 31, 2007. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over certain of Fraser Papers' manufacturing facilities.

Fraser Papers has been given approvals to temporarily transfer its Crown cutting rights and rights under a fibre supply agreement with Acadian to a third party. While the third party has agreed to pay the full costs associated with these transfers, the Company retains the legal obligation to pay the Province of New Brunswick or Acadian should the third party not honour its obligation. As at December 31, 2007, the maximum potential amount of the obligation is $3.7.

Other

Fraser Papers has entered into various commitments for the future supply of operating services and materials. Commitments under operating leases and other obligations for which the cash flows are fixed or determinable at December 31, 2007, are:

2008	$ 15.3
2009	0.9
2010	0.1
Subsequent	–
	$ 16.3

NOTE 15. RELATED PARTY TRANSACTIONS

Fraser Papers purchased $5.7 (2006 – $10.4) of electricity for its Gorham paper mill, from Brookfield and its affiliates. Included in accounts payable and accrued liabilities is $0.5 (2006 - $1.1) related to these purchases.

Fraser Papers has invested in convertible, term, preferred units (the "Units") of Katahdin, an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2.1 (2006 - $1.5).

Fraser Papers has leased certain productive equipment owned by Katahdin. The amount of the lease payments are determined with reference to the profits generated by those assets such that all of the profits earned by Fraser Papers on those assets, net of a management fee, are remitted to the lessor as lease payments. During the year, Fraser Papers earned a management fee of $8.0 (2006 – $7.8) from Katahdin. Included in accounts receivable is $2.5 (2006 - $2.1) related to these fees.

During 2007, Fraser Papers sold $3.3 (2006 – $2.5) of goods and services to Katahdin. Included in accounts receivable is $0.8 (2006 – $2.0) related to these sales.

The Company entered into 20 year Fibre Supply Agreements with Acadian. During the year, purchases of fibre from the Fund amounted to $33.6 (2006 – $34.9). Included in accounts payable and accrued liabilities is $1.0 (2006 - $0.1) related to these purchases. The Company paid $0.8 (2006 - $1.3) to Acadian as a fee for administering the Company's Crown Licenses. During the year, the Company recognized equity in earnings of the Fund of $2.3 (2006 - $2.2) and distributions received from the Fund were $2.3 (2006 – $2.2).

As described in Note 3, the Company sold its interest in Acadian on September 26, 2007. Of the 3,613,780 units sold, 2,600,000 were sold to Brookfield, for net proceeds of $27.6.

In connection with the Offering, Fraser Papers entered into a Standby Purchase Agreement with Brookfield, in which Brookfield agreed to exercise all of its rights and would purchase any common shares not otherwise subscribed for by other shareholders of the Company. As a result, Brookfield paid CAD$54.6 to acquire 18,813,241 shares, increasing their ownership interest to 70.5% of the Company.

Brookfield has provided the Company with a facility with a notional amount of $200 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2007, the Company has entered into forward foreign exchange contracts of CAD$30.0 (2006 - CAD$57.0) as a hedge against certain Canadian dollar-denominated net monetary liabilities, $60.0 (2006 – nil) as a hedge of anticipated future Canadian dollar cash inflows and $35.2 (2006 - $20.7) as a hedge of anticipated future Canadian dollar cash outflows, under this facility.

NOTE 16. LOSSES FROM SMART PAPERS

Smart Papers LLC and its affiliates ("Smart Papers"), filed for creditor protection under Chapter 11 of the US Bankruptcy Code, in the first quarter of 2006. As a result, Fraser Papers recorded a charge of $111.4, consisting of an impairment charge against its investment in Smart Papers of $74.0, a provision of $37.4 related to receivables from Smart Papers and estimated accruals. After net payments of $2.1 in 2007 (2006 - $16.0) a balance of $5.2 remains unpaid related to these accruals.

NOTE 17. CLOSURE OF BERLIN PULP MILL

During 2006, Fraser Papers permanently shut down its pulp mill in Berlin, New Hampshire. As a result of the announcement, Fraser Papers recorded a charge of $50.3 consisting of an impairment in property, plant and equipment and other assets and various accruals.

NOTE 18. SEGMENTED INFORMATION

Geographic Segments

Net sales by geographic segment are determined based on the country of shipment.

	Net Sales		Property, Plant and Equipment	
	2007	2006	**2007**	2006
United States	**$ 588.7**	$ 648.7	**$ 128.6**	$ 146.9
Canada(1)	**126.0**	147.2	**133.7**	132.2
Combined total	**$ 714.7**	$ 795.9	**$ 262.3**	$ 279.1
(1) Export Sales included in total	**$ 84.9**	$ 85.1		

Operating Segments

As a result of the sale of its NB timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Its sawmill operations are an integral part of its overall business as these facilities provide fibre for the internal production of pulp.

NOTE 19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

NEWS RELEASE

FraserPapers

Fraser Papers Announces Temporary Shutdown of Sawmill

Toronto, ON (January 16, 2008) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today the temporary shutdown of its 70 MMfbm lumbermill in Ashland, Maine. Weak housing markets in the United States and resultant low lumber prices have contributed to unsustainable operating losses at the mill. The mill will close once current log supplies are processed and is expected to remain closed for approximately four months, depending on market conditions. The shutdown will impact approximately 70 employees at the mill. The Company's sawmill located in Masardis, Maine, is unaffected by the announcement.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Peter Gordon
President and Chief Executive Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to the duration of the temporary shutdown of the Company's Ashland, ME sawmill and the number of employees impacted. The words "will", "expect" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results of the temporary shutdown to differ materially from those set forth in the forward-looking statements include general economic conditions, foreign exchange rates, housing markets, demand for and prices of lumber and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEWS RELEASE

FraserPapers

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

Fraser Papers Completes Rights Offering

Toronto, ON (January 24, 2008) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it has completed the previously announced rights offering to its shareholders. Under the offering, a total of 20,656,913 common shares were issued at a price of $2.90 per share for aggregate proceeds of $59.9 million. The net proceeds from the Offering will be used to repay drawings under Fraser Papers' credit facility.

Following completion of the rights offering, a total of 50,166,789 common shares of Fraser Papers are issued and outstanding.

In satisfaction of its commitment under the Standby Purchase Agreement Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX: BAM) purchased a total of 18,813,245 common shares under the Rights Offering and now holds a total of 35,374,941 common shares being approximately 70.5% of the total number of common shares of Fraser Papers currently issued and outstanding. Prior to the commencement of the Rights Offering, Brookfield held 16,561,696 common shares of Fraser Papers, representing approximately 56% of the total number of common shares of Fraser Papers then issued and outstanding.

This news release does not constitute an offer to sell or the solicitation of an offer to buy these securities. In addition, these securities have not been registered under the United States Securities Act of 1933, or any state securities laws, and may not be offered or sold in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company, containing detailed information about the Company and management.

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

Contacts:

Peter Gordon
President and CEO
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and CFO
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

-30-

FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

Fraser Papers Inc.
Suite 200, 181 Bay Street
Brookfield Place
Toronto, ON M5J 2T3

2. Date of Material Change

January 24, 2008

3. News Release

On January 24, 2008, Fraser Papers Inc. issued a news release through Marketwire. A copy of this news release is attached as Schedule "A".

4. Summary of Material Change

Fraser Papers Inc. announced that it had completed the previously announced rights offering to its shareholders. Under the offering, a total of 20,656,913 common shares were issued at a price of $2.90 per share for aggregate proceeds of $59.9 million.

5. Full Description of Material Change

Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced that it had completed the previously announced rights offering to its shareholders. Under the offering, a total of 20,656,913 common shares were issued at a price of $2.90 per share for aggregate proceeds of $59.9 million. The net proceeds from the Offering will be used to repay drawings under Fraser Papers' credit facility.

Following completion of the rights offering, a total of 50,166,789 common shares of Fraser Papers are issued and outstanding.

In satisfaction of its commitment under the Standby Purchase Agreement Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX: BAM) purchased a total of 18,813,241 common shares under the Rights Offering and now holds a total of 35,374,937 common shares being approximately 70.5% of the total number of common shares of Fraser Papers currently issued and outstanding. Prior to the commencement of the Rights Offering, Brookfield held 16,561,696 common shares of Fraser Papers, representing approximately 56% of the total number of common shares of Fraser Papers then issued and outstanding.

6. Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102

not applicable

7. Omitted Information

not applicable

8. Executive Officer

Glen McMillan
Senior Vice President and Chief Financial Officer
(416) 359-8605

9. Date of Report

February 1, 2008

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE

FraserPapers

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

Fraser Papers Completes Rights Offering

Toronto, ON (January 24, 2008) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today that it has completed the previously announced rights offering to its shareholders. Under the offering, a total of 20,656,913 common shares were issued at a price of $2.90 per share for aggregate proceeds of $59.9 million. The net proceeds from the Offering will be used to repay drawings under Fraser Papers' credit facility.

Following completion of the rights offering, a total of 50,166,789 common shares of Fraser Papers are issued and outstanding.

In satisfaction of its commitment under the Standby Purchase Agreement Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX: BAM) purchased a total of 18,813,241 common shares under the Rights Offering and now holds a total of 35,374,937 common shares being approximately 70.5% of the total number of common shares of Fraser Papers currently issued and outstanding. Prior to the commencement of the Rights Offering, Brookfield held 16,561,696 common shares of Fraser Papers, representing approximately 56% of the total number of common shares of Fraser Papers then issued and outstanding.

This news release does not constitute an offer to sell or the solicitation of an offer to buy these securities. In addition, these securities have not been registered under the United States Securities Act of 1933, or any state securities laws, and may not be offered or sold in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company, containing detailed information about the Company and management.

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

Contacts:

Peter Gordon
President and CEO
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice President and CFO
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

-30-

NEWS RELEASE FraserPapers

Fraser Papers Announces 2007 Financial Results

(All financial references are in U.S. dollars unless otherwise noted)

TORONTO, ON (February 5, 2008) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) today reported financial results for the fourth quarter and year ended December 31, 2007.

The Company generated a net loss of $20.8 million or $0.70 per share during the fourth quarter. The strength of the Canadian dollar, significant increases in input costs, weak lumber markets and maintenance and market-related downtime contributed to these results. However, during 2007, Fraser Papers completed a number of strategic initiatives that are expected to have a positive impact on the future performance of the Company.

- Shut two high cost, uncoated freesheet paper machines, representing a combined capacity of 70,000 tons per year at the East Papers operations in Madawaska, Maine resulting in anticipated cost reductions of approximately $10 million per year.

- Commenced energy efficiency initiatives at the Company's East Papers operations to lower overall energy costs and reduce greenhouse gas emissions. Anticipated reduction in oil consumption of 136,000 barrels per year or $8 million per year.

- Completed a $10 million capital rebuild of the recovery boiler at the pulp mill in Edmundston, New Brunswick, removing a bottleneck in capacity and reducing reliance on more expensive, market pulp.

- Strengthened the Company's balance sheet, reducing debt with proceeds from the $38.4 million sale of the Company's interest in Acadian Timber Income Fund and proceeds of a C$59.9 million equity offering which closed subsequent to year end.

- Increased shipments of specialty packaging and groundwood papers by a combined 20% while reducing shipments of commodity grades by 16%.

- Continued its commitment to sustainable forest practices by achieving FSC certification at its mill in Gorham, New Hampshire and SFI certification at its paper mill in Madawaska, Maine.

- Announced an extended closure of 120 million board feet of annual lumber capacity due to market conditions at the Juniper, New Brunswick sawmill and secured replacement woodchips at lower cost.

"During 2007 we made significant progress toward the implementation of our strategy. We improved our product mix with higher volumes of specialty packaging and highbright groundwood paper and continued to provide outstanding quality and service to our customers. We made progress with the efficiency of our operations and reduced our energy consumption. However, continued increases in energy and fibre costs, combined with the strengthening Canadian dollar, continue to erode operating margins in the short term. While we were able to generate improvements in our operations to partially offset these cost increases, the full impact of many of the initiatives we have undertaken have yet to be realized," said Peter Gordon, President and CEO of Fraser Papers. "We are confident that the actions undertaken in 2007 have positioned Fraser Papers to benefit from improved pricing and lower costs in 2008."

FINANCIAL SUMMARY

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended		Year Ended	
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2007	Dec 31, 2006
EBITDA	**$ (17.9)**	$ 0.3	**$ (44.1)**	$ (7.2)
Earnings/(loss)	**$ (20.8)**	$ (11.0)	**$ (43.7)**	$ (113.8)
Per share	**$ (0.70)**	$ (0.40)	**$ (1.48)**	$ (3.86)
Loss (excluding unusual items)	**$ (21.6)**	$ (15.3)	**$ (73.7)**	$ (24.2)
Per share	**$ (0.73)**	$ (0.54)	**$ (2.50)**	$ (0.82)

For the year, the Company generated a net loss of $43.7 million or $1.48 per share. These results included a one-time gain on the sale of the Company's interest in Acadian Timber Income Fund of $38.4 million (after tax, $1.08 per share); one-time restructuring charges related to machine closures of $15.9 million (after tax, $0.53 per share) and a one-time tax recovery of $13.8 million ($0.47 per share). Excluding the impact of these unusual items, Fraser Papers generated a net loss of $73.7 million, or $2.50 per share.

During 2006, the Company generated a $24.2 million loss (excluding unusual items). Unusual items in 2006 included a gain on the sale of the Company's New Brunswick timberlands of $71.0 million ($2.00 per share), losses related to the bankruptcy of an equity investee of $111.4 million ($3.66 per share), costs of closing a pulp mill of $50.3 million ($1.71 per share) and anti-dumping duty refunds related to shipments of softwood lumber to the U.S. of $14.4 million ($0.33 per share).

EBITDA in the fourth quarter of 2007 was a loss of $17.9 million, compared to an EBITDA loss of $5.6 million in the third quarter. The Company took planned annual maintenance outages at its pulp mill in Thurso, Quebec and its cogeneration plant in Edmundston, New Brunswick. These outages negatively impacted operating results by $8.5 million. In addition, higher prices for oil and the impact of a stronger Canadian dollar increased costs by $5.5 million relative to the third quarter. The Canadian/U.S. dollar exchange rate averaged C$1.00=US$1.02 in the fourth quarter compared to C$1.00=US$0.96 in the second quarter, while benchmark oil prices increased 20%.

During the fourth quarter, mill nets for the Company's paper products improved marginally as announced price increases for certain of the Company's specialty packaging papers were not implemented until late in the quarter. Prices for commodity groundwood grades improved significantly due to strong demand. Benchmark pulp prices improved 6% compared to the third quarter as demand continued strong. Benchmark lumber prices were lower by 8% in the face of weak housing starts in the U.S.

2007 results include margin improvements of $22.9 million compared to 2006 as a result of reduced fixed costs, improved operating efficiencies and increased production and shipments of paper. Unfortunately, the impact of foreign exchange, and higher costs for fibre, energy and chemicals amounted to $48.7 million, more than offsetting the improvements.

EBITDA at the Company's paper operations was $4.3 million lower than the third quarter. A planned maintenance outage at the East Papers cogeneration facility impacted results by $3.5 million. Higher prices for oil and fibre and the impact of the strong Canadian dollar were only partly offset by productivity improvements and lower oil usage. During the last two months of 2007, oil consumption at the Company's East Paper operations was 64% below the comparable period in the fourth quarter of 2006.

Results from the Company's lumber operations continued to be weak reflecting low prices and weak demand. Pulp operations results were below third quarter levels as the Company took its planned annual maintenance shut at its market pulp mill in Thurso, Quebec.

Total paper shipments improved 21% over the third quarter as the Company increased its volume of specialty packaging papers and began shipping to its financial print customers in preparation for the financial printing season. In particular, shipments of specialty packaging grades increased 12%, specialty printing papers increased by 12% and high-bright groundwood shipments improved 13%. In addition, the Company took advantage of strong markets for commodity groundwood grades and increased production and shipments. For the full year, total paper shipments were lower by 11% as a result of the permanent closure of two paper machines in the third quarter at the Company's East Papers operations. However, consistent with the Company's strategic focus, shipments increased by 7% for specialty packaging grades and 31% for specialty high-bright groundwood grades compared to 2006.

Mill net realizations for the Company's paper products improved by as much as 6% for certain grades, in line with increases in benchmark commodity prices.

Shipments of northern bleached hardwood kraft pulp from the Company's pulp mill in Thurso, Quebec fell 13% over the third quarter as a result of the planned maintenance shut taken in October. Continued strong pulp markets and higher shipments to third parties improved average mill net realizations by 4%, or $15 per tonne, reflecting tight global supply.

Lumber markets remained weak with housing starts in 2007 approximately 20% below 2006 levels. Mill net realizations were $25 dollars per Mfbm lower than the third quarter, reflecting continued deterioration in demand. The Company's sawmills in Juniper and Plaster Rock, New Brunswick were shut for substantially the entire quarter. These two mills have combined annual capacity of 260 MMfbm.

BUSINESS INITIATIVES

Market Focus and Competitive Advantage

The Company continues to focus on product mix enhancement and development in response to customer demands. During the fourth quarter, the Company increased its capacity to produce higher brightness, specialty groundwood grades. These newly developed premium products have recently been qualified for applications which have traditionally utilized uncoated freesheet papers.

Product development initiatives were focused on technical label grades and environmentally friendly packaging applications which will replace plastic or foil. These initiatives provide the Company with a broad packaging platform of grease resistant and non-grease resistant grades which are being marketed in quick service restaurants, consumer and wholesale packaging applications and for industrial food service.

Financing

During the fourth quarter, the Company announced an issuance of common shares by way of a rights offering to shareholders. The offering was completed on January 22, 2008. Total proceeds of C$59.9 million were used to repay amounts outstanding under the Company's revolving credit facility. In support of the rights offering, Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX: BAM) entered into a standby purchase agreement whereby Brookfield agreed to exercise its full allotment of rights and to purchase any shares not otherwise purchased by other shareholders. As a result, Brookfield purchased 18.8 million shares of the Company under the rights offering to hold approximately 70.5% of the total common shares outstanding.

OUTLOOK

Fraser Papers, like other Canadian forest product companies, is operating in a challenging business environment. During the fourth quarter of 2007, oil prices reached unprecedented highs, the Canadian dollar touched its strongest level ever, selling prices for lumber were at their lowest levels in twenty years and the availability of woodchips reached critical levels in New Brunswick as a result of sawmill closures. These and other factors have served to offset the positive strides made by Fraser Papers in 2007.

Management believes, however, that the positive efforts of the Company and its employees have positioned Fraser Papers to benefit significantly as these pressures ease. In addition, the broad trend of consolidations in the paper industry, are expected to improve the balance of supply and demand.

The closure of two higher cost paper machines in 2007 at the Company's East Papers operations will allow the Company to lower cost and focus on growing its position in target niche segments. Specifically, the Company's proven product development and lightweight coated and uncoated freesheet capabilities will provide opportunities for growth in food packaging applications as consumer preferences move toward "greener", recyclable, paper-based products. Increased bleaching capabilities will allow the Company to enhance its position in specialty high-bright groundwood papers which are expected to displace higher cost, uncoated freesheet grades in certain applications.

The Company will continue to reduce its reliance on commodity freesheet and groundwood markets, however the Company's manufacturing flexibility does allow for opportunistic participation in these markets.

During the fourth quarter, the Company announced price increases to its customers representing almost 50% of its anticipated 2008 paper shipments. Recent capacity reductions for a number of commodity and specialty grades appear to have brought better balance to the markets. The first quarter is traditionally a strong quarter for paper shipments due to the financial printing season and seasonal changes to food and consumer packaging design.

Market fundamentals for northern bleached hardwood kraft pulp continue to be strong. Recent greenfield start-ups and labour-related restarts appear to have been absorbed into the market as price increases have been announced for 2008. Recent concerns of an economic slowdown in U.S. markets, however, could soften paper demand in these markets.

FOURTH QUARTER CONFERENCE CALL

Fraser Papers' fourth quarter investor conference call can be accessed by teleconference on Wednesday, February 6, 2008 at 9:50 a.m. (Eastern Time) by dialing 1-800-319-4610 (toll free in Canada and U.S.A.) or 1-604-638-5340 (International). The call will be archived through March 8, 2008 and can be accessed by dialing 1-800-319-6413 (toll free in Canada and U.S.A.) or 1-604-638-9010 (International) Pin Code: 2064 followed by the # sign. The conference call can also be accessed via web cast on the Fraser Papers web site at www.fraserpapers.com.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

Contact:

Peter Gordon
President and CEO
(416) 359-8614
pgordon@toronto.fraserpapers.com

Glen McMillan
Senior Vice-President and CFO
(416) 359-8635
gmcmillan@toronto.fraserpapers.com

-30-

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to the impact of strategic initiatives on future performance, anticipated reductions in costs and oil consumption, supply/demand balance, growth opportunities and market position. The words "expect", "anticipate", "will", "could", "continue", "approximately", "can" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results, performance or achievements of the Company to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, foreign exchange rates, unforeseen production issues, the cost of oil, a reversal in the trend of consolidation in the industry, competitors' performance and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

February 5, 2008

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended December 31, 2007, as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2006. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a significant shareholding in the Company) and all of its subsidiaries. Brookfield owns a controlling equity interest of approximately 70% of all outstanding common shares of the Company.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.

STRATEGY

Our long term business strategy involves:

- Focusing on **value-added products**, with an emphasis toward specialty applications for packaging, printing and groundwood paper grades;
- Continuing to provide **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and **development of new products** to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance**.

In addition to these key strategic initiatives, Fraser Papers will continue to look for opportunities to grow its specialty paper franchise opportunistically, based on value. The Company has significantly narrowed its operational focus in recent years such that future growth can be specifically targeted to Fraser Papers' core business.

Value-added Products

Fraser Papers competes in specific market segments where we can utilize our capability in the manufacture of lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. The particular markets that we are focused on are generally between 50,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Approximately 80% of our annual production is in these markets today. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These market segments involve food and other consumer packaging paper grades, financial printing and other lightweight freesheet papers, and specialty high-bright groundwood papers.

In 2007, Fraser Papers completed a number of strategic initiatives that were designed to advance our business consistent with our strategy.

In the third quarter, we closed two small, freesheet paper machines at our Madawaska, Maine paper mill. The two machines represented approximately 70,000 tons per year of paper production or 15% of the paper mill's capacity. The closures were consistent with our strategy of focusing on value-added products and surpassing industry benchmarks for efficiency by transferring specialty freesheet to larger, more efficient paper machines at the Madawaska facility.

The Company estimates the annual benefits from this initiative to be $10 million per year, primarily as a result of exiting certain market segments with negative margins, reducing overall fixed costs and reducing purchases of higher cost inputs.

Superior Customer Service
Superior customer service is the cornerstone of Fraser Papers' value proposition to its customers. We strive to meet our customer's high technical standards and challenging logistical demands as well as providing superior technical support services to our converting and printing customers.

Fraser Papers provides its customers with Forest Stewardship Council ("FSC") certified book papers such as the paper used in the first and second printing of the U.S. edition of *Harry Potter and the Deathly Hallows* by J.K. Rowling. Additionally, the Company has begun shipping anti-microbial office paper to meet customers' needs. All Fraser Papers' pulp and paper facilities can provide certified products under either the FSC or Sustainable Forestry Initiative ("SFI") certification.

Innovation
Product development continues to be an important component of the Company's marketing initiatives. During the fourth quarter, the Company developed five new specialty products for applications in the packaging, financial printing, converting and consumer goods market segments. We have again achieved our goal of continually developing new projects as approximately 12% of volume sold in 2007 represents products that were developed in the past 24 months.

Improved Operating Performance
We have undertaken a number of initiatives that will lower our operating costs. In response to the rapid escalation of oil costs, two projects focused on energy were announced.

- An oil-fired boiler and turbine in the Edmundston, New Brunswick pulp mill, which was traditionally used in the winter, was shut in 2007. The closure will reduce oil consumption by 3.5 million gallons per year, resulting in $4 million in energy savings and a 35% reduction in greenhouse gas emissions. In the fourth quarter, oil consumption was lower by 1.2 million gallons compared to one year ago representing a savings of $1.9 million.
- A heat recovery system will be installed at the Thurso, Quebec pulp mill. The heat exchanger will reduce the mill's fossil fuel use by approximately 5% to 10% and reduce greenhouse gases emissions. The estimated savings on an annual basis will be $1.4 million. This equipment will be commissioned in the first quarter of 2008.

In the second quarter of 2007, Fraser Papers completed a 21 day major maintenance outage at its Edmundston, New Brunswick sulphite pulp mill. The outage included $9.2 million in capital spending to rebuild the recovery boiler at the integrated pulp mill. In addition, increased maintenance, other costs and downtime as a result of the shutdown negatively affected results during the second quarter by $8.9

million. This outage supports our objective of reducing fibre costs by maximizing internal pulp production as production from the mill improved by 8% over the first half of 2007. The increased throughput will enable the Madawaska paper mill to displace purchased pulp fibre with expected annual savings in excess of $3 million. During the fourth quarter, the internal pulp production at Edmundston improved to design levels, producing up to 740 tons per day on a sustained basis. However, a number of operational difficulties and difficulties obtaining raw materials contributed to intermittent downtime, resulting in average daily production over the quarter which was comparable to the first half of the year.

Through focusing on things it can control, Fraser Papers' operating performance improved through higher pulp production, lower oil consumption and improved sawmill productivity.

Fraser Papers' improvement initiatives focus on the year-over-year improvements in operating earnings assuming constant selling prices, exchange rates and commodity prices. The improvement program generated $22.9 million in 2007, when compared to 2006. The cost reduction improvements were derived primarily from improved fibre utilization, labor and benefit costs due to restructuring and chemical usage efficiencies.

PRE-TAX US$ MILLIONS	2007 Margin Improvements
Sales Mix Optimization	$ (3.3)
Sales and Production Volume	(5.1)
Fibre Utilization	14.1
Labor and Benefits	8.0
Other Cost Reductions	9.2
Total	$ 22.9

These initiatives served to only partially offset significant cost pressures from fibre, energy, chemical costs, foreign exchange and market-related shutdowns, which totaled $48.7 million in 2007.

PRE-TAX US$ MILLIONS	2007 Uncontrollable Pressures
Increased fibre pricing	$ (13.0)
Increased energy pricing	(12.5)
Increased chemical pricing	(3.1)
Canadian / US Foreign Exchange	(20.1)
Total	$ (48.7)

OVERVIEW

Fraser Papers is executing a comprehensive turnaround of its financial and operating affairs. During the fourth quarter, the Company announced an issuance of common shares by way of a rights offering which was completed in January 2008 and reduced total debt to amounts outstanding under the Company's working capital facility. In addition, the Company implemented a number of previously announced energy reduction initiatives and took downtime at its sawmills in an effort to reduce costs. Despite these initiatives to improve the Company's performance, higher fibre and energy costs, weak lumber markets and the stronger Canadian dollar led to negative EBITDA in the quarter. Continued weak housing markets have depressed demand for lumber and other building products. Our lumber operations, which are integrated with our core pulp and paper operations in order to provide a secure supply of wood chips and biomass fuel, operated at 37% of capacity and continue to generate negative results.

Fraser Papers continues to focus on achieving better performance across all operations including throughput, process efficiencies and lowest possible cost structure in order to produce paper that we can sell profitably into growing market segments.

	Three months ended			Twelve months ended	
	Dec 31 2007	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Paper operations					
EBITDA(1) (US$ million)	**(8.2)**	(3.9)	2.0	**(21.9)**	1.8
Less: Impact of outages	**(3.5)**	—	(1.8)	**(13.6)**	(8.8)
Adjusted EBITDA(2)	**(4.7)**	(3.9)	3.8	**(8.3)**	10.6
Adjusted EBITDA Margin ($ per ton)	**(30)**	(30)	22	**(14)**	16
Adjusted Average Cash Cost(1) ($ per ton)	**963**	934	874	**933**	867
Pulp operations					
EBITDA(1) (US$ million)	**(3.7)**	1.7	(6.6)	**(0.2)**	(13.4)
Less: Impact of Berlin pulp mill	—	—	(0.1)	—	(4.3)
Less: Impact of pulp hedges	—	—	(1.1)	—	(3.5)
Less: Impact of outages	**(5.0)**	—	(7.2)	**(5.0)**	(7.2)
Adjusted EBITDA(2)	**1.3**	1.7	1.8	**4.8**	1.6
Adjusted EBITDA Margin ($ per tonne)	**24**	27	30	**21**	6
Adjusted Average Cash Cost(1) ($ per tonne)	**565**	526	484	**530**	488
Lumber operations					
EBITDA(1) (US$ million)	**(6.0)**	(3.4)	4.9	**(22.0)**	2.0
Less: Impact of duties refund	—	—	11.2	—	14.4
Adjusted EBITDA(2)	**(6.0)**	(3.4)	(6.3)	**(22.0)**	(12.4)
Adjusted EBITDA Margin ($ per Mfbm)	**(90)**	(36)	(94)	**(68)**	(33)
Adjusted Average Cash Cost(1) ($ per Mfbm)	**356**	321	349	**342**	336

(1) See "Definitions" section.
(2) Adjusted EBITDA has been adjusted for outages, the Berlin pulp mill, pulp hedges and duties refund.

Fraser Papers generated an EBITDA loss of $17.9 million in the fourth quarter of 2007. The paper operations generated an EBITDA loss of $8.2 million, the pulp operations generated an EBITDA loss of $3.7 million and the lumber operations generated an EBITDA loss of $6.0 million.

Paper operations in the fourth quarter of 2007 generated an EBITDA loss of $8.2 million which includes the costs of an annual maintenance outage at the Company's cogeneration facility in Edmundston, New Brunswick of $3.5 million. The adjusted EBITDA loss for paper operations excluding the impact of the outage was $4.7 million which compares to an EBITDA loss of $3.9 million in the third quarter of 2007. The impact of the stronger Canadian dollar and higher fibre and oil costs accounted for $4.0 million of higher costs during the quarter, which were partially offset by improved productivity, energy usage and other cost improvements.

For paper operations, the EBITDA in the fourth quarter of 2007 was a decline of $10.2 million compared to the fourth quarter of 2006. Adjusting for the impact of maintenance outages in the comparative quarters, the decline in EBITDA was $8.5 million. Paper pricing for specialty packaging, specialty printing and commodity freesheet grades increased 10% over the fourth quarter of 2006 but was offset by increased average cash cost in the paper business from purchased fibre and energy pricing and the strength of the Canadian dollar which have more than offset the benefit of these paper price increases.

Pulp operations in the fourth quarter of 2007 generated a negative EBITDA of $3.7 million which includes $5.0 million for the cost of the planned annual maintenance outage. The adjusted fourth quarter 2007 EBITDA of $1.3 million compares to $1.7 million in the third quarter of 2007. On this basis, EBITDA declined by $0.4 million compared to the third quarter of 2007 reflecting $1.9 million negative impact from a stronger Canadian dollar and higher energy costs partly offset by higher pulp prices. Pulp markets improved during the quarter with the average realized revenue increasing 4%. The adjusted EBITDA in the fourth quarter of 2007 has declined by $0.5 million over the adjusted EBITDA of the fourth quarter of 2006 reflecting an increase in benchmark pricing of $83 per tonne, offset by currency factors. The Canadian dollar increased from US$0.88 to US$1.02 in the fourth quarter of 2007.

Lumber operations' EBITDA declined by $2.6 million compared to the third quarter of 2007 as a result of an 8% decrease in benchmark pricing. The lumber market has deteriorated since the first quarter of 2006 with benchmark pricing down 23% or $93 per Mfbm due to weak demand. EBITDA in the fourth quarter of 2006 was $4.9 million which included anti-dumping duties refund of $11.2 million. Adjusted EBITDA in the fourth quarter of 2006 was negative $6.3 million. Fraser Papers has since announced market downtime at three of our four sawmills.

SUMMARY OF QUARTERLY RESULTS

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings/(Loss)	Earnings/(Loss) per share (basic and diluted)
2007			
4th Quarter	**$ 186.3**	**$ (20.8)**	**$ (0.70)**
3rd Quarter	172.3	24.8	0.84
2nd Quarter	181.7	(37.6)	(1.28)
1st Quarter	174.4	(10.1)	(0.34)
2006			
4th Quarter	$ 187.2	$ (11.0)	$ (0.40)
3rd Quarter	185.1	(6.1)	(0.21)
2nd Quarter	207.7	(18.3)	(0.61)
1st Quarter	215.9	(78.4)	(2.64)

OPERATING RESULTS

Net sales for the fourth quarter of 2007 were $186.3 million, as compared to $172.3 million in the third quarter of 2007. The increase was due to higher sales volumes for paper as we started to ship ahead of the financial printing season.

Losses for the fourth quarter of 2007 were $20.8 million compared to earnings of $24.8 million in the third quarter of 2007. Third quarter earnings included a $38.4 million pre-tax gain on the sale of the Company's interest in Acadian Timber Income Fund ("Acadian") and a one-time $13.8 million tax recovery. Fourth quarter results included $8.5 million related to the negative impact of the outages at the Edmundston co-generation facility and the Thurso pulp mill.

Proceeds on the sale of Fraser Papers' interest in Acadian were used to repay borrowings under the Company's working capital facility.

Net sales for the fourth quarter of 2007 were $186.3 million, as compared to $187.2 million in the fourth quarter of 2006. The decrease was a result of the permanent closure of two paper machines in the third quarter of 2007, lumber downtime during the quarter, substantially offset by improved pulp and paper pricing.

Losses for the fourth quarter of 2007 were $20.8 million, as compared to a loss of $11.0 million in the fourth quarter of 2006. The decrease in earnings of $9.8 million was mainly due to the strength of the Canadian dollar and increased pricing for energy and chemicals of $18.9 million partly offset by improvements in revenue realizations and fibre pricing, fibre and chemical utilization and other margin improvements of $8.3 million.

Net sales by segment for 2007 and 2006 were as follows:

	Three months ended			Twelve months ended	
US$ MILLIONS	**Dec 31 2007**	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Paper	**$ 186.3**	$ 172.3	$ 187.2	**$ 714.7**	$ 791.6
Timber[1]	**n/a**	n/a	n/a	**n/a**	6.7
Inter-segment	**—**	—	—	**—**	(2.4)
Total	**$ 186.3**	$ 172.3	$ 187.2	**$ 714.7**	$ 795.9

EBITDA by segment was as follows:

	Three months ended			Twelve months ended	
US$ MILLIONS	**Dec 31 2007**	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Paper	**$ (17.9)**	$ (5.6)	$ 0.3	**$ (44.1)**	$ (9.6)
Timber[1]	**n/a**	n/a	n/a	**n/a**	2.4
Total	**$ (17.9)**	$ (5.6)	$ 0.3	**$ (44.1)**	$ (7.2)

(1) The Timber segment was sold in January 2006.

In the fourth quarter, the Paper segment generated an EBITDA loss of $17.9 million, a decrease of $12.3 million from the third quarter EBITDA loss of $5.6 million. The fourth quarter included $5.0 million for the Thurso annual maintenance outage and $3.5 million for the Edmundston co-generation facility annual outage. The fourth quarter was also affected by the stronger Canadian dollar, which averaged US$1.02 compared to US$0.96 in the third quarter of 2007.

Realized paper prices improved by $4 per ton compared to the third quarter as we started to ship ahead of the financial printing season. Prices for Fraser Papers' northern bleached hardwood kraft pulp ("NBHK") increased by $25 per tonne or 4% due to improved market conditions. Lumber prices declined $28/Mfbm or 8% during the quarter. Cost pressures in all of our operations continued as the combined effect of higher energy costs and the effect of the stronger Canadian dollar resulted in an estimated $5.5 million increase in costs, as compared to the third quarter of 2007. (See discussion in "Business Segments")

Depreciation expense was $7.0 million in the quarter, as compared to $7.7 million in the comparable period in 2006.

LIQUIDITY AND CAPITAL RESOURCES

Operating and investing cash flows

During the quarter, cash flow from operations after changes in working capital was an outflow of $31.5 million as compared to an outflow of $12.5 million during the same quarter of 2006. During the fourth quarter, Fraser Papers increased working capital by $2.6 compared to an increase in working capital of $16.6 million in the fourth quarter of 2006 as a result of the sawmills' reduced log inventories from market shutdowns and the early shipment of paper for the financial printing season. Operating cash flow before changes in working capital declined by $33.0 million compared to the fourth quarter of 2006 primarily as a result of lower EBITDA and payments associated with the closure of the two paper machines at East Papers.

Net Debt and Capital Resources

During the third quarter of 2007, the company increased its revolving credit facility with its current lender from $90 million to $140 million in order to finance the repayment of all of its outstanding 8.75% Senior Notes. The $50 million increase, with a maturity date of January 31, 2008, was on substantially the same terms as the Company's existing facility.

During the fourth quarter of 2007, Fraser Papers announced a rights offering (the "Offering") under which the Company granted its existing shareholders the right to purchase 20,656,913 shares at a purchase price of $2.90 per share. Subsequent to year-end, the Company received CAD$59.9 million in proceeds under the Offering and repaid the $50.0 million temporary financing due January 31, 2008. In connection with the Offering, Brookfield entered into a Standby Purchase Agreement in which Brookfield agreed to exercise all of its rights and to purchase the common shares not otherwise subscribed by other shareholders. Under the Offering, Brookfield purchased 18,813,241 additional common shares of the Company increasing its ownership interest in the Company to approximately 70.5%.

Total debt excluding bank indebtedness at December 31, 2007 of $81.6 million consists of borrowings under the Company's committed, revolving credit facility. At year end, an additional $42.3 million of this facility was utilized in support of letters of credit.

Net debt including bank indebtedness as of December 31, 2007 was $85.9 million, resulting in a net debt to net debt plus equity ratio of 23%. After adjusting for the repayment of debt with proceeds from the Offering, the net debt to net debt plus equity ratio drops to approximately 7%.

CAPITAL INVESTMENTS

For the quarter, capital investments totaled $4.1 million compared to $3.9 million in the fourth quarter of 2006. For the full year 2007, capital investments totaled $18.0 million compared to $12.7 million for the full year of 2006. The increased spending was due to the planned rebuild of the recovery boiler at the Edmundston pulp mill facility. The rebuild increased production at the Company's sulphite pulp mill and reduced the requirement to purchase higher priced market pulp from third parties.

EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $7.7 million in the fourth quarter of 2007, an increase of $1.1 million from the comparable period in 2006. For the full year 2007, employee benefit plans funding was $28.5 million, a decrease of $8.5 million from the full year of 2006. The decreased funding is due to a lower funding requirement for the U.S. plans and a better overall funded position. During the second quarter, the Company was denied regulatory approval to defer funding on certain of its pension plans and made a one-time, retroactive payment of $4.2 million.

Benefit plan expense for the quarter was $2.4 million as compared to $4.9 million in the comparable quarter in 2006. Benefit plan expense for the full year 2007 was $10.8 million as compared to $21.0 million in the full year of 2006. The reduction is mostly due to improved returns from invested assets. Additionally, as part of the $15.9 million restructuring charge, the Company recorded a benefit plan expense of $3.3 million.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2007:

US$ MILLIONS		Total	Less than one year	One to three years	Four to five years	After five years
Debt	$	**81.6**	$ 81.6	$ —	$ —	$ —
Operating leases		**0.9**	0.6	0.3	—	—
Purchase obligations		**10.9**	10.9	—	—	—
Total contractual obligations	**$**	**93.4**	$ 93.1	$ 0.3	$ —	$ —

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials.

Norbord Inc. (the former parent company of Fraser Papers) provides guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At December 31, 2007, the maximum potential amount of the obligations guaranteed was estimated to be $4.4 million. These guarantees have not been included in the table above.

Fraser Papers has been given approvals to temporarily transfer its Crown cutting rights and rights under a fibre supply agreement with Acadian to a third party. While the third party has agreed to pay the full costs associated with these transfers, the Company retains the legal obligation to pay the Province of New Brunswick or Acadian should the third party not honour its obligation. As at December 31, 2007, the maximum potential amount of the obligation is $3.7 million.

HEDGING ACTIVITIES

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar-denominated cash flows.

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530, Comprehensive Income, and Section 3865, Hedges. These policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

As a result of the adoption of these new standards, changes in the value of instruments reported at fair value and fair value hedge derivatives are recognized in income. Changes in the value of derivatives designated as cash flow hedges are recognized in Other Comprehensive Income until the instrument is no longer recognized or impaired and is recognized in income.

During 2007, Fraser Papers realized a gain of $0.6 million on lumber futures contracts to deliver 17.9 million board feet of lumber at fixed prices. There were no contracts outstanding at the end of the year.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar-denominated cash flows.

As of December 31, 2007, the Company had CAD$30.0 million in foreign exchange contracts outstanding as fair value hedges against certain Canadian dollar-denominated net monetary liabilities.

During the year, the Company realized $8.0 million of gains on these contracts and at December 31, 2007, the unrealized gains on these contracts amounted to $0.2 million.

As of December 31, 2007, the Company had CAD$17.6 million in net forward foreign exchange contracts outstanding as a hedge against future net Canadian future cash flows. These contracts have varying maturity dates in 2008. During the year, the Company realized $2.5 million of gains related to foreign exchange contracts and at December 31, 2007, the unrealized gains on outstanding contracts amounted to $0.4 million.

Realized and unrealized gains or losses on Canadian dollar-denominated net liabilities hedges and realized gains or losses on cash flow hedges are recorded in the Statement of Operations, in the same manner as the realized and unrealized gains or losses on the net monetary liabilities and realized gains or losses on cash flows being hedged. Unrealized gains or losses on cash flow hedges are recorded in Other Comprehensive Income until such time that the Canadian dollar-denominated cash flows being hedged are realized.

BUSINESS SEGMENTS

Paper Segment

The Paper segment is comprised of 11 paper machines at two locations, one market pulp facility, two internal pulp facilities and four sawmills.

Products include specialty packaging and printing papers, commodity freesheet papers, specialty high-bright groundwood papers, commodity groundwood papers and towel, as well as hardwood pulp and softwood lumber.

The following is a summary of financial information for the Paper segment:

	Three months ended			Twelve months ended	
US$ MILLIONS	**Dec 31 2007**	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Net sales	**$ 186.3**	$ 172.3	$ 187.2	**$ 714.7**	$ 791.6
EBITDA[1]	**(17.9)**	(5.6)	0.3	**(44.1)**	(9.6)
Depreciation	**7.0**	7.5	7.7	**29.5**	31.4
Capital investments	**4.1**	1.3	3.9	**18.0**	12.7

(1) See "Definitions" Section.

The Paper segment is broken into three operations: Paper, Pulp and Lumber.

Paper Operations

Paper operations are comprised of the following product groups: specialty packaging, specialty printing, commodity freesheet papers, specialty high-bright groundwood, commodity groundwood and towel.

	Three months ended			Twelve months ended	
	Dec 31 2007	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Sales (US$ millions)	**147.6**	124.4	157.5	**552.8**	595.9
EBITDA (US$ millions)	**(8.2)**	(3.9)	2.0	**(21.9)**	1.8
EBITDA ($ per ton)	**(52)**	(30)	12	**(37)**	3
EBITDA margin(1)	**(6%)**	(3%)	1%	**(4%)**	0%
Shipments (000 tons)					
Specialty packaging	**19**	17	16	**72**	67
Specialty printing	**57**	51	76	**234**	304
Commodity freesheet papers	**17**	18	18	**68**	72
Specialty high-bright groundwood	**26**	23	21	**97**	74
Commodity groundwood	**28**	12	31	**78**	102
Towel	**11**	10	10	**39**	39
	158	131	172	**588**	658
Average Revenue Realized ($ per ton)					
Specialty packaging	**1,141**	1,141	1,140	**1,148**	1,138
Specialty printing	**995**	977	972	**987**	947
Commodity freesheet papers	**874**	833	843	**853**	804
Specialty high-bright groundwood	**852**	840	855	**859**	820
Commodity groundwood	**727**	693	719	**717**	736
Towel	**842**	791	772	**800**	774
Weighted Average ($ per ton)	**918**	914	903	**922**	893
Average Cash Operating Cost ($ per ton)	**985**	934	884	**956**	880
Reference Prices ($ per ton)(2)					
50# offset rolls	**853**	820	883	**832**	815
22.1# white directory	**740**	740	725	**740**	722

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").

Market conditions continue to improve for specialty packaging, specialty printing and specialty groundwood grades. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) increased by 4% or $33 per ton over the previous quarter to a level of $853 per ton. Average revenue realized from commodity freesheet papers increased 5% accordingly.

Fraser Papers' strategy is to target market segments where the Company can achieve a meaningful or leadership position and where we can match our technical competencies with the demand for lightweight freesheet papers. In 2007, Fraser Papers had approximately 80% of its freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty market segments.

Specialty packaging products are typically used for food applications and utilize both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet narrow technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Packaging volumes increased by 2,000 tons or 12% compared to the third quarter of 2007 due to increased demand for stain resistant products. Specialty packaging pricing in the fourth quarter of 2007 was flat compared to the third quarter of 2007.

Specialty printing papers include freesheet products that are characterized by narrow technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Fraser Papers' specialty printing papers business volumes increased by 6,000 tons compared to the third quarter of 2007 reflecting seasonal activity in financial printing. Specialty printing shipments were lower than the fourth quarter of 2006 as a result of the permanent closure of two paper machines and the migration of financial printing papers from freesheet to Fraser Papers' specialty high-bright groundwood.

In the fourth quarter, the volume for commodity freesheet decreased slightly by 1,000 tons from the third quarter. For the year 2007, volume of commodity freesheet grades declined by 6% from the full year of 2006 as Fraser Papers continued to narrow its focus towards higher margin specialty packaging and printing paper products in strategic markets.

Specialty high-bright groundwood includes products that are used for financial printing and other applications where a high performance and superior print quality are required. Compared to the third quarter, Fraser Papers' shipments of specialty groundwood products increased 3,000 tons and average revenue realized increased $12 per ton. For the year 2007, specialty high-bright groundwood volume increased 31% to 97,000 tons.

Compared with the third quarter, Fraser Papers' shipments of commodity groundwood products increased 16,000 tons as there were opportunities in some strong segments to realize higher pricing. For the year 2007, commodity groundwood volume decreased 24% to 78,000 tons.

Three months ended December 31, 2007 compared to three months ended September 29, 2007

The paper operations generated negative EBITDA of $8.2 million in the fourth quarter on sales of $147.6 million. This compares to a negative EBITDA of $3.9 million in the third quarter of 2007 on sales of $124.4 million. The $4.3 million decrease in EBITDA was due to $3.5 million for a planned co-generation facility outage in Edmundston and the stronger Canadian dollar.

Adjusting for the effects of the outages, the paper operations generated negative EBITDA in the fourth quarter of 2007 of $4.7 million, compared to negative EBITDA of $3.9 million in the third quarter of 2007. The improved results from various cost reduction initiatives were offset by higher input costs and the effect of a stronger Canadian dollar. The Canadian dollar averaged US$1.02 in the fourth quarter of 2007 compared to US$0.96 in the third quarter of 2007, resulting in higher input costs of $2.2 million relative to the third quarter.

The $23.2 million increase in sales relative to the third quarter results from the start of shipments ahead of the financial printing season and additional opportunities for commodity groundwood.

Three months ended December 31, 2007 compared to three months ended December 31, 2006

The paper operations generated negative EBITDA of $8.2 million in the fourth quarter on sales of $147.6 million. This compares to an EBITDA of $2.0 million in the fourth quarter of 2006 on sales of $157.5 million. The $10.2 million decrease in EBITDA compared to the fourth quarter of 2006 was due to $18.1 million of increased costs for fibre, energy, and the effect of the stronger Canadian dollar. The Canadian dollar averaged US$1.02 in the fourth quarter of 2007 compared to US$0.88 in the fourth quarter of 2006.

The $9.9 million decrease in sales and 8% decrease in shipments from the fourth quarter of 2006 reflects the permanent closure of two paper machines in Madawaska, Maine.

Year ended December 31, 2007 compared to year ended December 31, 2006

Excluding the impact of major outages, the paper operations had a negative EBITDA of $8.3 million in 2007 on sales of $552.8 million compared to an EBITDA of $10.6 million in 2006 on sales of $595.9 million. The $18.9 million decrease in EBITDA was due to increased fibre and energy costs and the strength of the Canadian dollar of $41.5 million, partly offset by higher mill net realizations and margin improvements.

Shipments decreased by 11% in 2007 compared to 2006 due to the permanent closure of two paper machines and the softening in retail, automobile and home building segments that directly impact pressure sensitive and point-of-sale applications. In addition, the recent price increases by the U.S. postal service have negatively impacted catalog, magazine and commercial printing segments as publishers and printers work to changed formats, basis weights and distribution strategies to mitigate the increasing costs of mailing.

Pulp Operations

The Company owns and operates a NBHK market pulp mill in Thurso, Quebec. In the second quarter of 2006, Fraser Papers closed its NBHK market pulp mill in Berlin, New Hampshire. The site has since been sold.

	Three months ended			Twelve months ended	
	Dec 31 2007	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Sales (US$millions)	**20.8**	21.1	12.3	**72.9**	80.1
EBITDA (Thurso) (US$millions)	**(3.7)**	1.7	(5.4)	**(0.2)**	(5.6)
EBITDA (Berlin) (US$millions)	—	—	(0.1)	—	(4.3)
Loss on Pulp Hedge (US$millions)	—	—	(1.1)	—	(3.5)
Total EBITDA	**(3.7)**	1.7	(6.6)	**(0.2)**	(13.4)
Pulp EBITDA ($ per tonne)	**(67)**	27	(110)	**(1)**	(51)
EBITDA Margin(1)	**(18%)**	8%	(54%)	**0%**	(17%)
Shipments (000 tonnes)(2)	**55**	63	60	**234**	263
Average Revenue Realized ($ per tonne)(2)	**582**	557	530	**555**	505
Average Cash Operating Costs ($ per tonne)(4)	**656**	526	604	**551**	515
Reference Price ($ per tonne)(3)					
NBHK market pulp	**768**	724	685	**719**	654

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and average revenues realized include internal sales but exclude pulp hedges.
(3) Reference prices are from RISI's Pulp and Paper Weekly.
(4) Average cost operating costs are for the Thurso mill only.

Market conditions continued to improve in the NBHK pulp market with average benchmark pricing rising by 6%, or $44 per tonne over the third quarter of 2007 to $768 per tonne. This is an improvement of 12% or $83 per tonne compared to the fourth quarter of 2006 in the average benchmark pricing.

Fraser Papers directs a portion of its market pulp for internal use. The Company also purchases pulp from third parties to supplement internal production. The amount of pulp purchased from the third parties is approximately equal to third party sales of NBHK placing the Company essentially in a balanced position for total market pulp.

Three months ended December 31, 2007 compared to three months ended September 29, 2007

The pulp operations generated negative EBITDA of $3.7 million in the fourth quarter of 2007 on sales of $20.8 million. This was a $5.4 million EBITDA decrease from the previous quarter when the pulp operations generated EBITDA of $1.7 million on $21.1 million of sales. The $5.4 million decrease in EBITDA was primarily due to a $5.0 million annual maintenance outage in the fourth quarter. Improved market conditions and improved productivity and spending were more than offset by $1.9 million for increased oil pricing and the impact of the stronger Canadian dollar. The Canadian dollar averaged US$1.02 in the fourth quarter of 2007 compared to US$0.96 in the third quarter of 2007.

Shipments decreased by 13% in the fourth quarter of 2007 compared to the third quarter of 2007 due to the annual maintenance outage.

Three months ended December 31, 2007 compared to three months ended December 31, 2006

The pulp operations generated negative EBITDA of $3.7 million in the fourth quarter of 2007 on sales of $20.8 million. This was a $2.9 million EBITDA improvement from the previous year's quarter when the pulp operations generated negative EBITDA of $6.6 million on $12.3 million of sales. The improvement was primarily due to improved execution and lower overall cost of the annual outage and improved average revenue realized of 10%, as well as the expiration of certain pulp hedges at the end of 2006. These improvements were partially offset by the stronger Canadian dollar which increased the cost for the pulp operation by $5.5 million. The Canadian dollar averaged US$1.02 in the fourth quarter of 2007 compared to US$0.88 in the fourth quarter of 2006.

Shipments decreased by 8% in the fourth quarter of 2007 compared to the fourth quarter of 2006 due to pulp inventory reduction efforts in 2006.

Year ended December 31, 2007 compared to year ended December 31, 2006

The pulp operations generated negative EBITDA of $0.2 million in 2007 on sales of $72.9 million. This compares to the previous year's EBITDA loss of $13.4 million on sales of $80.1 million. 2006 included an EBITDA loss of $4.3 million at the Berlin pulp mill, which was permanently shutdown, and a loss of $3.5 million on a pulp hedge that expired at the end of 2006. The EBITDA for the Thurso pulp mill improved from an EBITDA loss of $5.6 million in 2006 to an EBITDA loss of $0.2 million in the current year. Improved market conditions contributed most of the EBITDA improvement with benchmark pricing improving 10% or $65 per tonne over 2006. In Canadian dollar terms, Thurso's cash cost remained at CAD$588 per tonne despite rising energy costs; however, in US dollar terms, Thurso's cash costs increased 7% to $551 per tonne compared to $515 per tonne in 2006 due to the strength of the Canadian dollar.

Shipments declined by 11% in 2007, compared to 2006, primarily due to the closure of the Berlin pulp mill in April 2006.

Lumber Operations

Lumber operations are comprised of four sawmills: two in New Brunswick and two in northern Maine.

	Three months ended			Twelve months ended	
	Dec 31 2007	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Sales (US$millions)	**17.9**	26.8	17.4	**89.0**	115.6
Anti-dumping duties refund	—	—	11.2	—	14.4
EBITDA (US$millions)	**(6.0)**	(3.4)	4.9	**(22.0)**	2.0
EBITDA ($ per Mfbm)	**(88)**	(36)	73	**(68)**	5
EBITDA Margin(2)	**(34%)**	(13%)	28%	**(25%)**	2%
Shipments (Mmfbm)	**68**	94	67	**324**	377
Average Revenue Realized ($ per Mfbm)	**264**	279	261	**273**	304
Average Cash Operating Cost ($ per Mfbm)(3)	**356**	321	349	**342**	336
Reference Price ($ per Mfbm)(1)					
Boston SPF 2X4 #2&Btr	**307**	335	324	**324**	363

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.
(3) Cash operating costs exclude refunds of Anti-Dumping Duties.

Market conditions continued to be very weak for our lumber operations due primarily to the decline in U.S. housing activity where annual construction starts have declined from their peak of an annualized 2.3 million in January 2006 to an annualized 1.0 million in December 2007. Average benchmark lumber prices (Eastern Boston SPF 2X4) decreased a further 8% or $28 per Mfbm from the third quarter of 2007. Consequently, Fraser Papers' net revenue realized decreased 5% compared to the third quarter.

In the fourth quarter, the Company took market-related downtime for 13 weeks at the Plaster Rock sawmill and 11 weeks at the Juniper sawmill. Both mills are located in New Brunswick. In the third quarter, Fraser Papers entered into an agreement to secure alternative woodchips for the Edmundston, New Brunswick pulp mill, which enabled us to close the Juniper sawmill for up to eleven months.

Three months ended December 31, 2007 compared to three months ended September 29, 2007

The lumber operations generated a negative EBITDA of $6.0 million in the fourth quarter of 2007 on sales of $17.9 million. This compares to a negative EBITDA in the third quarter of 2007 of $3.4 million on sales of $26.8 million. EBITDA declined by $2.6 million over the third quarter due to reduced realized pricing, market-related downtime and the stronger Canadian dollar. The Canadian dollar averaged US$1.02 in the fourth quarter of 2007 compared to US$0.96 in the third quarter of 2007.

Three months ended December 31, 2007 compared to three months ended December 31, 2006

The lumber operations generated a negative EBITDA of $6.0 million in the fourth quarter of 2007 on sales of $17.9 million. This compares to an EBITDA in the fourth quarter of 2006 of $4.9 million which included $11.2 million from anti-dumping duty refunds. Excluding the refunds, EBITDA improved by $0.3 million over the fourth quarter of 2006.

Shipments in the fourth quarter of 2007 were comparable to the fourth quarter of 2006.

Year ended December 31, 2007 compared to year ended December 31, 2006

The lumber operations generated a negative EBITDA of $22.0 million in 2007 on sales of $89.0 million. This compared to an EBITDA of $2.0 million in 2006 which included $14.4 million from anti-dumping duty refunds. Weak market conditions, lower selling prices and market-related shutdowns contributed to the lower results.

Shipments declined by 14% in 2007, compared to 2006, due to the market-related downtime.

Timber Segment

The Company sold its freehold NB Timberlands on January 31, 2006 and currently has only one reportable segment. The table shown below reflects only the results of operating the Timber segment during the first quarter of 2006.

	Three months ended			Twelve months ended	
US$ MILLIONS	**Dec 31 2007**	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Net sales	$ —	$ —	$ —	$ —	$ 4.3
EBITDA[1]	—	—	—	—	2.4
Depreciation	—	—	—	—	—
Capital investments	—	—	—	—	—

(1) See "Definitions" Section.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the December 31, 2007 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2006, except as described in Note 2 to the interim financial statements. The closure of the Madawaska paper machines in 2007 and the impairment and other related charges to the Smart Papers bankruptcy filing in 2006 are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as those disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2006.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the CEO and the CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, expected pension funding, anticipated selling prices for products, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following restructuring and other initiatives, expected changes in significant cash flows, note repurchases, potential recoveries and adjustments with the Madawaska paper machine closures, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible", "foresee", "feel", "can", "continue", "potential" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

Fraser Papers, like other Canadian forest product companies, is operating in a challenging business environment. During the fourth quarter of 2007, oil prices reached unprecedented highs, the Canadian dollar touched its strongest level ever, selling prices for lumber were at their lowest levels in twenty years and the availability of woodchips reached critical levels in New Brunswick as a result of sawmill closures. These and other factors have served to offset the positive strides made by Fraser Papers in 2007.

Management believes, however, that the positive efforts of the Company and its employees have positioned Fraser Papers to benefit significantly as these pressures ease. In addition, the broad trend of consolidations in the paper industry, are expected to improve the balance of supply and demand.

The closure of two higher cost paper machines in 2007 at the Company's East Papers operations will allow the Company to lower cost and focus on growing its position in target niche segments. Specifically, the Company's proven product development and lightweight coated and uncoated freesheet capabilities will provide opportunities for growth in food packaging applications as consumer preferences move toward "greener", recyclable, paper-based products. Increased bleaching capabilities will allow the Company to enhance its position in specialty high-bright groundwood papers which are expected to displace higher cost, uncoated freesheet grades in certain applications.

The Company will continue to reduce its reliance on commodity freesheet and groundwood markets, however the Company's manufacturing flexibility does allow for opportunistic participation in these markets.

During the fourth quarter, the Company announced price increases to its customers representing almost 50% of its anticipated 2008 paper shipments. Recent capacity reductions for a number of commodity and specialty grades appear to have brought better balance to the markets. The first quarter is traditionally a strong quarter for paper shipments due to the financial printing season and seasonal changes to food and consumer packaging design.

Market fundamentals for NBHK pulp continue to be strong. Recent greenfield start-ups and labour-related restarts appear to have been absorbed into the market as price increases have been announced for 2008. Recent concerns of an economic slowdown in U.S. markets, however, could soften paper demand in these markets.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$ MILLIONS		Three months ended Dec 31 2007	Dec 31 2006	Twelve months ended Dec 31 2007	Dec 31 2006
Earnings / (Loss)		**$ (20.8)**	$ (11.0)	**$ (43.7)**	$ (113.8)
Add:	Interest expense, net	**1.8**	1.1	**6.8**	5.9
Less:	Income tax recovery	**(5.0)**	1.4	**(13.4)**	(15.9)
Less:	Gain on sale of NB Timberlands	**—**	—	**—**	(71.0)
Less:	Gain on sale of Acadian Timber	**—**	—	**(38.4)**	—
Add:	Restructuring Charges	**(0.6)**	—	**15.9**	—
Add:	Losses from Smart Papers	**—**	4.0	**—**	111.4
Add:	Closure of Berlin pulp mill	**—**	—	**—**	50.3
Add:	Other	**(0.3)**	(2.9)	**(0.8)**	(5.5)
Add:	Depreciation	**7.0**	7.7	**29.5**	31.4
EBITDA		**$ (17.9)**	$ 0.3	**$ (44.1)**	$ (7.2)

NET DEBT

US$ MILLIONS		As at Dec 31 2007	Dec 31 2006
Long-term debt		**$ —**	$ 66.6
Less:	Cash and short term-notes	**—**	(12.7)
Add:	Bank indebtedness	**4.3**	—
Add:	Borrowings under Credit facility	**81.6**	—
NET DEBT		**$ 85.9**	$ 53.9

CASH COST

US$ MILLIONS		Three months ended Dec 31 2007	Dec 31 2006	Twelve months ended Dec 31 2007	Dec 31 2006
Net Sales		**$ 186.3**	$ 187.2	**$ 714.7**	$ 795.9
Less:	EBITDA	**17.9**	(0.3)	**44.1**	7.2
Add:	Anti-dumping duties recovery	**—**	11.2	**—**	14.4
CASH COST		**$ 204.2**	$ 198.1	**$ 758.8**	$ 817.5

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007

(unaudited)

US$ MILLIONS	As at Dec 31, 2007	As at Dec 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	**$ —**	$ 12.7
Accounts receivable	**99.1**	106.2
Inventory	**125.0**	118.3
Future income taxes	**0.2**	0.7
	224.3	237.9
Property, plant and equipment	**262.3**	279.1
Other assets *(note 2)*	**56.5**	37.2
	$ 543.1	$ 554.2
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	**$ 4.3**	$ —
Accounts payable and accrued liabilities	**106.4**	86.3
Current debt *(note 5)*	**81.6**	—
Long-term debt *(notes 2 and 5)*	**—**	66.6
Other liabilities	**56.1**	51.1
Future income taxes	**4.5**	18.3
Shareholders' equity *(note 8)*	**290.2**	331.9
	$ 543.1	$ 554.2

(See accompanying notes to financial statements.)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
DECEMBER 31, 2007

(unaudited)

	Three Months Ended		Years Ended	
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	**Dec 31 2007**	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Net sales	**$ 186.3**	$ 187.2	**$ 714.7**	$ 795.9
Earnings (loss) before the following:	**$ (17.9)**	$ 0.3	**$ (44.1)**	$ (7.2)
Gain on sale of Acadian *(note 4)*	**—**	—	**38.4**	—
Restructuring charges *(note 3)*	**0.6**	—	**(15.9)**	—
Gain on sale of NB Timberlands *(note 4)*	**—**	—	**—**	71.0
Losses from Smart Papers *(note 11)*	**—**	(4.0)	**—**	(111.4)
Closure of pulp mill *(note 12)*	**—**	—	**—**	(50.3)
Other	**0.3**	2.9	**0.8**	5.5
Interest income	**0.1**	0.5	**0.5**	3.8
Interest expense *(note 5)*	**(1.9)**	(1.6)	**(7.3)**	(9.7)
Loss before depreciation and income taxes	**(18.8)**	(1.9)	**(27.6)**	(98.3)
Depreciation	**(7.0)**	(7.7)	**(29.5)**	(31.4)
Income tax recovery *(note 7)*	**5.0**	(1.4)	**13.4**	15.9
Loss	**$ (20.8)**	$ (11.0)	**$ (43.7)**	$(113.8)
Loss per share (basic and fully diluted)	**$ (0.70)**	$ (0.40)	**$ (1.48)**	$ (3.86)
Weighted average number of shares (thousands)	***29,510***	*29,510*	***29,510***	*29,510*
Deficit				
Balance, beginning of period	**$(184.9)**	$(151.0)	**$(162.0)**	$ (48.2)
Loss	**(20.8)**	(11.0)	**(43.7)**	(113.8)
Balance, end of period	**$(205.7)**	$(162.0)	**$(205.7)**	$(162.0)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME
DECEMBER 31, 2007

(unaudited)

US$ MILLIONS	Three Months Ended Dec 31, 2007	Years Ended Dec 31, 2007
Loss	$ (20.8)	$ (43.7)
Changes in unrealized net gains on cash flow hedges	(0.4)	0.6
Tax impact of above	0.1	(0.2)
Other comprehensive income (loss)	(0.3)	0.4
Comprehensive loss	$ (21.1)	$ (43.3)
Accumulated other comprehensive income		
Balance, beginning of period	0.5	—
Transition adjustment	—	(0.2)
Other comprehensive income (loss) for the period	(0.3)	0.4
Balance, end of period	$ 0.2	$ 0.2

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2007

(unaudited)

US$ millions	Three Months Ended Dec 31 2007	Three Months Ended Dec 31 2006	Years Ended Dec 31 2007	Years Ended Dec 31 2006
Cash provided by (used for):				
Operating Activities				
Loss	**$ (20.8)**	$ (11.0)	**$ (43.7)**	$ (113.8)
Items not affecting cash:				
Depreciation	**7.0**	7.7	**29.5**	31.4
Future income taxes *(note 7)*	**(5.3)**	1.3	**(14.8)**	(16.8)
Gain on sale of Acadian *(note 4)*	**—**	—	**(38.4)**	—
Restructuring charges *(note 3)*	**(0.6)**	—	**15.9**	—
Gain on sale of NB Timberlands *(note 4)*	**—**	—	**—**	(71.0)
Losses from Smart Papers *(note 11)*	**—**	4.0	**—**	111.4
Closure of pulp mill *(note 12)*	**—**	—	**—**	50.3
Employment benefit plan expense *(note 6)*	**2.4**	4.9	**10.8**	21.0
Other items	**(3.9)**	3.8	**(4.6)**	(19.8)
Employment benefit plan funding *(note 6)*	**(7.7)**	(6.6)	**(28.5)**	(37.0)
	(28.9)	4.1	**(73.8)**	(44.3)
Net change in non-cash working capital balances	**(2.6)**	(16.6)	**23.3**	(21.0)
	(31.5)	(12.5)	**(50.5)**	(65.3)
Investing Activities				
Net capital investments	**(4.1)**	(4.4)	**(18.0)**	(12.7)
Proceeds on the sale of Acadian *(note 4)*	**38.4**	—	**38.4**	—
Proceeds on sale of NB Timberlands *(note 4)*	**—**	—	**—**	93.5
	34.3	(4.4)	**20.4**	80.8
Financing Activities				
Borrowings under revolving credit facility	**(10.2)**	—	**81.6**	—
Repayment of long-term debt *(note 5)*	**—**	—	**(68.5)**	(51.5)
Purchase of long-term debt *(note 5)*	**—**	—	**—**	(25.9)
	(10.2)	—	**13.1**	(77.4)
Decrease in cash and cash equivalents, net of bank indebtedness	**$ (7.4)**	$ (16.9)	**$ (17.0)**	$ (61.9)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

US$ MILLIONS

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2006, except for changes in accounting policies, which are described below. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2006. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Changes in Accounting Policies

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges.* With the exception of the reclassification of transaction costs, as described below, these policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading for accounting purposes and are measured on the balance sheet at fair value. Accounts receivable are classified as loans and receivables and are measured at amortized cost. The Company's interest in Katahdin Paper Company LLC ("Katahdin") is classified as a held-to-maturity investment, but does not have a quoted market price and is measured at cost. Bank indebtedness, accounts payable and accrued liabilities and long-term debt are also measured at amortized costs and are classified as other financial liabilities. The fair values of financial instruments approximate their carrying values, except where disclosed elsewhere in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

Section 3855 also provides guidance on costs incurred upon issuance of financial liabilities. As a result, the carrying value of unamortized financing costs of $1.9, as at December 31, 2006 relating to the Company's 8.75% senior, unsecured notes ("the Notes"), previously recorded in Other Assets, have been reclassified against Long-term Debt. This change has been applied retroactively.

Fraser Papers uses derivative financial instruments to manage its foreign currency and commodity price exposures. Fraser Papers does not use derivative financial instruments for speculative purposes. In accordance with Section 3865, the Company documents its risk strategy objectives and the relationship between the hedging instrument and hedged item. The Company also assesses the effectiveness of the hedging relationships throughout their term to ensure they remain consistent with the Company's risk strategy.

Fair value hedges are used to manage the Company's exposure to changes in value of assets and liabilities held in a foreign currency. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is re-measured at fair value and the gains and losses from both are recorded in the Consolidated Statement of Operations.

Cash flow hedges are used to reduce variability in cash flow that is attributable to changes in foreign exchange rates or commodity prices associated with forecasted transactions. The effective portion of the unrealized gain or loss on the hedging instrument is recognized in Other Comprehensive Income. Any ineffective portion is recorded in the Consolidated Statement of Operations. Amounts accumulated in Other Comprehensive Income are reclassified into the Consolidated Statement of Operations as the gain or loss on the hedged item is realized.

Note 3. Closure of Paper Manufacturing Capacity

During the second quarter of 2007, Fraser Papers announced the strategic decision to permanently shut down two uncoated freesheet paper machines, representing a combined capacity of 70,000 tons per year at its East Papers operations. As a result, Fraser Papers recorded a restructuring charge of $15.9, including an impairment charge related to property, plant and equipment and spare parts inventory of $9.2 and charges related to pension and termination benefits, severance and other costs of $6.7. During the fourth quarter of 2007, certain estimates were adjusted resulting in a net reversal of previously recorded amounts of $0.6.

Note 4. Sale of New Brunswick Timberlands and Other Assets

During 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"), a newly formed income fund. The Company was the promoter of the Fund.

Net proceeds on the sale of NB Timberlands were $125, including $31.5 of securities representing a 30% interest in the equity of the Fund, or a 22% interest in the Fund on a fully diluted basis.

The sale of NB Timberlands resulted in a gain of $71.0. In accordance with GAAP, the gain on the sale was the result of net cash proceeds of $93.5 adjusted for the proportionate share of the net liabilities of the Fund (excluding those related to the NB Timberlands) and the net assets contributed to the Fund (net of Fraser Papers' retained interest).

During the third quarter of 2007, Fraser Papers sold its interest in Acadian for net proceeds of $38.4. As the units in Acadian had a book value of nil, a gain of $38.4 was recorded on the transaction.

During the year the Company received distributions of $2.3 (2006 – $2.2) from Acadian, including $0.3 in the fourth quarter (2006 - $0.6).

Note 5. Long-term Debt

During 2007, the Company amended its existing revolving credit facility to provide for an increase in amounts available from $90.0 to $140.0 in order to finance the repayment of $68.5 of Notes, as described below. The facility bears interest at market rates, with the $50.0 increase maturing January 31, 2008 and the remaining balance of $90.0 due November 30, 2008. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At December 31, 2007, $123.9 (2006 - $39.5) of the facility was utilized, $31.6 (2006 – nil) for operating bank loans, $50.0 million under the temporary financing due January 31, 2008 and the balance in the form of letters of credit.

In the fourth quarter of 2007, the Company filed a final short form prospectus with security regulators in Canada relating to a rights offering (the "Offering"). Subsequent to year end, the Company issued 20,656,913 shares, under the Offering, receiving proceeds of CAD$59.9 and repaid the $50.0 temporary financing before the January 31, 2008 due date.

During the year, the Company closed its tender offer to repay all of its outstanding Notes of $84.0 (2006 - $66.0). The Company repaid $68.5 (2006 - $51.5) of Notes to the public and cancelled $15.5 (2006 - $14.5) of Notes held by Fraser Papers. A write-down of deferred financing costs of $1.6 (2006 - $1.5), related to the repayment under the tender offer, has been reflected in the Consolidated Statement of Operations and Statements of Cash Flows.

During 2006, prior to repaying the Notes, the Company purchased $30.0 in principal amount of Notes in the market. The Notes were purchased for $25.9, resulting in a gain of $3.1, net of a write-down in debt issuance costs of $1.0. The net gain is reflected in the Consolidated Statements of Operations.

Interest payments of $2.8 (2006 – $1.6) were made on long-term debt in the fourth quarter of 2007. For the year ended December 31, 2007, the Company made interest payments of $8.9 (2006 – $10.8).

Note 6. Employee Benefit Costs

During the quarter, employee benefit expense for pensions and post retirement benefits totaled $5.7 (2006 – $4.9). For the year ended December 31, 2007, employee benefit costs for pensions and post retirement benefits totaled $14.1 (2006 – $21.0). Employee benefit plan funding amounted to $7.7 (2006 – $6.6) during the quarter and $28.5 (2006 – $37.0) for the year ended December 31, 2007.

Note 7. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		*Years Ended*	
	Dec 31 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Current tax expense	**$ (0.3)**	$ (0.1)	**$ (1.4)**	$ (0.9)
Future income tax recovery	**5.3**	(1.3)	**14.8**	16.8
Income tax recovery (expense)	**$ 5.0**	$ (1.4)	**$ 13.4**	$ 15.9

During the quarter and for the year ended December 31, 2007, the Company paid $1.8 and $2.3, respectively on income and income-related taxes (2006 – nil and $1.3, respectively).

Note 8. Shareholders' Equity

	As at Dec 31 2007	As at Dec 31 2006
Common shares – 29,509,876 outstanding	**$ 490.0**	$ 490.0
Contributed surplus	**5.7**	3.9
Accumulated other comprehensive income	**0.2**	—
Deficit	**(205.7)**	(162.0)
	$ 290.2	$ 331.9

In the fourth quarter of 2007, the Company filed a final short form prospectus with security regulators in Canada relating to the Offering. Under the Offering, the Company distributed rights to existing shareholders to purchase 20,656,913 shares, at a purchase price of CAD$2.90. Subsequent to year end, the Company issued 20,656,913 and received gross proceeds of CAD$59.9.

Note 9. Commitments and Contingencies

Foreign Exchange Hedges

As at December 31, 2007, the Company has outstanding forward foreign exchange contracts of CAD$30.0 (2006 – CAD$57.0), which are designated as a fair value hedges against certain Canadian dollar-denominated net monetary liabilities. The Consolidated Statements of Operations for the year ended December 31, 2007 include a realized gain of $8.0 (2006 – $1.6) on matured forward foreign exchange contracts and Other Comprehensive Income includes an unrealized gain of $0.2 (2006 – loss of $0.3) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized losses or gains on the net monetary liabilities being hedged.

Fraser Papers has net forward foreign exchange contracts remaining of $17.6 (2006 – $20.7), which are designated as a hedge against future net Canadian dollar cash flows. These contracts have varying maturity dates in 2008. The Consolidated Statements of Operations for the year ended December 31, 2007 include a realized gain of $2.5 (2006 – $0.1) on matured forward foreign exchange contracts. An unrealized gain of $0.4 is recorded in Other Comprehensive Income. These contracts effectively fix the exchange rate at which certain future Canadian dollar-denominated cash flows will be incurred.

Commodity Hedges

Fraser Papers entered into lumber futures contracts which effectively fixed the selling price for lumber delivered on the expiry date and were designated as a hedge of a portion of future lumber sales. During the year, Fraser Papers realized net gains of $0.6 (2006 – $1.0) on lumber futures contracts. There were no outstanding contracts at December 31, 2007 and 2006.

Guarantees

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. The maximum potential amount of the obligation guaranteed is estimated to be $4.4.

Fraser Papers has been given approvals to temporarily transfer its Crown cutting rights and rights under a fibre supply agreement with Acadian to a third party. While the third party has agreed to pay the full costs associated with these transfers, the Company retains the legal obligation to pay the Province of New Brunswick or Acadian should the third party not honour its obligation. As at December 31, 2007, the maximum potential amount of the obligation is $3.7.

Note 10. Related Party Transactions

Brookfield Asset Management Inc (together with its subsidiaries "Brookfield") is related as a result of Brookfield owning a controlling equity interest in the Company. Acadian is a related party by virtue of the Brookfield's equity holdings in the Fund. All related party transactions are recorded at the exchange amount.

During the quarter and the year ended December 31, 2007, Fraser Papers purchased approximately $1.3 and $5.7, respectively (2006 – $2.1 and $10.4) of electricity for its Gorham paper mill, from Brookfield. Included in accounts payable and accrued liabilities is $0.5 (2006 – $1.1) related to these purchases.

Fraser Papers has invested in Units of Katahdin, an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2.1 (2006 – $1.5). The investment is accounted for using the cost method and is included in other assets.

During the quarter and year-to-date, Fraser Papers earned a management fee of $2.5 and $8.0 (2006 – $2.2 and $7.8) from Katahdin. Included in accounts receivable is $2.5 (2006 – $2.1) related to these fees.

During the quarter and the year, Fraser Papers sold $1.5 and $5.1 (2006 – $2.0 and $2.5) of goods and services to Katahdin. Included in accounts receivable is $0.8 (2006 - $2.0) related to these sales.

Fraser Papers has entered into 20 year Fibre Supply Agreements with Acadian. During the quarter and year, purchases of fibre from the Fund amounted to $8.9 and $33.6, respectively (2006 – $7.7 and $34.9, respectively). Included in accounts payable and accrued liabilities is $1.0 (2006 - $0.1) related to these purchases. In addition the Company's prior equity interest in the fund generated distributions of $0.3 (2006 – $0.6) during the quarter and $2.3 (2006 – $2.2) year-to-date.

As described in Note 4, the Company sold its interest in Acadian on September 26, 2007. Of the 3,613,780 units sold, 2,600,000 were sold to Brookfield, for net proceeds of $27.6.

In connection with the Offering, Fraser Papers entered into a Standby Purchase Agreement with Brookfield, in which Brookfield agreed to exercise all of its rights and would purchase any common shares not otherwise subscribed for by other shareholders of the Company. As a result, Brookfield paid CAD$54.6 to acquire 18,813,241 shares, increasing their ownership interest to 70.5% of the Company.

Brookfield has provided the Company with a facility with a notional amount of $150.0 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2007, the Company has entered into forward foreign exchange contracts of CAD$30.0 (2006 – CAD$57.0) as a hedge against certain Canadian dollar-denominated net monetary liabilities and $24.8 (2006 – $20.7) as a hedge against future net Canadian dollar cash flows, under this facility.

Note 11. Losses from Smart Papers

Smart Papers LLC and its affiliates ("Smart Papers"), filed for creditor protection under Chapter 11 of the U.S. Bankruptcy Code, in the first quarter of 2006. As a result, Fraser Papers recorded a charge of $107.4 in the second quarter and an additional charge of $4.0 in the fourth quarter of 2006, consisting of an impairment charge against its investment in Smart Papers of $74.0 and provision of $37.4 related to receivables from Smart Papers and estimated accruals. During the quarter and the year ended December 31, 2007, net payments of $0.7 and $2.1, respectively (2006 – $1.5 and $16.0) were made against the accrual. As at December 31, 2007 a balance of $5.2 remains unpaid related to these accruals.

Note 12. Closure of Berlin Pulp Mill

In the first quarter of 2006, Fraser Papers announced the permanent shutdown of its pulp mill in Berlin, New Hampshire. As a result, Fraser Papers recorded a charge of $50.3 consisting of an impairment on property, plant and equipment and other assets and various accruals.

Note 13. Segmented Information

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Its sawmill operations are an integral part of its overall business as these facilities provide fibre for the internal production of pulp.

Note 14. Comparative Figures

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

NEWS RELEASE

FraserPapers

FRASER PAPERS ANNOUNCES TEMPORARY SHUTDOWN OF TWO PAPER MACHINES

Toronto, ON (February 11, 2008) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today it plans to curtail production of commodity freesheet paper grades on paper machines #13 and #14 at its paper mill in Gorham, New Hampshire for an indefinite period starting April 13, 2008. Production on paper machine #12 was suspended late in 2007. Fraser Papers expects to continue operating two of the five paper machines (paper machines #11 and #19) in Gorham that produce specialty printing papers (principally light-weight opaque papers) and industrial towel. The three machines to be curtailed represent annual production capacity of 109,000 tons.

"The impact of rising input costs, particularly oil and market pulp, has resulted in significant operating losses for certain of the grades produced at the Gorham mill," said Peter Gordon, President and CEO of Fraser Papers. "Increases in the selling price of commodity freesheet products have not been sufficient to offset these rising costs," noted Gordon.

The Company will fulfill all of its existing commitments to customers and expects to operate at current production levels until April 13, 2008, depending on demand. If cost pressures ease and the profitability for the grades produced on these machines improves before April 13, 2008, the Company may cancel or defer the curtailments.

The State of New Hampshire has been working with the Company on alternatives to address increasing costs at the mill. During this temporary shutdown, Fraser Papers will continue to work with the State to explore various initiatives to reduce the mill's reliance on oil as a fuel source.

As a result of the production curtailments, 167 affected employees at the Gorham operations will be laid off indefinitely. The Company has given employees 60-day notice under the Workers Adjustment and Retraining Notice ("WARN") Act. Under the provisions of the WARN Act, affected employees will be paid through the notice period, even if the production cuts are implemented earlier.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The Company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

Contacts:

Peter Gordon	Glen McMillan
President and CEO	Senior Vice President and CFO
(416) 359-8614	(416) 359-8635
pgordon@toronto.fraserpapers.com	gmcmillan@toronto.fraserpapers.com

-30-

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to production curtailments, continuing operation of paper machines, commitments to customers, production levels, oil reduction initiatives and employee lay-offs. The words "plan", "expect", "will", "may", and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results of the curtailments, continuing operation, customer commitments, production, initiatives and lay-offs to differ materially from those set forth in the forward-looking statements include the cost of oil and market pulp, unforeseen production issues, demand for the Company's products, accessibility of research resources, staffing requirements at the Company's operations and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CIBC Mellon Trust Company

February 14, 2008

Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Ontario Securities Commission
British Columbia Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Government of the Northwest Territories
Government of Yukon
Government of Nunavut

Dear Sirs:

RE: FRASER PAPERS INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	May 1, 2008
RECORD DATE FOR NOTICE:	March 10, 2008
RECORD DATE FOR VOTING:	March 10, 2008
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 10, 2008
SECURITIES ENTITLED TO NOTICE:	COMMON
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,
CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Associate Manager, Trust Central Services

cc: CDS & Co. (Via Fax)

pk\NM_FraserPapers

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

Marina Mueller
Assistant Corporate Secretary

via SEDAR

February 28, 2008

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Administration Branch
Securities Commission of Newfoundland and Labrador
Registrar of Securities - Department of Justice/Government of the Northwest Territories
Nova Scotia Securities Commission
Registrar of Securities - Department of Justice/Government of Nunavut
Ontario Securities Commission
Prince Edward Island - Office of the Attorney General Securities Division
Quebec Autorité des marchés financiers
Saskatchewan Financial Services Commission - Securities Division
Yukon - Registrar of Securities, Corporate Affairs/Community Services

Dear Sirs/Mesdames:

RE: FRASER PAPERS INC. (THE "CORPORATION")
FOURTH QUARTER 2007 MD&A AND FINANCIAL STATEMENTS
FILED ON SEDAR ON FEBRUARY 5, 2008

We are refiling the Corporation's Fourth Quarter 2007 Financial Statements as well as the Fourth Quarter 2007 Management's Discussion and Analysis, which we previously filed on February 5, 2008 under SEDAR project numbers 1213636 and 1213638 respectively, to adjust certain classifications within the Consolidated Statements of Cash Flows and correct a minor typographical error.

Yours truly,

FRASER PAPERS INC.

signed "*Marina Mueller*"

Marina Mueller
Assistant Corporate Secretary

Fraser Papers Inc.
Suite 200, 181 Bay Street
Brookfield Place
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8634
Fax 416-359-8606
mmueller@toronto.fraserpapers..com
www.fraserpapers.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

February 5, 2008

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and notes thereto for the period ended December 31, 2007, as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2006. In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a significant shareholding in the Company) and all of its subsidiaries. Brookfield owns a controlling equity interest of approximately 70% of all outstanding common shares of the Company.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.

STRATEGY

Our long term business strategy involves:

- Focusing on **value-added products**, with an emphasis toward specialty applications for packaging, printing and groundwood paper grades;
- Continuing to provide **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and **development of new products** to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance**.

In addition to these key strategic initiatives, Fraser Papers will continue to look for opportunities to grow its specialty paper franchise opportunistically, based on value. The Company has significantly narrowed its operational focus in recent years such that future growth can be specifically targeted to Fraser Papers' core business.

Value-added Products

Fraser Papers competes in specific market segments where we can utilize our capability in the manufacture of lightweight freesheet and groundwood papers for a number of specialty applications. Our focus is on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. The particular markets that we are focused on are generally between 50,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Approximately 80% of our annual production is in these markets today. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These market segments involve food and other consumer packaging paper grades, financial printing and other lightweight freesheet papers, and specialty high-bright groundwood papers.

In 2007, Fraser Papers completed a number of strategic initiatives that were designed to advance our business consistent with our strategy.

In the third quarter, we closed two small, freesheet paper machines at our Madawaska, Maine paper mill. The two machines represented approximately 70,000 tons per year of paper production or 15% of the paper mill's capacity. The closures were consistent with our strategy of focusing on value-added products and surpassing industry benchmarks for efficiency by transferring specialty freesheet to larger, more efficient paper machines at the Madawaska facility.

The Company estimates the annual benefits from this initiative to be $10 million per year, primarily as a result of exiting certain market segments with negative margins, reducing overall fixed costs and reducing purchases of higher cost inputs.

Superior Customer Service

Superior customer service is the cornerstone of Fraser Papers' value proposition to its customers. We strive to meet our customer's high technical standards and challenging logistical demands as well as providing superior technical support services to our converting and printing customers.

Fraser Papers provides its customers with Forest Stewardship Council ("FSC") certified book papers such as the paper used in the first and second printing of the U.S. edition of *Harry Potter and the Deathly Hallows* by J.K. Rowling. Additionally, the Company has begun shipping anti-microbial office paper to meet customers' needs. All Fraser Papers' pulp and paper facilities can provide certified products under either the FSC or Sustainable Forestry Initiative ("SFI") certification.

Innovation

Product development continues to be an important component of the Company's marketing initiatives. During the fourth quarter, the Company developed five new specialty products for applications in the packaging, financial printing, converting and consumer goods market segments. We have again achieved our goal of continually developing new projects as approximately 12% of volume sold in 2007 represents products that were developed in the past 24 months.

Improved Operating Performance

We have undertaken a number of initiatives that will lower our operating costs. In response to the rapid escalation of oil costs, two projects focused on energy were announced.

- An oil-fired boiler and turbine in the Edmundston, New Brunswick pulp mill, which was traditionally used in the winter, was shut in 2007. The closure will reduce oil consumption by 3.5 million gallons per year, resulting in $4 million in energy savings and a 35% reduction in greenhouse gas emissions. In the fourth quarter, oil consumption was lower by 1.2 million gallons compared to one year ago representing a savings of $1.9 million.
- A heat recovery system will be installed at the Thurso, Quebec pulp mill. The heat exchanger will reduce the mill's fossil fuel use by approximately 5% to 10% and reduce greenhouse gases emissions. The estimated savings on an annual basis will be $1.4 million. This equipment will be commissioned in the first quarter of 2008.

In the second quarter of 2007, Fraser Papers completed a 21 day major maintenance outage at its Edmundston, New Brunswick sulphite pulp mill. The outage included $9.2 million in capital spending to rebuild the recovery boiler at the integrated pulp mill. In addition, increased maintenance, other costs and downtime as a result of the shutdown negatively affected results during the second quarter by $8.9

million. This outage supports our objective of reducing fibre costs by maximizing internal pulp production as production from the mill improved by 8% over the first half of 2007. The increased throughput will enable the Madawaska paper mill to displace purchased pulp fibre with expected annual savings in excess of $3 million. During the fourth quarter, the internal pulp production at Edmundston improved to design levels, producing up to 740 tons per day on a sustained basis. However, a number of operational difficulties and difficulties obtaining raw materials contributed to intermittent downtime, resulting in average daily production over the quarter which was comparable to the first half of the year.

Through focusing on things it can control, Fraser Papers' operating performance improved through higher pulp production, lower oil consumption and improved sawmill productivity.

Fraser Papers' improvement initiatives focus on the year-over-year improvements in operating earnings assuming constant selling prices, exchange rates and commodity prices. The improvement program generated $22.9 million in 2007, when compared to 2006. The cost reduction improvements were derived primarily from improved fibre utilization, labor and benefit costs due to restructuring and chemical usage efficiencies.

PRE-TAX US$ MILLIONS	2007 Margin Improvements
Sales Mix Optimization	**$ (3.3)**
Sales and Production Volume	**(5.1)**
Fibre Utilization	**14.1**
Labor and Benefits	**8.0**
Other Cost Reductions	**9.2**
Total	**$ 22.9**

These initiatives served to only partially offset significant cost pressures from fibre, energy, chemical costs, foreign exchange and market-related shutdowns, which totaled $48.7 million in 2007.

PRE-TAX US$ MILLIONS	2007 Uncontrollable Pressures
Increased fibre pricing	**$ (13.0)**
Increased energy pricing	**(12.5)**
Increased chemical pricing	**(3.1)**
Canadian / US Foreign Exchange	**(20.1)**
Total	**$ (48.7)**

OVERVIEW

Fraser Papers is executing a comprehensive turnaround of its financial and operating affairs. During the fourth quarter, the Company announced an issuance of common shares by way of a rights offering which was completed in January 2008 and reduced total debt to amounts outstanding under the Company's working capital facility. In addition, the Company implemented a number of previously announced energy reduction initiatives and took downtime at its sawmills in an effort to reduce costs. Despite these initiatives to improve the Company's performance, higher fibre and energy costs, weak lumber markets and the stronger Canadian dollar led to negative EBITDA in the quarter. Continued weak housing markets have depressed demand for lumber and other building products. Our lumber operations, which are integrated with our core pulp and paper operations in order to provide a secure supply of wood chips and biomass fuel, operated at 37% of capacity and continue to generate negative results.

Fraser Papers continues to focus on achieving better performance across all operations including throughput, process efficiencies and lowest possible cost structure in order to produce paper that we can sell profitably into growing market segments.

	Three months ended			Twelve months ended	
	Dec 31 2007	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Paper operations					
EBITDA(1) (US$ million)	**(8.2)**	(3.9)	2.0	**(21.9)**	1.8
Less: Impact of outages	**(3.5)**	—	(1.8)	**(13.6)**	(8.8)
Adjusted EBITDA(2)	**(4.7)**	(3.9)	3.8	**(8.3)**	10.6
Adjusted EBITDA Margin ($ per ton)	**(30)**	(30)	22	**(14)**	16
Adjusted Average Cash Cost(1) ($ per ton)	**963**	934	874	**933**	867
Pulp operations					
EBITDA(1) (US$ million)	**(3.7)**	1.7	(6.6)	**(0.2)**	(13.4)
Less: Impact of Berlin pulp mill	—	—	(0.1)	—	(4.3)
Less: Impact of pulp hedges	—	—	(1.1)	—	(3.5)
Less: Impact of outages	**(5.0)**	—	(7.2)	**(5.0)**	(7.2)
Adjusted EBITDA(2)	**1.3**	1.7	1.8	**4.8**	1.6
Adjusted EBITDA Margin ($ per tonne)	**24**	27	30	**21**	6
Adjusted Average Cash Cost(1) ($ per tonne)	**565**	526	484	**530**	488
Lumber operations					
EBITDA(1) (US$ million)	**(6.0)**	(3.4)	4.9	**(22.0)**	2.0
Less: Impact of duties refund	—	—	11.2	—	14.4
Adjusted EBITDA(2)	**(6.0)**	(3.4)	(6.3)	**(22.0)**	(12.4)
Adjusted EBITDA Margin ($ per Mfbm)	**(90)**	(36)	(94)	**(68)**	(33)
Adjusted Average Cash Cost(1) ($ per Mfbm)	**356**	321	349	**342**	336

(1) See "Definitions" section.
(2) Adjusted EBITDA has been adjusted for outages, the Berlin pulp mill, pulp hedges and duties refund.

Fraser Papers generated an EBITDA loss of $17.9 million in the fourth quarter of 2007. The paper operations generated an EBITDA loss of $8.2 million, the pulp operations generated an EBITDA loss of $3.7 million and the lumber operations generated an EBITDA loss of $6.0 million.

Paper operations in the fourth quarter of 2007 generated an EBITDA loss of $8.2 million which includes the costs of an annual maintenance outage at the Company's cogeneration facility in Edmundston, New Brunswick of $3.5 million. The adjusted EBITDA loss for paper operations excluding the impact of the outage was $4.7 million which compares to an EBITDA loss of $3.9 million in the third quarter of 2007. The impact of the stronger Canadian dollar and higher fibre and oil costs accounted for $4.0 million of higher costs during the quarter, which were partially offset by improved productivity, energy usage and other cost improvements.

For paper operations, the EBITDA in the fourth quarter of 2007 was a decline of $10.2 million compared to the fourth quarter of 2006. Adjusting for the impact of maintenance outages in the comparative quarters, the decline in EBITDA was $8.5 million. Paper pricing for specialty packaging, specialty printing and commodity freesheet grades increased 10% over the fourth quarter of 2006 but was offset by increased average cash cost in the paper business from purchased fibre and energy pricing and the strength of the Canadian dollar which have more than offset the benefit of these paper price increases.

Pulp operations in the fourth quarter of 2007 generated a negative EBITDA of $3.7 million which includes $5.0 million for the cost of the planned annual maintenance outage. The adjusted fourth quarter 2007 EBITDA of $1.3 million compares to $1.7 million in the third quarter of 2007. On this basis, EBITDA declined by $0.4 million compared to the third quarter of 2007 reflecting $1.9 million negative impact from a stronger Canadian dollar and higher energy costs partly offset by higher pulp prices. Pulp markets improved during the quarter with the average realized revenue increasing 4%. The adjusted EBITDA in the fourth quarter of 2007 has declined by $0.5 million over the adjusted EBITDA of the fourth quarter of 2006 reflecting an increase in benchmark pricing of $83 per tonne, offset by currency factors. The Canadian dollar increased from US$0.88 to US$1.02 in the fourth quarter of 2007.

Lumber operations' EBITDA declined by $2.6 million compared to the third quarter of 2007 as a result of an 8% decrease in benchmark pricing. The lumber market has deteriorated since the first quarter of 2006 with benchmark pricing down 23% or $93 per Mfbm due to weak demand. EBITDA in the fourth quarter of 2006 was $4.9 million which included anti-dumping duties refund of $11.2 million. Adjusted EBITDA in the fourth quarter of 2006 was negative $6.3 million. Fraser Papers has since announced market downtime at three of our four sawmills.

SUMMARY OF QUARTERLY RESULTS

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings/(Loss)	Earnings/(Loss) per share (basic and diluted)
2007			
4th Quarter	**$ 186.3**	**$ (20.8)**	**$ (0.70)**
3rd Quarter	172.3	24.8	0.84
2nd Quarter	181.7	(37.6)	(1.28)
1st Quarter	174.4	(10.1)	(0.34)
2006			
4th Quarter	$ 187.2	$ (11.0)	$ (0.40)
3rd Quarter	185.1	(6.1)	(0.21)
2nd Quarter	207.7	(18.3)	(0.61)
1st Quarter	215.9	(78.4)	(2.64)

OPERATING RESULTS

Net sales for the fourth quarter of 2007 were $186.3 million, as compared to $172.3 million in the third quarter of 2007. The increase was due to higher sales volumes for paper as we started to ship ahead of the financial printing season.

Losses for the fourth quarter of 2007 were $20.8 million compared to earnings of $24.8 million in the third quarter of 2007. Third quarter earnings included a $38.4 million pre-tax gain on the sale of the Company's interest in Acadian Timber Income Fund ("Acadian") and a one-time $13.8 million tax recovery. Fourth quarter results included $8.5 million related to the negative impact of the outages at the Edmundston co-generation facility and the Thurso pulp mill.

Proceeds on the sale of Fraser Papers' interest in Acadian were used to repay borrowings under the Company's working capital facility.

Net sales for the fourth quarter of 2007 were $186.3 million, as compared to $187.2 million in the fourth quarter of 2006. The decrease was a result of the permanent closure of two paper machines in the third quarter of 2007, lumber downtime during the quarter, substantially offset by improved pulp and paper pricing.

Losses for the fourth quarter of 2007 were $20.8 million, as compared to a loss of $11.0 million in the fourth quarter of 2006. The decrease in earnings of $9.8 million was mainly due to the strength of the Canadian dollar and increased pricing for energy and chemicals of $18.9 million partly offset by improvements in revenue realizations and fibre pricing, fibre and chemical utilization and other margin improvements of $8.3 million.

Net sales by segment for 2007 and 2006 were as follows:

	Three months ended			Twelve months ended	
US$ MILLIONS	**Dec 31 2007**	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Paper	**$ 186.3**	$ 172.3	$ 187.2	**$ 714.7**	$ 791.6
Timber[1]	**n/a**	n/a	n/a	**n/a**	6.7
Inter-segment	**—**	—	—	**—**	(2.4)
Total	**$ 186.3**	$ 172.3	$ 187.2	**$ 714.7**	$ 795.9

EBITDA by segment was as follows:

	Three months ended			Twelve months ended	
US$ MILLIONS	**Dec 31 2007**	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Paper	**$ (17.9)**	$ (5.6)	$ 0.3	**$ (44.1)**	$ (9.6)
Timber[1]	**n/a**	n/a	n/a	**n/a**	2.4
Total	**$ (17.9)**	$ (5.6)	$ 0.3	**$ (44.1)**	$ (7.2)

(1) The Timber segment was sold in January 2006.

In the fourth quarter, the Paper segment generated an EBITDA loss of $17.9 million, a decrease of $12.3 million from the third quarter EBITDA loss of $5.6 million. The fourth quarter included $5.0 million for the Thurso annual maintenance outage and $3.5 million for the Edmundston co-generation facility annual outage. The fourth quarter was also affected by the stronger Canadian dollar, which averaged US$1.02 compared to US$0.96 in the third quarter of 2007.

Realized paper prices improved by $4 per ton compared to the third quarter as we started to ship ahead of the financial printing season. Prices for Fraser Papers' northern bleached hardwood kraft pulp ("NBHK") increased by $25 per tonne or 4% due to improved market conditions. Lumber prices declined $28/Mfbm or 8% during the quarter. Cost pressures in all of our operations continued as the combined effect of higher energy costs and the effect of the stronger Canadian dollar resulted in an estimated $5.5 million increase in costs, as compared to the third quarter of 2007. (See discussion in "Business Segments")

Depreciation expense was $7.0 million in the quarter, as compared to $7.7 million in the comparable period in 2006.

LIQUIDITY AND CAPITAL RESOURCES

Operating and investing cash flows

During the quarter, cash flow from operations after changes in working capital was an outflow of $31.5 million as compared to an outflow of $12.5 million during the same quarter of 2006. During the fourth quarter, Fraser Papers increased working capital by $2.7 compared to an increase in working capital of $16.6 million in the fourth quarter of 2006 as a result of the sawmills' reduced log inventories from market shutdowns and the early shipment of paper for the financial printing season. Operating cash flow before changes in working capital declined by $32.9 million compared to the fourth quarter of 2006 primarily as a result of lower EBITDA and payments associated with the closure of the two paper machines at East Papers.

Net Debt and Capital Resources

During the third quarter of 2007, the company increased its revolving credit facility with its current lender from $90 million to $140 million in order to finance the repayment of all of its outstanding 8.75% Senior Notes. The $50 million increase, with a maturity date of January 31, 2008, was on substantially the same terms as the Company's existing facility.

During the fourth quarter of 2007, Fraser Papers announced a rights offering (the "Offering") under which the Company granted its existing shareholders the right to purchase 20,656,913 shares at a purchase price of CAD$2.90 per share. Subsequent to year-end, the Company received CAD$59.9 million in proceeds under the Offering and repaid the $50.0 million temporary financing due January 31, 2008. In connection with the Offering, Brookfield entered into a Standby Purchase Agreement in which Brookfield agreed to exercise all of its rights and to purchase the common shares not otherwise subscribed by other shareholders. Under the Offering, Brookfield purchased 18,813,241 additional common shares of the Company increasing its ownership interest in the Company to approximately 70.5%.

Total debt excluding bank indebtedness at December 31, 2007 of $81.6 million consists of borrowings under the Company's committed, revolving credit facility. At year end, an additional $42.3 million of this facility was utilized in support of letters of credit.

Net debt including bank indebtedness as of December 31, 2007 was $85.9 million, resulting in a net debt to net debt plus equity ratio of 23%. After adjusting for the repayment of debt with proceeds from the Offering, the net debt to net debt plus equity ratio drops to approximately 7%.

CAPITAL INVESTMENTS

For the quarter, capital investments totaled $4.1 million compared to $3.9 million in the fourth quarter of 2006. For the full year 2007, capital investments totaled $18.0 million compared to $12.7 million for the full year of 2006. The increased spending was due to the planned rebuild of the recovery boiler at the Edmundston pulp mill facility. The rebuild increased production at the Company's sulphite pulp mill and reduced the requirement to purchase higher priced market pulp from third parties.

EMPLOYEE BENEFIT PLANS

Employee benefit plans funding was $7.7 million in the fourth quarter of 2007, an increase of $1.1 million from the comparable period in 2006. For the full year 2007, employee benefit plans funding was $28.5 million, a decrease of $8.5 million from the full year of 2006. The decreased funding is due to a lower funding requirement for the U.S. plans and a better overall funded position. During the second quarter, the Company was denied regulatory approval to defer funding on certain of its pension plans and made a one-time, retroactive payment of $4.2 million.

Benefit plan expense for the quarter was $2.4 million as compared to $4.9 million in the comparable quarter in 2006. Benefit plan expense for the full year 2007 was $10.8 million as compared to $21.0 million in the full year of 2006. The reduction is mostly due to improved returns from invested assets. Additionally, as part of the $15.9 million restructuring charge, the Company recorded a benefit plan expense of $3.3 million.

CONTRACTUAL OBLIGATIONS

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2007:

US$ MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ **81.6**	$ 81.6	$ —	$ —	$ —
Operating leases	**0.9**	0.6	0.3	—	—
Purchase obligations	**10.9**	10.9	—	—	—
Total contractual obligations	$ **93.4**	$ 93.1	$ 0.3	$ —	$ —

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials.

Norbord Inc. (the former parent company of Fraser Papers) provides guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At December 31, 2007, the maximum potential amount of the obligations guaranteed was estimated to be $4.4 million. These guarantees have not been included in the table above.

Fraser Papers has been given approvals to temporarily transfer its Crown cutting rights and rights under a fibre supply agreement with Acadian to a third party. While the third party has agreed to pay the full costs associated with these transfers, the Company retains the legal obligation to pay the Province of New Brunswick or Acadian should the third party not honour its obligation. As at December 31, 2007, the maximum potential amount of the obligation is $3.7 million.

HEDGING ACTIVITIES

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar-denominated cash flows.

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530, Comprehensive Income, and Section 3865, Hedges. These policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

As a result of the adoption of these new standards, changes in the value of instruments reported at fair value and fair value hedge derivatives are recognized in income. Changes in the value of derivatives designated as cash flow hedges are recognized in Other Comprehensive Income until the instrument is no longer recognized or impaired and is recognized in income.

During 2007, Fraser Papers realized a gain of $0.6 million on lumber futures contracts to deliver 17.9 million board feet of lumber at fixed prices. There were no contracts outstanding at the end of the year.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar-denominated cash flows.

As of December 31, 2007, the Company had CAD$30.0 million in foreign exchange contracts outstanding as fair value hedges against certain Canadian dollar-denominated net monetary liabilities.

During the year, the Company realized $8.0 million of gains on these contracts and at December 31, 2007, the unrealized gains on these contracts amounted to $0.2 million.

As of December 31, 2007, the Company had CAD$17.6 million in net forward foreign exchange contracts outstanding as a hedge against future net Canadian future cash flows. These contracts have varying maturity dates in 2008. During the year, the Company realized $2.5 million of gains related to foreign exchange contracts and at December 31, 2007, the unrealized gains on outstanding contracts amounted to $0.4 million.

Realized and unrealized gains or losses on Canadian dollar-denominated net liabilities hedges and realized gains or losses on cash flow hedges are recorded in the Statement of Operations, in the same manner as the realized and unrealized gains or losses on the net monetary liabilities and realized gains or losses on cash flows being hedged. Unrealized gains or losses on cash flow hedges are recorded in Other Comprehensive Income until such time that the Canadian dollar-denominated cash flows being hedged are realized.

BUSINESS SEGMENTS

Paper Segment

The Paper segment is comprised of 11 paper machines at two locations, one market pulp facility, two internal pulp facilities and four sawmills.

Products include specialty packaging and printing papers, commodity freesheet papers, specialty high-bright groundwood papers, commodity groundwood papers and towel, as well as hardwood pulp and softwood lumber.

The following is a summary of financial information for the Paper segment:

	Three months ended			Twelve months ended	
US$ MILLIONS	**Dec 31 2007**	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Net sales	**$ 186.3**	$ 172.3	$ 187.2	**$ 714.7**	$ 791.6
EBITDA(1)	**(17.9)**	(5.6)	0.3	**(44.1)**	(9.6)
Depreciation	**7.0**	7.5	7.7	**29.5**	31.4
Capital investments	**4.1**	1.3	3.9	**18.0**	12.7

(1) See "Definitions" Section.

The Paper segment is broken into three operations: Paper, Pulp and Lumber.

Paper Operations

Paper operations are comprised of the following product groups: specialty packaging, specialty printing, commodity freesheet papers, specialty high-bright groundwood, commodity groundwood and towel.

	Three months ended			Twelve months ended	
	Dec 31 2007	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Sales (US$ millions)	**147.6**	124.4	157.5	**552.8**	595.9
EBITDA (US$ millions)	**(8.2)**	(3.9)	2.0	**(21.9)**	1.8
EBITDA ($ per ton)	**(52)**	(30)	12	**(37)**	3
EBITDA margin[(1)]	**(6%)**	(3%)	1%	**(4%)**	0%
Shipments (000 tons)					
Specialty packaging	**19**	17	16	**72**	67
Specialty printing	**57**	51	76	**234**	304
Commodity freesheet papers	**17**	18	18	**68**	72
Specialty high-bright groundwood	**26**	23	21	**97**	74
Commodity groundwood	**28**	12	31	**78**	102
Towel	**11**	10	10	**39**	39
	158	131	172	**588**	658
Average Revenue Realized ($ per ton)					
Specialty packaging	**1,141**	1,141	1,140	**1,148**	1,138
Specialty printing	**995**	977	972	**987**	947
Commodity freesheet papers	**874**	833	843	**853**	804
Specialty high-bright groundwood	**852**	840	855	**859**	820
Commodity groundwood	**727**	693	719	**717**	736
Towel	**842**	791	772	**800**	774
Weighted Average ($ per ton)	**918**	914	903	**922**	893
Average Cash Operating Cost ($ per ton)	**985**	934	884	**956**	880
Reference Prices ($ per ton)[(2)]					
50# offset rolls	**853**	820	883	**832**	815
22.1# white directory	**740**	740	725	**740**	722

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").

Market conditions continue to improve for specialty packaging, specialty printing and specialty groundwood grades. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) increased by 4% or $33 per ton over the previous quarter to a level of $853 per ton. Average revenue realized from commodity freesheet papers increased 5% accordingly.

Fraser Papers' strategy is to target market segments where the Company can achieve a meaningful or leadership position and where we can match our technical competencies with the demand for lightweight freesheet papers. In 2007, Fraser Papers had approximately 80% of its freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty market segments.

Specialty packaging products are typically used for food applications and utilize both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet narrow technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Packaging volumes increased by 2,000 tons or 12% compared to the third quarter of 2007 due to increased demand for stain resistant products. Specialty packaging pricing in the fourth quarter of 2007 was flat compared to the third quarter of 2007.

Specialty printing papers include freesheet products that are characterized by narrow technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Fraser Papers' specialty printing papers business volumes increased by 6,000 tons compared to the third quarter of 2007 reflecting seasonal activity in financial printing. Specialty printing shipments were lower than the fourth quarter of 2006 as a result of the permanent closure of two paper machines and the migration of financial printing papers from freesheet to Fraser Papers' specialty high-bright groundwood.

In the fourth quarter, the volume for commodity freesheet decreased slightly by 1,000 tons from the third quarter. For the year 2007, volume of commodity freesheet grades declined by 6% from the full year of 2006 as Fraser Papers continued to narrow its focus towards higher margin specialty packaging and printing paper products in strategic markets.

Specialty high-bright groundwood includes products that are used for financial printing and other applications where a high performance and superior print quality are required. Compared to the third quarter, Fraser Papers' shipments of specialty groundwood products increased 3,000 tons and average revenue realized increased $12 per ton. For the year 2007, specialty high-bright groundwood volume increased 31% to 97,000 tons.

Compared with the third quarter, Fraser Papers' shipments of commodity groundwood products increased 16,000 tons as there were opportunities in some strong segments to realize higher pricing. For the year 2007, commodity groundwood volume decreased 24% to 78,000 tons.

Three months ended December 31, 2007 compared to three months ended September 29, 2007

The paper operations generated negative EBITDA of $8.2 million in the fourth quarter on sales of $147.6 million. This compares to a negative EBITDA of $3.9 million in the third quarter of 2007 on sales of $124.4 million. The $4.3 million decrease in EBITDA was due to $3.5 million for a planned co-generation facility outage in Edmundston and the stronger Canadian dollar.

Adjusting for the effects of the outages, the paper operations generated negative EBITDA in the fourth quarter of 2007 of $4.7 million, compared to negative EBITDA of $3.9 million in the third quarter of 2007. The improved results from various cost reduction initiatives were offset by higher input costs and the effect of a stronger Canadian dollar. The Canadian dollar averaged US$1.02 in the fourth quarter of 2007 compared to US$0.96 in the third quarter of 2007, resulting in higher input costs of $2.2 million relative to the third quarter.

The $23.2 million increase in sales relative to the third quarter results from the start of shipments ahead of the financial printing season and additional opportunities for commodity groundwood.

Three months ended December 31, 2007 compared to three months ended December 31, 2006

The paper operations generated negative EBITDA of $8.2 million in the fourth quarter on sales of $147.6 million. This compares to an EBITDA of $2.0 million in the fourth quarter of 2006 on sales of $157.5 million. The $10.2 million decrease in EBITDA compared to the fourth quarter of 2006 was due to $18.1 million of increased costs for fibre, energy, and the effect of the stronger Canadian dollar. The Canadian dollar averaged US$1.02 in the fourth quarter of 2007 compared to US$0.88 in the fourth quarter of 2006.

The $9.9 million decrease in sales and 8% decrease in shipments from the fourth quarter of 2006 reflects the permanent closure of two paper machines in Madawaska, Maine.

Year ended December 31, 2007 compared to year ended December 31, 2006

Excluding the impact of major outages, the paper operations had a negative EBITDA of $8.3 million in 2007 on sales of $552.8 million compared to an EBITDA of $10.6 million in 2006 on sales of $595.9 million. The $18.9 million decrease in EBITDA was due to increased fibre and energy costs and the strength of the Canadian dollar of $41.5 million, partly offset by higher mill net realizations and margin improvements.

Shipments decreased by 11% in 2007 compared to 2006 due to the permanent closure of two paper machines and the softening in retail, automobile and home building segments that directly impact pressure sensitive and point-of-sale applications. In addition, the recent price increases by the U.S. postal service have negatively impacted catalog, magazine and commercial printing segments as publishers and printers work to changed formats, basis weights and distribution strategies to mitigate the increasing costs of mailing.

Pulp Operations

The Company owns and operates a NBHK market pulp mill in Thurso, Quebec. In the second quarter of 2006, Fraser Papers closed its NBHK market pulp mill in Berlin, New Hampshire. The site has since been sold.

	Three months ended			**Twelve months ended**	
	Dec 31 2007	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Sales (US$millions)	**20.8**	21.1	12.3	**72.9**	80.1
EBITDA (Thurso) (US$millions)	**(3.7)**	1.7	(5.4)	**(0.2)**	(5.6)
EBITDA (Berlin) (US$millions)	—	—	(0.1)	—	(4.3)
Loss on Pulp Hedge (US$millions)	—	—	(1.1)	—	(3.5)
Total EBITDA	**(3.7)**	1.7	(6.6)	**(0.2)**	(13.4)
Pulp EBITDA ($ per tonne)	**(67)**	27	(110)	**(1)**	(51)
EBITDA Margin(1)	**(18%)**	8%	(54%)	**0%**	(17%)
Shipments (000 tonnes)(2)	**55**	63	60	**234**	263
Average Revenue Realized ($ per tonne)(2)	**582**	557	530	**555**	505
Average Cash Operating Costs ($ per tonne)(4)	**656**	526	604	**551**	515
Reference Price ($ per tonne)(3) NBHK market pulp	**768**	724	685	**719**	654

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and average revenues realized include internal sales but exclude pulp hedges.
(3) Reference prices are from RISI's Pulp and Paper Weekly.
(4) Average cost operating costs are for the Thurso mill only.

Market conditions continued to improve in the NBHK pulp market with average benchmark pricing rising by 6%, or $44 per tonne over the third quarter of 2007 to $768 per tonne. This is an improvement of 12% or $83 per tonne compared to the fourth quarter of 2006 in the average benchmark pricing.

Fraser Papers directs a portion of its market pulp for internal use. The Company also purchases pulp from third parties to supplement internal production. The amount of pulp purchased from the third parties is approximately equal to third party sales of NBHK placing the Company essentially in a balanced position for total market pulp.

Three months ended December 31, 2007 compared to three months ended September 29, 2007

The pulp operations generated negative EBITDA of $3.7 million in the fourth quarter of 2007 on sales of $20.8 million. This was a $5.4 million EBITDA decrease from the previous quarter when the pulp operations generated EBITDA of $1.7 million on $21.1 million of sales. The $5.4 million decrease in EBITDA was primarily due to a $5.0 million annual maintenance outage in the fourth quarter. Improved market conditions and improved productivity and spending were more than offset by $1.9 million for increased oil pricing and the impact of the stronger Canadian dollar. The Canadian dollar averaged US$1.02 in the fourth quarter of 2007 compared to US$0.96 in the third quarter of 2007.

Shipments decreased by 13% in the fourth quarter of 2007 compared to the third quarter of 2007 due to the annual maintenance outage.

Three months ended December 31, 2007 compared to three months ended December 31, 2006

The pulp operations generated negative EBITDA of $3.7 million in the fourth quarter of 2007 on sales of $20.8 million. This was a $2.9 million EBITDA improvement from the previous year's quarter when the pulp operations generated negative EBITDA of $6.6 million on $12.3 million of sales. The improvement was primarily due to improved execution and lower overall cost of the annual outage and improved average revenue realized of 10%, as well as the expiration of certain pulp hedges at the end of 2006. These improvements were partially offset by the stronger Canadian dollar which increased the cost for the pulp operation by $5.5 million. The Canadian dollar averaged US$1.02 in the fourth quarter of 2007 compared to US$0.88 in the fourth quarter of 2006.

Shipments decreased by 8% in the fourth quarter of 2007 compared to the fourth quarter of 2006 due to pulp inventory reduction efforts in 2006.

Year ended December 31, 2007 compared to year ended December 31, 2006

The pulp operations generated negative EBITDA of $0.2 million in 2007 on sales of $72.9 million. This compares to the previous year's EBITDA loss of $13.4 million on sales of $80.1 million. 2006 included an EBITDA loss of $4.3 million at the Berlin pulp mill, which was permanently shutdown, and a loss of $3.5 million on a pulp hedge that expired at the end of 2006. The EBITDA for the Thurso pulp mill improved from an EBITDA loss of $5.6 million in 2006 to an EBITDA loss of $0.2 million in the current year. Improved market conditions contributed most of the EBITDA improvement with benchmark pricing improving 10% or $65 per tonne over 2006. In Canadian dollar terms, Thurso's cash cost remained at CAD$588 per tonne despite rising energy costs; however, in US dollar terms, Thurso's cash costs increased 7% to $551 per tonne compared to $515 per tonne in 2006 due to the strength of the Canadian dollar.

Shipments declined by 11% in 2007, compared to 2006, primarily due to the closure of the Berlin pulp mill in April 2006.

Lumber Operations

Lumber operations are comprised of four sawmills: two in New Brunswick and two in northern Maine.

	Three months ended			Twelve months ended	
	Dec 31 2007	Sept 29 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Sales (US$millions)	**17.9**	26.8	17.4	**89.0**	115.6
Anti-dumping duties refund	—	—	11.2	—	14.4
EBITDA (US$millions)	**(6.0)**	(3.4)	4.9	**(22.0)**	2.0
EBITDA ($ per Mfbm)	**(88)**	(36)	73	**(68)**	5
EBITDA Margin[2]	**(34%)**	(13%)	28%	**(25%)**	2%
Shipments (Mmfbm)	**68**	94	67	**324**	377
Average Revenue Realized ($ per Mfbm)	**264**	279	261	**273**	304
Average Cash Operating Cost ($ per Mfbm)[3]	**356**	321	349	**342**	336
Reference Price ($ per Mfbm)[1]					
Boston SPF 2X4 #2&Btr	**307**	335	324	**324**	363

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.
(3) Cash operating costs exclude refunds of Anti-Dumping Duties.

Market conditions continued to be very weak for our lumber operations due primarily to the decline in U.S. housing activity where annual construction starts have declined from their peak of an annualized 2.3 million in January 2006 to an annualized 1.0 million in December 2007. Average benchmark lumber prices (Eastern Boston SPF 2X4) decreased a further 8% or $28 per Mfbm from the third quarter of 2007. Consequently, Fraser Papers' net revenue realized decreased 5% compared to the third quarter.

In the fourth quarter, the Company took market-related downtime for 13 weeks at the Plaster Rock sawmill and 11 weeks at the Juniper sawmill. Both mills are located in New Brunswick. In the third quarter, Fraser Papers entered into an agreement to secure alternative woodchips for the Edmundston, New Brunswick pulp mill, which enabled us to close the Juniper sawmill for up to eleven months.

Three months ended December 31, 2007 compared to three months ended September 29, 2007

The lumber operations generated a negative EBITDA of $6.0 million in the fourth quarter of 2007 on sales of $17.9 million. This compares to a negative EBITDA in the third quarter of 2007 of $3.4 million on sales of $26.8 million. EBITDA declined by $2.6 million over the third quarter due to reduced realized pricing, market-related downtime and the stronger Canadian dollar. The Canadian dollar averaged US$1.02 in the fourth quarter of 2007 compared to US$0.96 in the third quarter of 2007.

Three months ended December 31, 2007 compared to three months ended December 31, 2006

The lumber operations generated a negative EBITDA of $6.0 million in the fourth quarter of 2007 on sales of $17.9 million. This compares to an EBITDA in the fourth quarter of 2006 of $4.9 million which included $11.2 million from anti-dumping duty refunds. Excluding the refunds, EBITDA improved by $0.3 million over the fourth quarter of 2006.

Shipments in the fourth quarter of 2007 were comparable to the fourth quarter of 2006.

Year ended December 31, 2007 compared to year ended December 31, 2006

The lumber operations generated a negative EBITDA of $22.0 million in 2007 on sales of $89.0 million. This compared to an EBITDA of $2.0 million in 2006 which included $14.4 million from anti-dumping duty refunds. Weak market conditions, lower selling prices and market-related shutdowns contributed to the lower results.

Shipments declined by 14% in 2007, compared to 2006, due to the market-related downtime.

Timber Segment

The Company sold its freehold NB Timberlands on January 31, 2006 and currently has only one reportable segment. The table shown below reflects only the results of operating the Timber segment during the first quarter of 2006.

	Three months ended			Twelve months ended	
	Dec 31	Sept 29	Dec 31	**Dec 31**	Dec 31
US$ MILLIONS	**2007**	2007	2006	**2007**	2006
Net sales	$ —	$ —	$ —	$ —	$ 4.3
EBITDA(1)	—	—	—	—	2.4
Depreciation	—	—	—	—	—
Capital investments	—	—	—	—	—

(1) See "Definitions" Section.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The critical accounting policies and the accounting estimates used in the preparation of the December 31, 2007 interim financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2006, except as described in Note 2 to the interim financial statements. The closure of the Madawaska paper machines in 2007 and the impairment and other related charges to the Smart Papers bankruptcy filing in 2006 are based on significant estimates due to the inherent uncertainty in estimating potential recoveries, closure costs and contingent losses. These estimates may be materially different from actual future cash flows due to a variety of factors.

RISKS AND UNCERTAINTIES

The significant risks and uncertainties faced by Fraser Papers are substantially the same as those disclosed in the Annual Report and the Annual Information Form for the year ended December 31, 2006.

CONTROLS AND PROCEDURES

Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the CEO and the CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. They have considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, expected pension funding, anticipated selling prices for products, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following restructuring and other initiatives, expected changes in significant cash flows, note repurchases, potential recoveries and adjustments with the Madawaska paper machine closures, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible", "foresee", "feel", "can", "continue", "potential" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

Fraser Papers, like other Canadian forest product companies, is operating in a challenging business environment. During the fourth quarter of 2007, oil prices reached unprecedented highs, the Canadian dollar touched its strongest level ever, selling prices for lumber were at their lowest levels in twenty years and the availability of woodchips reached critical levels in New Brunswick as a result of sawmill closures. These and other factors have served to offset the positive strides made by Fraser Papers in 2007.

Management believes, however, that the positive efforts of the Company and its employees have positioned Fraser Papers to benefit significantly as these pressures ease. In addition, the broad trend of consolidations in the paper industry, are expected to improve the balance of supply and demand.

The closure of two higher cost paper machines in 2007 at the Company's East Papers operations will allow the Company to lower cost and focus on growing its position in target niche segments. Specifically, the Company's proven product development and lightweight coated and uncoated freesheet capabilities will provide opportunities for growth in food packaging applications as consumer preferences move toward "greener", recyclable, paper-based products. Increased bleaching capabilities will allow the Company to enhance its position in specialty high-bright groundwood papers which are expected to displace higher cost, uncoated freesheet grades in certain applications.

The Company will continue to reduce its reliance on commodity freesheet and groundwood markets, however the Company's manufacturing flexibility does allow for opportunistic participation in these markets.

During the fourth quarter, the Company announced price increases to its customers representing almost 50% of its anticipated 2008 paper shipments. Recent capacity reductions for a number of commodity and specialty grades appear to have brought better balance to the markets. The first quarter is traditionally a strong quarter for paper shipments due to the financial printing season and seasonal changes to food and consumer packaging design.

Market fundamentals for NBHK pulp continue to be strong. Recent greenfield start-ups and labour-related restarts appear to have been absorbed into the market as price increases have been announced for 2008. Recent concerns of an economic slowdown in U.S. markets, however, could soften paper demand in these markets.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$ MILLIONS	Three months ended Dec 31 2007	Dec 31 2006	Twelve months ended Dec 31 2007	Dec 31 2006
Earnings / (Loss)	**$ (20.8)**	$ (11.0)	**$ (43.7)**	$ (113.8)
Add: Interest expense, net	**1.8**	1.1	**6.8**	5.9
Less: Income tax recovery	**(5.0)**	1.4	**(13.4)**	(15.9)
Less: Gain on sale of NB Timberlands	—	—	—	(71.0)
Less: Gain on sale of Acadian Timber	—	—	**(38.4)**	—
Add: Restructuring Charges	**(0.6)**	—	**15.9**	—
Add: Losses from Smart Papers	—	4.0	—	111.4
Add: Closure of Berlin pulp mill	—	—	—	50.3
Add: Other	**(0.3)**	(2.9)	**(0.8)**	(5.5)
Add: Depreciation	**7.0**	7.7	**29.5**	31.4
EBITDA	**$ (17.9)**	$ 0.3	**$ (44.1)**	$ (7.2)

NET DEBT

US$ MILLIONS	As at Dec 31 2007	Dec 31 2006
Long-term debt	**$ —**	$ 66.6
Less: Cash and short term-notes	—	(12.7)
Add: Bank indebtedness	**4.3**	—
Add: Borrowings under Credit facility	**81.6**	—
NET DEBT	**$ 85.9**	$ 53.9

CASH COST

US$ MILLIONS	Three months ended Dec 31 2007	Dec 31 2006	Twelve months ended Dec 31 2007	Dec 31 2006
Net Sales	**$ 186.3**	$ 187.2	**$ 714.7**	$ 795.9
Less: EBITDA	**17.9**	(0.3)	**44.1**	7.2
Add: Anti-dumping duties recovery	—	11.2	—	14.4
CASH COST	**$ 204.2**	$ 198.1	**$ 758.8**	$ 817.5

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007

(unaudited)

US$ MILLIONS	As at Dec 31, 2007	As at Dec 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	**$ —**	$ 12.7
Accounts receivable	**99.1**	106.2
Inventory	**125.0**	118.3
Future income taxes	**0.2**	0.7
	224.3	237.9
Property, plant and equipment	**262.3**	279.1
Other assets *(note 2)*	**56.5**	37.2
	$ 543.1	$ 554.2
Liabilities and Shareholder's Equity		
Current liabilities:		
Bank indebtedness	**$ 4.3**	$ —
Accounts payable and accrued liabilities	**106.4**	86.3
Current debt *(note 5)*	**81.6**	—
Long-term debt *(notes 2 and 5)*	**—**	66.6
Other liabilities	**56.1**	51.1
Future income taxes	**4.5**	18.3
Shareholders' equity *(note 8)*	**290.2**	331.9
	$ 543.1	$ 554.2

(See accompanying notes to financial statements.)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
DECEMBER 31, 2007

(unaudited)

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended Dec 31 2007	Three Months Ended Dec 31 2006	Years Ended Dec 31 2007	Years Ended Dec 31 2006
Net sales	**$ 186.3**	$ 187.2	**$ 714.7**	$ 795.9
Earnings (loss) before the following:	**$ (17.9)**	$ 0.3	**$ (44.1)**	$ (7.2)
Gain on sale of Acadian *(note 4)*	**—**	—	**38.4**	—
Restructuring charges *(note 3)*	**0.6**	—	**(15.9)**	—
Gain on sale of NB Timberlands *(note 4)*	**—**	—	**—**	71.0
Losses from Smart Papers *(note 11)*	**—**	(4.0)	**—**	(111.4)
Closure of pulp mill *(note 12)*	**—**	—	**—**	(50.3)
Other	**0.3**	2.9	**0.8**	5.5
Interest income	**0.1**	0.5	**0.5**	3.8
Interest expense *(note 5)*	**(1.9)**	(1.6)	**(7.3)**	(9.7)
Loss before depreciation and income taxes	**(18.8)**	(1.9)	**(27.6)**	(98.3)
Depreciation	**(7.0)**	(7.7)	**(29.5)**	(31.4)
Income tax recovery *(note 7)*	**5.0**	(1.4)	**13.4**	15.9
Loss	**$ (20.8)**	$ (11.0)	**$ (43.7)**	$(113.8)
Loss per share (basic and fully diluted)	**$ (0.70)**	$ (0.40)	**$ (1.48)**	$ (3.86)
Weighted average number of shares (thousands)	***29,510***	*29,510*	***29,510***	*29,510*
Deficit				
Balance, beginning of period	**$(184.9)**	$(151.0)	**$(162.0)**	$ (48.2)
Loss	**(20.8)**	(11.0)	**(43.7)**	(113.8)
Balance, end of period	**$(205.7)**	$(162.0)	**$(205.7)**	$(162.0)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME
DECEMBER 31, 2007

(unaudited)

US$ MILLIONS	Three Months Ended Dec 31, 2007	Years Ended Dec 31, 2007
Loss	$ (20.8)	$ (43.7)
Changes in unrealized net gains on cash flow hedges	(0.4)	0.6
Tax impact of above	0.1	(0.2)
Other comprehensive income (loss)	(0.3)	0.4
Comprehensive loss	$ (21.1)	$ (43.3)
Accumulated other comprehensive income		
Balance, beginning of period	0.5	—
Transition adjustment	—	(0.2)
Other comprehensive income (loss) for the period	(0.3)	0.4
Balance, end of period	$ 0.2	$ 0.2

(See accompanying notes to financial statements)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2007

(unaudited)

	Three Months Ended		Years Ended	
US$ millions	**Dec 31 2007**	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Cash provided by (used for):				
Operating Activities				
Loss	**$ (20.8)**	$ (11.0)	**$ (43.7)**	$ (113.8)
Items not affecting cash:				
Depreciation	**7.0**	7.7	**29.5**	31.4
Future income taxes *(note 7)*	**(5.3)**	1.3	**(14.8)**	(16.8)
Gain on sale of Acadian *(note 4)*	**—**	—	**(38.4)**	—
Restructuring charges *(note 3)*	**(0.6)**	—	**15.9**	—
Gain on sale of NB Timberlands *(note 4)*	**—**	—	**—**	(71.0)
Losses from Smart Papers *(note 11)*	**—**	4.0	**—**	111.4
Closure of pulp mill *(note 12)*	**—**	—	**—**	50.3
Employment benefit plan expense *(note 6)*	**2.4**	4.9	**10.8**	21.0
Other items	**(3.8)**	3.8	**1.6**	(19.8)
Employment benefit plan funding *(note 6)*	**(7.7)**	(6.6)	**(28.5)**	(37.0)
	(28.8)	4.1	**(67.6)**	(44.3)
Net change in non-cash working capital balances	**(2.7)**	(16.6)	**17.1**	(21.0)
	(31.5)	(12.5)	**(50.5)**	(65.3)
Investing Activities				
Net capital investments	**(4.1)**	(4.4)	**(18.0)**	(12.7)
Proceeds on the sale of Acadian *(note 4)*	**38.4**	—	**38.4**	—
Proceeds on sale of NB Timberlands *(note 4)*	**—**	—	**—**	93.5
	34.3	(4.4)	**20.4**	80.8
Financing Activities				
Borrowings under revolving credit facility	**(10.2)**	—	**81.6**	—
Repayment of long-term debt *(note 5)*	**—**	—	**(68.5)**	(51.5)
Purchase of long-term debt *(note 5)*	**—**	—	**—**	(25.9)
	(10.2)	—	**13.1**	(77.4)
Decrease in cash and cash equivalents, net of bank indebtedness	**$ (7.4)**	$ (16.9)	**$ (17.0)**	$ (61.9)

(See accompanying notes to financial statements)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

US$ MILLIONS

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2006, except for changes in accounting policies, which are described below. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2006. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Changes in Accounting Policies

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook *Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges*. With the exception of the reclassification of transaction costs, as described below, these policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

As a result of the adoption of these new standards, the Company has classified its cash and cash equivalents as held-for-trading for accounting purposes and are measured on the balance sheet at fair value. Accounts receivable are classified as loans and receivables and are measured at amortized cost. The Company's interest in Katahdin Paper Company LLC ("Katahdin") is classified as a held-to-maturity investment, but does not have a quoted market price and is measured at cost. Bank indebtedness, accounts payable and accrued liabilities and long-term debt are also measured at amortized costs and are classified as other financial liabilities. The fair values of financial instruments approximate their carrying values, except where disclosed elsewhere in these notes. Fair values disclosed are determined using actual quoted market prices or, if not available, indicative prices based on similar publicly traded instruments.

Section 3855 also provides guidance on costs incurred upon issuance of financial liabilities. As a result, the carrying value of unamortized financing costs of $1.9, as at December 31, 2006 relating to the Company's 8.75% senior, unsecured notes ("the Notes"), previously recorded in Other Assets, have been reclassified against Long-term Debt. This change has been applied retroactively.

Fraser Papers uses derivative financial instruments to manage its foreign currency and commodity price exposures. Fraser Papers does not use derivative financial instruments for speculative purposes. In accordance with Section 3865, the Company documents its risk strategy objectives and the relationship between the hedging instrument and hedged item. The Company also assesses the effectiveness of the hedging relationships throughout their term to ensure they remain consistent with the Company's risk strategy.

Fair value hedges are used to manage the Company's exposure to changes in value of assets and liabilities held in a foreign currency. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is re-measured at fair value and the gains and losses from both are recorded in the Consolidated Statement of Operations.

Cash flow hedges are used to reduce variability in cash flow that is attributable to changes in foreign exchange rates or commodity prices associated with forecasted transactions. The effective portion of the unrealized gain or loss on the hedging instrument is recognized in Other Comprehensive Income. Any ineffective portion is recorded in the Consolidated Statement of Operations. Amounts accumulated in Other Comprehensive Income are reclassified into the Consolidated Statement of Operations as the gain or loss on the hedged item is realized.

Note 3. Closure of Paper Manufacturing Capacity

During the second quarter of 2007, Fraser Papers announced the strategic decision to permanently shut down two uncoated freesheet paper machines, representing a combined capacity of 70,000 tons per year at its East Papers operations. As a result, Fraser Papers recorded a restructuring charge of $15.9, including an impairment charge related to property, plant and equipment and spare parts inventory of $9.2 and charges related to pension and termination benefits, severance and other costs of $6.7. During the fourth quarter of 2007, certain estimates were adjusted resulting in a net reversal of previously recorded amounts of $0.6.

Note 4. Sale of New Brunswick Timberlands and Other Assets

During 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"), a newly formed income fund. The Company was the promoter of the Fund.

Net proceeds on the sale of NB Timberlands were $125, including $31.5 of securities representing a 30% interest in the equity of the Fund, or a 22% interest in the Fund on a fully diluted basis.

The sale of NB Timberlands resulted in a gain of $71.0. In accordance with GAAP, the gain on the sale was the result of net cash proceeds of $93.5 adjusted for the proportionate share of the net liabilities of the Fund (excluding those related to the NB Timberlands) and the net assets contributed to the Fund (net of Fraser Papers' retained interest).

During the third quarter of 2007, Fraser Papers sold its interest in Acadian for net proceeds of $38.4. As the units in Acadian had a book value of nil, a gain of $38.4 was recorded on the transaction.

During the year the Company received distributions of $2.3 (2006 – $2.2) from Acadian, including $0.3 in the fourth quarter (2006 - $0.6).

Note 5. Long-term Debt

During 2007, the Company amended its existing revolving credit facility to provide for an increase in amounts available from $90.0 to $140.0 in order to finance the repayment of $68.5 of Notes, as described below. The facility bears interest at market rates, with the $50.0 increase maturing January 31, 2008 and the remaining balance of $90.0 due November 30, 2008. Borrowings under the facility are secured by a first charge against accounts receivable and inventory. At December 31, 2007, $123.9 (2006 - $39.5) of the facility was utilized, $31.6 (2006 – nil) for operating bank loans, $50.0 million under the temporary financing due January 31, 2008 and the balance in the form of letters of credit.

In the fourth quarter of 2007, the Company filed a final short form prospectus with security regulators in Canada relating to a rights offering (the "Offering"). Subsequent to year end, the Company issued 20,656,913 shares, under the Offering, receiving proceeds of CAD$59.9 and repaid the $50.0 temporary financing before the January 31, 2008 due date.

During the year, the Company closed its tender offer to repay all of its outstanding Notes of $84.0 (2006 - $66.0). The Company repaid $68.5 (2006 - $51.5) of Notes to the public and cancelled $15.5 (2006 - $14.5) of Notes held by Fraser Papers. A write-down of deferred financing costs of $1.6 (2006 - $1.5), related to the repayment under the tender offer, has been reflected in the Consolidated Statement of Operations and Statements of Cash Flows.

During 2006, prior to repaying the Notes, the Company purchased $30.0 in principal amount of Notes in the market. The Notes were purchased for $25.9, resulting in a gain of $3.1, net of a write-down in debt issuance costs of $1.0. The net gain is reflected in the Consolidated Statements of Operations.

Interest payments of $2.8 (2006 – $1.6) were made on long-term debt in the fourth quarter of 2007. For the year ended December 31, 2007, the Company made interest payments of $8.9 (2006 – $10.8).

Note 6. Employee Benefit Costs

During the quarter, employee benefit expense for pensions and post retirement benefits totaled $5.7 (2006 – $4.9). For the year ended December 31, 2007, employee benefit costs for pensions and post retirement benefits totaled $14.1 (2006 – $21.0). Employee benefit plan funding amounted to $7.7 (2006 – $6.6) during the quarter and $28.5 (2006 – $37.0) for the year ended December 31, 2007.

Note 7. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		*Years Ended*	
	Dec 31 2007	Dec 31 2006	**Dec 31 2007**	Dec 31 2006
Current tax expense	**$ (0.3)**	$ (0.1)	**$ (1.4)**	$ (0.9)
Future income tax recovery	**5.3**	(1.3)	**14.8**	16.8
Income tax recovery (expense)	**$ 5.0**	$ (1.4)	**$ 13.4**	$ 15.9

During the quarter and for the year ended December 31, 2007, the Company paid $1.8 and $2.3, respectively on income and income-related taxes (2006 – nil and $1.3, respectively).

Note 8. Shareholders' Equity

	As at Dec 31 2007	As at Dec 31 2006
Common shares – 29,509,876 outstanding	**$ 490.0**	$ 490.0
Contributed surplus	**5.7**	3.9
Accumulated other comprehensive income	**0.2**	—
Deficit	**(205.7)**	(162.0)
	$ 290.2	$ 331.9

In the fourth quarter of 2007, the Company filed a final short form prospectus with security regulators in Canada relating to the Offering. Under the Offering, the Company distributed rights to existing shareholders to purchase 20,656,913 shares, at a purchase price of CAD$2.90. Subsequent to year end, the Company issued 20,656,913 and received gross proceeds of CAD$59.9.

Note 9. Commitments and Contingencies

Foreign Exchange Hedges

As at December 31, 2007, the Company has outstanding forward foreign exchange contracts of CAD$30.0 (2006 – CAD$57.0), which are designated as a fair value hedges against certain Canadian dollar-denominated net monetary liabilities. The Consolidated Statements of Operations for the year ended December 31, 2007 include a realized gain of $8.0 (2006 – $1.6) on matured forward foreign exchange contracts and Other Comprehensive Income includes an unrealized gain of $0.2 (2006 – loss of $0.3) on outstanding contracts. These realized and unrealized gains or losses are offset by realized and unrealized losses or gains on the net monetary liabilities being hedged.

Fraser Papers has net forward foreign exchange contracts remaining of $17.6 (2006 – $20.7), which are designated as a hedge against future net Canadian dollar cash flows. These contracts have varying maturity dates in 2008. The Consolidated Statements of Operations for the year ended December 31, 2007 include a realized gain of $2.5 (2006 – $0.1) on matured forward foreign exchange contracts. An unrealized gain of $0.4 is recorded in Other Comprehensive Income. These contracts effectively fix the exchange rate at which certain future Canadian dollar-denominated cash flows will be incurred.

Commodity Hedges

Fraser Papers entered into lumber futures contracts which effectively fixed the selling price for lumber delivered on the expiry date and were designated as a hedge of a portion of future lumber sales. During the year, Fraser Papers realized net gains of $0.6 (2006 – $1.0) on lumber futures contracts. There were no outstanding contracts at December 31, 2007 and 2006.

Guarantees

Norbord Inc. ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitments agreement. The maximum potential amount of the obligation guaranteed is estimated to be $4.4.

Fraser Papers has been given approvals to temporarily transfer its Crown cutting rights and rights under a fibre supply agreement with Acadian to a third party. While the third party has agreed to pay the full costs associated with these transfers, the Company retains the legal obligation to pay the Province of New Brunswick or Acadian should the third party not honour its obligation. As at December 31, 2007, the maximum potential amount of the obligation is $3.7.

Note 10. Related Party Transactions

Brookfield Asset Management Inc (together with its subsidiaries "Brookfield") is related as a result of Brookfield owning a controlling equity interest in the Company. Acadian is a related party by virtue of the Brookfield's equity holdings in the Fund. All related party transactions are recorded at the exchange amount.

During the quarter and the year ended December 31, 2007, Fraser Papers purchased approximately $1.3 and $5.7, respectively (2006 – $2.1 and $10.4) of electricity for its Gorham paper mill, from Brookfield. Included in accounts payable and accrued liabilities is $0.5 (2006 – $1.1) related to these purchases.

Fraser Papers has invested in Units of Katahdin, an indirectly, wholly owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2.1 (2006 – $1.5). The investment is accounted for using the cost method and is included in other assets.

During the quarter and year-to-date, Fraser Papers earned a management fee of $2.5 and $8.0 (2006 – $2.2 and $7.8) from Katahdin. Included in accounts receivable is $2.5 (2006 – $2.1) related to these fees.

During the quarter and the year, Fraser Papers sold $1.5 and $5.1 (2006 – $2.0 and $2.5) of goods and services to Katahdin. Included in accounts receivable is $0.8 (2006 - $2.0) related to these sales.

Fraser Papers has entered into 20 year Fibre Supply Agreements with Acadian. During the quarter and year, purchases of fibre from the Fund amounted to $8.9 and $33.6, respectively (2006 – $7.7 and $34.9, respectively). Included in accounts payable and accrued liabilities is $1.0 (2006 - $0.1) related to these purchases. In addition the Company's prior equity interest in the fund generated distributions of $0.3 (2006 – $0.6) during the quarter and $2.3 (2006 – $2.2) year-to-date.

As described in Note 4, the Company sold its interest in Acadian on September 26, 2007. Of the 3,613,780 units sold, 2,600,000 were sold to Brookfield, for net proceeds of $27.6.

In connection with the Offering, Fraser Papers entered into a Standby Purchase Agreement with Brookfield, in which Brookfield agreed to exercise all of its rights and would purchase any common shares not otherwise subscribed for by other shareholders of the Company. As a result, Brookfield paid CAD$54.6 to acquire 18,813,241 shares, increasing their ownership interest to 70.5% of the Company.

Brookfield has provided the Company with a facility with a notional amount of $150.0 to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2007, the Company has entered into forward foreign exchange contracts of CAD$30.0 (2006 – CAD$57.0) as a hedge against certain Canadian dollar-denominated net monetary liabilities and $24.8 (2006 – $20.7) as a hedge against future net Canadian dollar cash flows, under this facility.

Note 11. Losses from Smart Papers

Smart Papers LLC and its affiliates ("Smart Papers"), filed for creditor protection under Chapter 11 of the U.S. Bankruptcy Code, in the first quarter of 2006. As a result, Fraser Papers recorded a charge of $107.4 in the second quarter and an additional charge of $4.0 in the fourth quarter of 2006, consisting of an impairment charge against its investment in Smart Papers of $74.0 and provision of $37.4 related to receivables from Smart Papers and estimated accruals. During the quarter and the year ended December 31, 2007, net payments of $0.7 and $2.1, respectively (2006 – $1.5 and $16.0) were made against the accrual. As at December 31, 2007 a balance of $5.2 remains unpaid related to these accruals.

Note 12. Closure of Berlin Pulp Mill

In the first quarter of 2006, Fraser Papers announced the permanent shutdown of its pulp mill in Berlin, New Hampshire. As a result, Fraser Papers recorded a charge of $50.3 consisting of an impairment on property, plant and equipment and other assets and various accruals.

Note 13. Segmented Information

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Its sawmill operations are an integral part of its overall business as these facilities provide fibre for the internal production of pulp.

Note 14. Comparative Figures

Certain comparative figures have been reclassified from those previously presented to conform to the current year's presentation.

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Announces Senior Management Appointments

Toronto, ON (March 4, 2008) – Fraser Papers Inc. ("Fraser Papers" or the "Company") (TSX:FPS) announced today the following organizational changes:

Bill Manzer, currently Senior Vice President, Pulp and Paper Operations, will assume the position of Senior Vice President, Business Strategy and Projects. Bill will take over senior operating responsibility for the Company's sawmill operations and will be responsible for the development and implementation of strategies to ensure an economic fibre supply for the Company's Edmundston pulp mill. He will also lead existing initiatives to optimize the Company's energy platforms at all operations and will provide critical leadership to the planning and execution of annual and major maintenance outages and other major capital projects. From a longer term strategic perspective, he will also identify and develop opportunities for corporate growth.

Jeff Dutton, currently General Manager of the Company's East Papers operations, will assume the role of Senior Vice President, Operations and Chief Operating Officer. Jeff will have senior responsibility for the Company's pulp and paper operations. In the interim, Jeff will continue to manage the Company's East Papers operations until a replacement is announced.

Matt Nightingale will assume the role of Vice President, Marketing, of Fraser Papers Limited, the Company's largest operating subsidiary. Matt, who was previously Director of Marketing, will continue to lead the Company's marketing and product development initiatives.

"We are fortunate to have a significant depth and breadth of experience within the organization," said Peter Gordon, President and Chief Executive Officer of Fraser Papers. "This realignment of responsibilities within our senior management team will ensure our continued and expedited progress on our business plans"

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contacts:

Peter Gordon
President and Chief Executive Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Note: This press release contains forward-looking information and forward-looking statements within the meaning of Canadian provincial securities laws. These forward-looking statements include, among others, statements with respect to an economic fibre supply, the Company's energy platform, maintenance outages and capital projects, opportunities for corporate growth and progress on the Company's business plans. The word "will" and other expressions which may be predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results of the fibre supply, energy platform, maintenance outages, capital projects, corporate growth and progress on the Company's business plans to differ materially from those set forth in the forward-looking statements include general economic conditions, foreign exchange rates, demand for and prices of the Company's products, cost of raw materials and energy, success of energy initiatives, unforeseen mechanical challenges and other risks detailed from time to time in the documents filed by the Company with the securities regulators in Canada. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Fraser Papers Inc.

Fiscal year end date used to calculate capitalization: December 31, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 29,509,876	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $5.09	
Market value of class or series	(i) X (ii) =	(A) $150,205,269
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) ______

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined) See attached	(C)
(Repeat for each class or series of securities)	(D) ______

Capitalization

(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = $150,205,269

Participation Fee **$6,700**

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ______
—————————————————
12

Late Fee, if applicable
(As determined under section 2.5 of the Rule) ______

Fraser Papers Inc.
Market Value of Capitalization for purposes of OSC Annual Participation Fee
December 31, 2007

Common shares outstanding – December 31, 2006	29,509,876	
Average Price – see attached	$ 5.09	**$150,205,269**
		$150,205,269

FRASER PAPERS INC.
FPS: Closing Price on last trading day of month per TSX
Source: TSX Historical Data Access

	(CAD$)
January 31, 2007	$5.90
February 28, 2007	$5.94
March 30, 2007	$5.48
April 30, 2007	$6.00
May 31, 2007	$5.75
June 29, 2007	$6.10
July 31, 2007	$5.50
August 31, 2007	$5.72
September 28, 2007	$5.01
October 31, 2007	$3.70
November 30, 2007	$3.25
December 31, 2007	$2.68
Average	**$5.09**

Rule 12g3-2(b)
Exemption No. 82-34837

FraserPapers

FRASER PAPERS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

February 4, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") presents the factors that had a material effect on our results of operations during the years ended December 31, 2007 and 2006. Also discussed is our financial position as of the end of those periods. This discussion should be read in conjunction with our historical consolidated financial statements as at December 31, 2007 and 2006 and for the years then ended, and the notes thereto. Our consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). This MD&A contains forward-looking statements. See "Forward-Looking Information".

The United States dollar is our reporting currency and the functional currency of all of our operations. All figures herein are in United States dollars unless otherwise noted.

In this MD&A, "Fraser Papers", "we", "our" and "us" mean Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by virtue of a significant shareholding in the Company) and all of its subsidiaries. Brookfield owns a controlling equity interest of approximately 70.5% of all outstanding common shares of the Company.

EBITDA, net debt, net debt to net debt plus equity, and cash costs are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this MD&A.

INTRODUCTION

This MD&A is intended to provide investors with an understanding of the historical performance of our business, its financial condition and its prospects.

Our fourth quarter 2007 MD&A dated February 5, 2008 relating to our unaudited interim consolidated financial results and notes thereto for the three month period ended December 31, 2007 is specifically incorporated by reference herein, except to the extent any statement made therein is modified or superseded by this document.

BUSINESS PROFILE

Fraser Papers is an integrated specialty paper company which produces a broad range of specialty packaging and printing papers. We also produce northern bleached hardwood kraft pulp and dimension lumber. The Company employs approximately 2,600 people and has operations in New Brunswick, Maine, New Hampshire and Quebec. The geographical breakdown of property, plant and equipment at the end of 2007 was 49% U.S. and 51% Canada.

Principal manufacturing facilities included:

- 11 paper machines at two paper mills in Madawaska, Maine and Gorham, New Hampshire;
- one market pulp mill, producing northern hardwood kraft pulp in Thurso, Quebec;
- one integrated pulp operation in Edmundston, New Brunswick, producing softwood sulphite pulp and groundwood pulp; and
- four sawmills in Plaster Rock and Juniper, New Brunswick and Masardis and Ashland, Maine.

The annual production capacity of these facilities at December 31, 2007 was:

- 635,000 tons of paper, including towel;
- 460 million board feet of lumber;
- 250,000 tonnes of market pulp;
- 270,000 tonnes of internally used sulphite pulp; and
- 120,000 tonnes of internally used groundwood pulp.

In conjunction with the sale of the timberlands in 2005 and 2006, Fraser Papers has entered into agreements whereby it will have the right to purchase fibre for a period of up to 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under these agreements will approximate its historical consumption from the timberlands. Fraser Papers also purchases timber, chips and other wood residues on the open market.

In addition, we manage Katahdin Paper Company LLP ("Katahdin"), an affiliate of Brookfield, for a management fee.

STRATEGY

Our objective is to provide our shareholders with a 12% return on equity over the long-term. While recent results have clearly not met this objective, we remain committed to the following business strategy:

- Focusing on **value-added products**, with an emphasis toward specialty applications for packaging, printing and groundwood paper grades;
- Continuing to provide **superior customer service** and technical support while delivering high quality specialty papers;
- Continuing **innovation** and **development of new products** to support ongoing growth of our business;
- Achieving **operating excellence** that surpasses industry benchmarks for efficiency, energy consumption and fibre costs at all our facilities; and
- Maintaining a culture focused on **execution and performance**.

In addition to these key strategic initiatives, Fraser Papers will continue to look for opportunities to grow its specialty paper franchise opportunistically, based on value. The Company has significantly narrowed its operational focus in recent years such that future growth can be specifically targeted to Fraser Papers' core business.

In 2007, Fraser Papers completed a number of strategic initiatives that were designed to advance our business consistent with our strategy.

Value-added Products

Fraser Papers competes in specific market segments where we can utilize our capability in the manufacture of lightweight freesheet and high-bright groundwood papers for a number of specialty applications. We focus on select printing and consumer packaging applications. Typically, these discrete market segments are small relative to the broader North American commodity markets and are a good match for our paper machine capabilities and capacities. The particular markets that we are focused on are generally between 50,000 to 1,000,000 tons in size and provide Fraser Papers with the opportunity to have an influential market share. Approximately 80% of our annual production is in these markets today. Over time, we seek to grow the volume of business we have in these core paper markets where we feel we can achieve the best margins. These market segments involve food and other consumer packaging paper grades, financial printing and other lightweight freesheet papers, and specialty high-bright groundwood papers.

In 2007, we closed two small, freesheet paper machines at our Madawaska, Maine paper mill. The two machines represented approximately 70,000 tons per year of paper production or 15% of the paper mill's capacity. The closures allowed us to lower our exposure to certain commodity papers and produce a higher quality mix of value-added products. As a result, our shipments of specialty packaging papers increased by 7% while high-bright groundwood shipments increased by 31% compared to 2006. Our proportion of commodity products as shipments of commodity grades fell 16%.

Superior Customer Service

Superior customer service is the cornerstone of Fraser Papers' value proposition to its customers. We strive to meet our customer's high technical standards and challenging logistical demands as well as providing superior technical support services to our converting and printing customers.

Fraser Papers is able to provide its customers with Forest Stewardship Council ("FSC") certified book papers such as the paper used in the first and second printing of the U.S. edition of *Harry Potter and the Deathly Hallows* by J.K. Rowling. Additionally, the Company has begun shipping anti-microbial office paper to meet customers' needs. All Fraser Papers' pulp and paper facilities can provide certified products under either the FSC or Sustainable Forestry Initiative ("SFI") certification.

Innovation

Product development continues to be an important component of the Company's marketing initiatives. During 2007, the Company developed 36 new specialty products for applications in the packaging, financial printing, converting and consumer goods market segments. We have again achieved our goal of continually developing new products as approximately 12% of volume sold in 2007 represents products that were developed in the past 24 months.

During 2007, the Company announced the launch of Custom Snowcote®, a lightweight, filmcoated specialty print product. Custom Snowcote is targeting high opacity applications, including reference books and text books and represents one example of Fraser Papers' many product development initiatives with new and existing customers.

Improved Operating Performance

We have undertaken a number of initiatives that will lower our operating costs. In response to the rapid escalation of oil costs, two projects focused on energy were announced.

- An oil-fired boiler and turbine in the Edmundston, New Brunswick pulp mill, which was traditionally used in the winter, was shut in 2007. The closure will reduce oil consumption by 3.5 million gallons per year, resulting in $4 million in energy savings and a 35% reduction in greenhouse gas emissions. In the fourth quarter, oil consumption was lower by 1.2 million gallons compared to the fourth quarter of 2006 representing a savings of $1.9 million.
- A heat recovery system will be installed at the Thurso, Quebec pulp mill. The heat exchanger will reduce the mill's fossil fuel use by approximately 5% to 10% and reduce greenhouse gas emissions. The estimated savings on an annual basis will be $1.4 million. This equipment will be commissioned in the first quarter of 2008.

In 2007, Fraser Papers completed a 21 day major maintenance outage at its Edmundston, New Brunswick sulphite pulp mill. The outage included $9.2 million in capital spending to rebuild the recovery boiler at the integrated pulp mill. This outage supports our objective of reducing fibre costs by maximizing internal pulp production. This will enable the Madawaska paper mill to displace purchased pulp fibre with expected annual savings in excess of $3 million. During the second half of the year, the internal pulp production at Edmundston improved to design levels, producing up to 740 tons per day on a sustained basis. However, a number of operational difficulties and difficulties obtaining raw materials contributed to intermittent downtime, resulting in average daily production which was comparable to the first half of the year.

RECENT DEVELOPMENTS

East Papers Optimization

In 2007, Fraser Papers announced strategic initiatives at its East Papers operations that will lower costs and continue to focus our manufacturing capability toward specialty papers with the permanent closure of two high cost freesheet paper machines at our Madawaska, Maine paper mill. These closures reduced the operating capacity of that mill by 70,000 tons or 15%. These closures are consistent with our strategy of focusing on value-added products and surpass industry benchmarks for efficiency by transferring specialty freesheet to more efficient paper machines at the Madawaska facility.

The Company estimates annual savings from this initiative to be $10 million per year, primarily as a result of exiting certain market segments with negative margins, reducing overall fixed costs and reducing purchases of oil and other higher cost inputs.

As a result of the closures, Fraser Papers recorded a restructuring charge of $15.9 million of which $9.2 million is related to plant, property and equipment and spare parts inventory and $6.7 million is related to pension and termination benefits, severance and other costs.

Sale of New Brunswick Timberlands and Acadian Timber Income Fund

During 2007, the Company sold its remaining interest in Acadian Timber Income Fund ("Acadian" or the "Fund") for proceeds of $38.4 million. As the book value in the units of Acadian was nil, a gain of $38.4 million was recorded.

The interest in Acadian was received in January of 2006 when the Company sold its timberlands in New Brunswick to Acadian, a newly formed income fund which financed the acquisition through an initial public offering of equity securities and bank debt.

The Company received net proceeds of $125.0 million including cash of $93.5 million and securities with a value of $31.5 million. The securities were exchangeable for 3.6 million units of the Fund, representing a 22% interest in the Fund on a fully-diluted basis. The Company realized a pre-tax gain of $71.0 million on the sale of the timberlands in 2006.

In conjunction with the sale of assets to the Fund, we entered into a 20 year fibre supply agreement with Acadian which will provide us with substantially the same volumes of fibre that we had historically received from our freehold timberlands at prevailing market prices.

Repayment of Senior Notes

During 2007, the Company closed a tender offer to repay the remaining $84.0 million in principal amount of its outstanding 8.75% Senior Notes ("Notes"). The Company repaid $68.5 million of Notes to the public and cancelled $15.5 million of Notes held by Fraser Papers. The repayment was financed, in part, through a temporary $50.0 million increase in the Company's revolving credit facility with its current lender. A write-down of deferred financing costs of $1.6 million, related to the repayments under the tender offer, has been reflected in the Consolidated Statements of Operations and Statements of Cash Flows.

In 2006, the Company repaid $66.0 million in principal amount of the Notes, including $14.5 million of Notes held by Fraser Papers. A write-down of deferred financing costs of $1.5 million, related to the repayments under the tender offer was reflected in the Consolidated Statements of Operations and Statements of Cash Flows.

Rights Offering

During 2007, Fraser Papers announced a rights offering (the "Offering") under which the Company granted its existing shareholders the right to purchase 20,656,913 shares at a purchase price of CAD$2.90 per share. In connection with the Offering, Brookfield entered into a Standby Purchase Agreement in which Brookfield agreed to exercise all of its rights and to purchase the common shares not otherwise subscribed for by other shareholders. Subsequent to year-end, the Company issued 20,656,913 common shares and received CAD$59.9 million in proceeds under the Offering. Brookfield purchased 18,813,241 additional common shares for total proceeds of CAD$54.6 million, increasing its ownership interest in the Company to approximately 70.5%. Proceeds were used to pay outstanding indebtedness including the temporary $50.0 million financing.

Closure of Berlin Pulp Mill

During 2006, Fraser Papers permanently closed its pulp mill in Berlin, New Hampshire and recorded a charge of $50.3 million of which $45.2 million is related to an impairment in property, plant and equipment and other assets and the balance was for various costs related to closure. The decision to shut down the pulp mill enabled a consolidation of Fraser Papers' market pulp sales position at its remaining hardwood pulp mill in Thurso, Quebec and eliminated lower margin export sales, providing for an overall improvement in the average realization on sales.

Losses from Smart Papers

In 2006, Smart Papers LLC and its affiliates ("Smart Papers"), a previous equity investment of the Company, filed for creditor protection under Chapter 11 of the U.S. Bankruptcy Code. As a result, Fraser Papers recorded a charge of $111.4 million, consisting of an impairment charge against its investment in Smart Papers of $74.0 million, a provision of $37.4 million against a receivable from Smart Papers and estimated accruals.

KEY FACTORS AFFECTING OUR BUSINESS

Fraser Papers' operations and financial results are influenced by a number of factors, some of which we can control and some of which are outside of our control. A full discussion of the risks of the business is provided in the Company's Annual Information Form which is available at www.sedar.com.

Cyclical Business: In general, the forest products industry is highly cyclical characterized by periods of rising demand, supply shortages and rapidly rising market prices, leading to increased production and increased capital investment until new capacity and supply exceed demand. Those periods are then typically followed by periods of reduced market prices and excess capacity until the cycle is repeated.

Fraser Papers' strategy is to concentrate on products for which we can establish sustainable competitive advantage. We believe we lessen the threat of substitution and benefit from certain barriers to market entry that are related to quality and extensive product qualification requirements. By focusing our mix on value-added products with narrow technical specifications we also believe that we mitigate some of the cyclical risks. We accentuate our strengths by having paper machines with a broad range of capabilities, by being a leader in developing high quality specialty packaging and paper grades and by providing superior customer and technical service. Our focus is to increase our market share in the specialty packaging and printing businesses such as those used in food packaging, labeling and financial printing.

Competitive Environment: The forest products industry is highly competitive. Our paper, pulp and lumber businesses compete directly with some of the leading manufacturers in the world. In order to differentiate Fraser Papers from our competition, we strive to provide excellent customer and technical service; focus on products which add value for our customer; and make products where we can leverage our unique manufacturing capabilities. Our sales force and technical service departments work very closely with our customers to ensure that Fraser Papers' products meet the customer's highly technical and operational needs and bring value to their process.

Cost Control: Fraser Papers' cost structure is highly dependant upon securing competitive pricing and ensuring efficient usage of raw material and energy inputs. Changes in these cost inputs can have a material effect on our results. To help mitigate some of the cost pressures, we have long-term fibre supply contracts for wood, we have achieved a better balance for our market pulp requirements with internal production capacity, we focus on reducing input consumption rates, and from time to time we have hedged commodity prices.

Fraser Papers' margin improvement plan concentrates on the usage of raw materials and discretionary spending. In 2007, we created $22.9 million of margin improvements compared to 2006 costs by focusing on fibre substitution and energy optimization. In addition, we significantly reduced oil consumption which will reduce our dependence on high cost oil.

Foreign Currency Risk: Approximately 50% of our book value in plant, property and equipment is located in Canada and virtually 100% of our sales denominated in U.S. dollars, we are exposed to fluctuations in foreign exchange rates. Changes in these exchange rates could have a material effect on our results of operations. To mitigate these effects, we hedge both cash flow and balance sheet exposure when appropriate.

RESULTS OF OPERATIONS AND RELATED INFORMATION

Overview

Fraser Papers is executing a comprehensive turnaround of its financial and operating affairs. The Company implemented a number of paper optimization initiatives and energy reduction initiatives and took downtime at its sawmills in an effort to reduce costs. Despite these initiatives to improve the Company's performance, higher fibre and energy costs, weak lumber markets and the stronger Canadian dollar led to negative EBITDA in the year. Continued weak housing markets have depressed demand for lumber and other building products. Our lumber operations, which are integrated with our core pulp and paper operations in order to provide a secure supply of wood chips and biomass fuel, operated at 52% of capacity in 2007 and generated negative results.

Fraser Papers continues to focus on achieving better performance across all operations including throughput, process efficiencies and lowest possible cost structure in order to produce paper that we can sell profitably into growing market segments.

	For the year ended	
	Dec 31 2007	Dec 31 2006
Paper operations		
EBITDA[(1)] (US$millions)	**(21.9)**	1.8
Less: Impact of outages	**(13.6)**	(8.8)
Adjusted EBITDA[(2)]	**(8.3)**	10.6
Adjusted EBITDA Margin ($ per ton)	**(14)**	16
Adjusted Average Cash Cost[(1)] ($ per ton)	**933**	867
Pulp operations		
EBITDA[(1)] (US$millions)	**(0.2)**	(13.4)
Less: Impact of Berlin pulp mill	—	(4.3)
Less: Impact of pulp hedges	—	(3.5)
Less: Impact of outages	**(5.0)**	(7.2)
Adjusted EBITDA[(2)]	**4.8**	1.6
Adjusted EBITDA Margin ($ per tonne)	**21**	6
Adjusted Average Cash Cost[(1)] ($ per tonne)	**530**	488
Lumber operations		
EBITDA[(1)] (US$millions)	**(22.0)**	2.0
Less: Impact of duties refund	—	14.4
Adjusted EBITDA[(2)]	**(22.0)**	(12.4)
Adjusted EBITDA Margin ($ per Mfbm)	**(68)**	(33)
Adjusted Average Cash Cost[(1)] ($ per Mfbm)	**342**	336

(1) See "Definitions" section.
(2) Adjusted EBITDA has been adjusted for outages, the Berlin pulp mill, pulp hedges and duties refund.

Fraser Papers generated an EBITDA loss of $44.1 million in 2007. The paper operations generated an EBITDA loss of $21.9 million, the pulp operations generated an EBITDA loss of $0.2 million and the lumber operations generated an EBITDA loss of $22.0 million.

Paper operations in 2007 generated an EBITDA loss of $21.9 million which included $13.6 million of costs associated with a major maintenance outage at the Edmundston sulphite pulp mill and related paper machine downtime and a maintenance outage at the cogeneration facility in Edmundston, New Brunswick. The adjusted EBITDA loss in 2007 for paper operations excluding the impact of the outages was $8.3 million. Paper operations in 2006 generated positive EBITDA of $1.8 million which included $8.8 million of costs associated with a major unplanned maintenance outage at the Edmundston pulp mill and an annual maintenance outage at the Company's cogeneration facility in Edmundston, New Brunswick. The adjusted EBITDA for paper operations in 2006 excluding the impact of the outages was $10.6 million.

Paper pricing for specialty packaging, specialty printing and commodity freesheet grades increased 3.9% over 2006 but was more than offset by increased cash costs in the paper business. The Canadian dollar increased from US$0.88 to US$0.93 in 2007. The impact of the stronger Canadian dollar and higher fibre and oil costs for paper operations accounted for $41.5 million of higher costs during the year, which were partially offset by improved productivity, energy usage and other cost improvements.

Pulp operations in 2007 generated negative EBITDA of $0.2 million which includes $5.0 million for the cost of the planned annual maintenance outage. The adjusted EBITDA in 2007 for pulp operations excluding the impact of the outage was $4.8 million. Pulp operations in 2006 generated negative EBITDA of $13.4 million which includes $7.2 million for the cost of the planned annual maintenance outage, $4.3 million associated with losses from the Berlin pulp mill and $3.5 million in pulp hedge losses. The adjusted EBITDA in 2006 for pulp operations excluding the impact of the outage, Berlin losses and pulp hedge losses was $1.6 million.

Pulp markets improved during 2007 with average realized revenue increasing 10% or $50 per tonne. The Canadian dollar increased from US$0.88 to US$0.93 in 2007.

Lumber operations in 2007 generated negative EBITDA of $22.0 million. Lumber operations in 2006 generated EBITDA of $2.0 million which included $14.4 million of anti-dumping duties refunds. Adjusting for the refunds, the adjusted negative EBITDA in 2006 was $12.4 million. Lumber operations' EBITDA declined by $9.6 million compared to the adjusted 2006 EBITDA as a result of a 10% decrease in benchmark pricing and significant market-related downtime. The lumber market has deteriorated since the first quarter of 2006 with benchmark pricing down 23% or $93 per Mfbm due to weak demand.

Summary of Quarterly Results

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings/(Loss)	Earnings/(Loss) per share (basic and diluted)
2007			
4th Quarter	**$ 186.3**	**$ (20.8)**	**$ (0.70)**
3rd Quarter	172.3	24.8	0.84
2nd Quarter	181.7	(37.6)	(1.28)
1st Quarter	174.4	(10.1)	(0.34)
2006			
4th Quarter	$ 187.2	$ (11.0)	$ (0.40)
3rd Quarter	185.1	(6.1)	(0.21)
2nd Quarter	207.7	(18.3)	(0.61)
1st Quarter	215.9	(78.4)	(2.64)

Operating Results

Net sales by segment for 2007 and 2006 were as follows:

	For the year ended	
US$ MILLIONS	**Dec 31 2007**	Dec 31 2006
Paper	**$ 714.7**	$ 791.6
Timber(1)	**n/a**	6.7
Inter-segment	—	(2.4)
Total	**$ 714.7**	$ 795.9

(1) The Timber segment was sold in January 2006.

Net sales for 2007 were $714.7 million, as compared to $795.9 million in 2006. The decrease was due to lower sales volumes of paper as a result of the two paper machine permanent closures and the decline in the lumber market as well as the sale of the Timber segment assets in 2006.

Losses in 2007 were $43.7 million compared to losses of $113.8 million in 2006. The 2007 loss included a pre-tax restructuring charge of $15.9 million associated with the machine closures and a pre-tax $38.4 million gain on the sale of the Company's interest in Acadian and a one-time $13.8 million tax recovery. The 2006 loss included a pre-tax loss of $111.4 million for its investment in Smart Papers, a pre-tax $50.3 million charge for the closure of the Berlin pulp mill and a pre-tax $71.0 million gain for the sale of the New Brunswick Timberlands.

EBITDA by segment was as follows:

US$ MILLIONS	For the year ended Dec 31 2007	Dec 31 2006
Paper	**$ (44.1)**	$ (9.6)
Timber[(1)]	**n/a**	2.4
Total	**$ (44.1)**	$ (7.2)

(1) The Timber segment was sold in January 2006.

The Paper segment generated an EBITDA loss of $44.1 million, a decrease of $34.5 million from the 2006 EBITDA loss of $9.6 million. The 2006 EBITDA loss included $14.4 million of refunds of anti-dumping duties refunds. After adjusting for the anti-dumping duties in 2006, results deteriorated $20.1 million. Significant input cost increases and the impact of a stronger Canadian dollar were only partly offset by increased selling prices for pulp and paper and cost improvements. (See discussion in "Margin Improvements" and "Business Segments")

Depreciation expense was $29.5 million in 2007 as compared to $31.4 million in 2006. The reduced depreciation expense was the result of the closure of the two paper machines.

Margin Improvements

Through focusing on things we can control, Fraser Papers' operating performance improved through higher pulp production, lower oil consumption and improved sawmill productivity.

Fraser Papers' improvement initiatives focus on the year-over-year improvements in operating earnings assuming constant selling prices, exchange rates and commodity prices. The improvement program generated $22.9 million in 2007 when compared to 2006. The cost reduction improvements were derived primarily from improved fibre utilization, labour and benefit costs due to restructuring and chemical and oil usage efficiencies.

PRE-TAX US$MILLIONS	2007 Margin Improvements
Sales and Production Volume	**$ (5.1)**
Fibre Utilization	**14.1**
Labour and Benefits	**8.0**
Other Cost Reductions	**5.9**
Total	**$ 22.9**

Margins and production volumes declined due to paper machine downtime associated with the 21 day Edmundston sulphite pulp mill maintenance outage and increased sawmill market-related downtime in 2007. Fibre utilization margin improvements were achieved primarily at East Papers by increasing the proportion of internally produced pulp compared to open market purchased pulp. Labour and benefit reductions were achieved from the East Papers optimization closure of two paper machines, sawmill market-related downtime and improved pension expense. Other cost reductions are primarily from improved oil and chemical usages as a result of the East Papers optimization and the closure of an oil-fired boiler. These initiatives served to only partially offset significant cost pressures from fibre, energy, chemical costs and foreign exchange which totaled $48.7 million in 2007.

PRE-TAX US$MILLIONS	2007 Uncontrollable Pressures
Increased fibre pricing	**$ (13.0)**
Increased energy pricing	**(12.5)**
Increased chemical pricing	**(3.1)**
Canadian / U.S. Foreign Exchange	**(20.1)**
Total	**$ (48.7)**

Business Segments

Paper Segment

The Paper segment is comprised of 11 paper machines at two locations, one market pulp facility, two internal pulp facilities and four sawmills.

Products include specialty packaging and printing papers, commodity freesheet papers, specialty high-bright groundwood papers, commodity groundwood papers and towel, as well as hardwood pulp and softwood lumber.

The following is a summary of financial information for the Paper segment:

	For the year ended	
US$MILLIONS	**Dec 31 2007**	Dec 31 2006
Net sales	**$ 714.7**	$ 791.6
EBITDA[(1)]	**(44.1)**	(9.6)
Depreciation	**29.5**	31.4
Capital investments	**18.0**	12.7

(1) See "Definitions" Section.

The Paper segment is broken into three operations: Paper, Pulp and Lumber.

Paper Operations

Paper operations are comprised of the following product groups: specialty packaging, specialty printing, commodity freesheet papers, specialty high-bright groundwood, commodity groundwood and towel.

	For the year ended	
	Dec 31 2007	Dec 31 2006
Sales (US$millions)	**552.8**	595.9
EBITDA (US$millions)	**(21.9)**	1.8
Less: Impact of outages	**(13.6)**	(8.8)
Adjusted EBITDA	**(8.3)**	10.6
EBITDA ($ per ton)	**(37)**	3
EBITDA margin(1)	**(4%)**	0%
Shipments (000 tons)		
Specialty packaging	**72**	67
Specialty printing	**234**	304
Commodity freesheet papers	**68**	72
Specialty high-bright groundwood	**97**	74
Commodity groundwood	**78**	102
Towel	**39**	39
	588	658
Average Revenue Realized ($ per ton)		
Specialty packaging	**1,148**	1,138
Specialty printing	**987**	947
Commodity freesheet papers	**853**	804
Specialty high-bright groundwood	**859**	820
Commodity groundwood	**717**	736
Towel	**800**	774
Weighted Average ($ per ton)	**922**	893
Average Cash Operating Cost ($ per ton)	**956**	880
Reference Prices ($ per ton)(2)		
50# offset rolls	**832**	815
22.1# white directory	**740**	722

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Reference prices are from RISI, Inc. ("RISI").

In 2007, market conditions continue to improve for specialty packaging, specialty printing and specialty groundwood grades. Average benchmark pricing for commodity uncoated freesheet (50# offset rolls) increased by 2% or $17 per ton over 2006 to a level of $832 per ton. Accordingly, Fraser Papers' average revenue realized per ton from commodity freesheet papers increased 6%. According to RISI, U.S. demand for uncoated freesheet in 2007 declined by 4.4%, principally due to electronic substitution and a weaker economy. This is in line with 3.9% reduction in capacity following industry wide paper mill closures. The weak U.S. dollar lowered imports of uncoated freesheet during the year.

Average benchmark pricing for commodity uncoated groundwood (22.1# directory) increased by 2% or $18 per ton over 2006 to a level of $740 per ton. According to the Pulp and Paper Products Council ("PPPC"), demand for uncoated mechanical pulp in 2007 increased 0.9% due to substitution from the strong coated groundwood market. Capacity increased by 3.5% with the restart of the Port Hawkesbury mill after a lengthy labor dispute. The weak U.S. dollar also lowered imports of uncoated mechanical pulp. These market conditions have enabled improved pricing in North America.

Fraser Papers' strategy is to target market segments where the Company can achieve a meaningful or leadership position and where we can match our technical competencies with the demand for lightweight freesheet papers. In 2007, Fraser Papers had approximately 80% of its freesheet paper sales that fit this description, and the strategy is to transition the balance into new or existing specialty market segments.

Specialty packaging products are typically used for food applications and utilize both stain resistant and non-stain resistant packaging papers. Fraser Papers has the ability to meet narrow technical standards for applications such as pet food bags and dry mix consumer pouches and bags. Packaging volumes increased by 5,000 tons or 7% compared to 2006 due to increased demand for stain resistant products. Specialty packaging pricing in 2007 improved by 1% compared to 2006.

Specialty printing papers include freesheet products that are characterized by narrow technical specifications and niche applications including labelling and thermal point-of-sale receipts as well as lightweight opaque grades for financial printing applications. Business volumes of Fraser Papers' specialty printing papers decreased by 70,000 tons compared to 2006 as a result of the migration of financial printing papers from freesheet to Fraser Papers' specialty high-bright groundwood and the permanent closure of two paper machines. Specialty printing pricing in 2007 improved by 4% compared to 2006.

For 2007, volume of commodity freesheet grades declined by 6% from 2006 as Fraser Papers continued to narrow its focus towards higher margin specialty packaging and printing paper products in strategic markets.

Specialty high-bright groundwood includes products that are used for financial printing and other applications where a high performance and superior print quality are required. Compared to 2006, Fraser Papers' shipments of specialty groundwood products increased 23,000 tons or 31% and average revenue realized increased $39 per ton or 5%.

Compared with 2006, Fraser Papers' shipments of commodity groundwood products decreased 24% or 24,000 tons as we reduced our exposure to commodity papers.

In 2007, the paper business generated negative EBITDA of $21.9 million compared to positive EBITDA of $1.8 million in 2006. Excluding the impact of major outages, the paper operations had negative EBITDA of $8.3 million in 2007 on sales of $552.8 million compared to EBITDA of $10.6 million in 2006 on sales of $595.9 million. The $18.9 million decrease in adjusted EBITDA was due to increased fibre and energy costs and the strength of the Canadian dollar of $41.5 million, partly offset by higher mill net realizations and margin improvements.

Shipments decreased by 11% in 2007 compared to 2006 due to the permanent closure of two paper machines and the softening in retail, automobile and home building segments that directly impact pressure sensitive and point-of-sale applications. In addition, the recent price increases by the U.S. postal service have negatively impacted catalogue, magazine and commercial printing segments as publishers and printers work to change formats, basis weights and distribution strategies to mitigate the increasing costs of mailing.

Pulp Operations

The Company owns and operates a NBHK market pulp mill in Thurso, Quebec. In 2006, Fraser Papers closed its NBHK market pulp mill in Berlin, New Hampshire. The site has since been sold.

	For the year ended	
	Dec 31 2007	Dec 31 2006
Sales (US$millions)	**72.9**	80.1
EBITDA (Thurso) (US$millions)	**(0.2)**	(5.6)
EBITDA (Berlin) (US$millions)	**—**	(4.3)
Loss on Pulp Hedge (US$millions)	**—**	(3.5)
Total EBITDA	**(0.2)**	(13.4)
Pulp EBITDA ($ per tonne)	**(1)**	(51)
EBITDA Margin(1)	**0%**	(17%)
Shipments (000 tonnes)(2)	**234**	263
Average Revenue Realized ($ per tonne)(2)	**555**	505
Average Cash Operating Costs ($ per tonne)(4)	**551**	515
Reference Price ($ per tonne)(3)		
NBHK market pulp	**719**	654

(1) EBITDA Margin is EBITDA as a percentage of Sales.
(2) Pulp volumes and average revenues realized include internal sales but exclude pulp hedges.
(3) Reference prices are from RISI, Inc. ("RISI").
(4) Average cost operating costs are for the Thurso mill only.

In 2007, worldwide hardwood pulp demand increased 4.8% primarily as a result of increased demand in China for eucalyptus pulp. North American hardwood pulp demand increased by 7.0% due in part to shifts at several mills from internal sources to market pulp purchases and some substitution to hardwood from other fibre sources. North American hardwood market pulp capacity decreased by 0.4% due to mill closures and grade mix changes. These market conditions improved pricing in the NBHK market with average benchmark pricing rising by 10% or $65 per tonne over 2006 to $719 per tonne.

Fraser Papers directs a portion of its market pulp for internal use. The Company also purchases pulp from third parties to supplement internal production. The amount of pulp purchased from the third parties is approximately equal to third party sales of NBHK placing the Company essentially in a balanced position for total market pulp.

The pulp operations generated negative EBITDA of $0.2 million in 2007 on sales of $72.9 million. This compares to the previous year's EBITDA loss of $13.4 million on sales of $80.1 million. 2006 included an EBITDA loss of $4.3 million at the Berlin pulp mill which was permanently shutdown, and a loss of $3.5 million on a pulp hedge that expired at the end of 2006. The EBITDA for the Thurso pulp mill improved from an EBITDA loss of $5.6 million in 2006 to an EBITDA loss of $0.2 million in the current year. Improved market conditions contributed most of the EBITDA improvement with benchmark pricing improving 10% or $65 per tonne over 2006. In Canadian dollar terms, Thurso's cash cost remained at CAD$588 per tonne despite rising energy costs; however, in U.S. dollar terms, Thurso's cash costs increased 7% to $551 per tonne compared to $515 per tonne in 2006 due to the strength of the Canadian dollar.

Shipments declined by 11% in 2007, compared to 2006, primarily due to the closure of the Berlin pulp mill in 2006.

Lumber Operations

Lumber operations are comprised of four sawmills: two in New Brunswick and two in northern Maine.

	For the year ended	
	Dec 31 2007	Dec 31 2006
Sales (US$millions)	**89.0**	115.6
EBITDA (US$millions)	**(22.0)**	2.0
Less: Impact of duties refund	—	14.4
Adjusted EBITDA	**(22.0)**	(12.4)
EBITDA ($ per Mfbm)	**(68)**	5
EBITDA Margin(2)	**(25%)**	2%
Shipments (Mmfbm)	**324**	377
Average Revenue Realized ($ per Mfbm)	**273**	304
Average Cash Operating Cost ($ per Mfbm)(3)	**342**	336
Reference Price ($ per Mfbm)(1)		
Boston SPF 2X4 #2&Btr	**324**	363

(1) Reference prices are from Random Lengths Publication.
(2) EBITDA Margin is EBITDA as a percentage of Sales.
(3) Cash operating costs exclude refunds of Anti-Dumping Duties.

Market conditions continued to be very weak for our lumber operations due primarily to the decline in U.S. housing activity where annual construction starts have declined from their peak of an annualized 2.3 million in January 2006 to an annualized 1.0 million in December 2007. Average benchmark lumber prices (Eastern Boston SPF 2X4) decreased 11% or $39 per Mfbm from 2006. Consequently, Fraser Papers' net revenue realized decreased 10% compared to 2006.

In 2007, the Company took a total of 54 weeks of market-related downtime at its sawmills compared to 33 weeks of market downtime in 2006. In 2007, Fraser Papers entered into an agreement to secure alternative woodchips for the Edmundston, New Brunswick pulp mill, which enabled us to close the Juniper sawmill for up to eleven months.

The lumber operations generated negative EBITDA of $22.0 million in 2007 on sales of $89.0 million. This compared to EBITDA of $2.0 million in 2006 which included $14.4 million from anti-dumping duty refunds. Weak market conditions, lower selling prices and market-related shutdowns contributed to the lower results.

Shipments declined by 14% in 2007, compared to 2006, due to the market-related downtime.

Timber Segment

The Company sold its freehold NB Timberlands on January 31, 2006 and currently has only one reportable segment. The table shown below reflects only the results of operating the Timber segment during the first quarter of 2006.

	For the year ended	
$ MILLIONS	**Dec 31 2007**	Dec 31 2006
Net sales	**$ —**	$ 4.3
EBITDA(1)	**—**	2.4
Depreciation	**—**	—
Capital investments	**—**	—

(1) See "Definitions" Section.

CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the period. Significant estimates include the determination of the carrying value and useful lives of property, plant and equipment, provisions for employee future benefits and future income tax assets and liabilities. Actual results could differ from those estimates.

The restructuring charge booked against the assets of the two paper machines permanently closed was based on significant estimates due to the inherent uncertainty in net recoverable amounts we will receive when we sell those assets. Also, the provision for liabilities associated with the Smart Papers restructuring was based on estimates of future cash flows under a most likely scenario. Future events may differ from the most likely scenario used by the Company.

From time to time, Fraser Papers will review the carrying value of long-lived assets to determine whether the carrying value of those assets is appropriate. Significant estimates are used in determining the expected future cash flows associated with those assets. While those cash flows are determined using reasonable assumptions, those cash flows are subject to future events and circumstances which could differ materially from management's estimate of those cash flows.

Revenue recognition

Net sales are net of freight costs, commissions, discounts and rebates and are recognized when the title and risks of ownership pass to the purchaser. This generally occurs when goods are shipped. Sales are governed by contract or by standard industry terms. Revenue is not recognized prior to the completion of those terms. The majority of product is shipped via third party transport on an FOB shipping basis. In all cases, product is subject to quality testing to ensure it meets applicable standards prior to shipment.

Property, plant and equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line basis. The rates of depreciation are intended to fully depreciate manufacturing and non-manufacturing assets over the following periods which approximate their useful lives:

Buildings	20 to 40 years
Sawmills and lumber production equipment	10 to 15 years
Paper and pulp mill machinery and production equipment	20 years
Logging machinery and equipment	4 to 10 years

These periods are periodically assessed to ensure that they continue to approximate the useful lives of the related assets.

Financial Instruments

We use derivative financial instruments solely for the purpose of managing our foreign exchange and commodity price exposures. These activities are governed by the Board of Directors' approved financial policies that cover risk identification, measurement and reporting. Derivative transactions are executed only with approved counterparties under master netting agreements. Derivative contracts, which are deemed to be highly effective in offsetting changes in the fair value or cash flows of hedged items, are designated as hedges of specific exposures and accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.

LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flows

During 2007, cash flow from operations before changes in working capital was an outflow of $67.6 million as compared to an outflow of $44.3 million during 2006. The higher cash outflow was due to higher EBITDA losses and higher net interest expense partly offset by the fact that fewer payments related to Smart Papers were required in 2007 as compared to 2006.

During 2007, Fraser Papers decreased working capital by $17.1 million. Finished goods inventories increased as a result of our improved penetration of specialty paper markets, which demand a higher service component. However, these increases were more than offset by a reduction in accounts receivable, as a result of better collections and an increase in accounts payable and accrued liabilities. In 2006, the Company increased working capital by $21.0 million.

Capital Investments

Capital investments in 2007 totaled $18.0 million compared to $12.7 million for 2006. During the second quarter, we invested $9.2 million to rebuild the recovery boiler at the Edmundston pulp mill facility. The rebuild increased production at the Company's sulphite pulp mill and reduced the requirement to purchase higher priced market pulp from third parties. The remaining $8.8 million was directed toward capital investments necessary to maintain our operations.

Net Debt and Share Capital

During 2007, the Company repaid the remaining $84.0 million in principal amount of its outstanding Notes. The Company repaid $68.5 million of Notes to the public and cancelled $15.5 million of Notes held by Fraser Papers. The Notes were issued in 2005 in the principal sum of $150.0 million. $66.0 million of Notes were repaid in 2006 including the cancellation of $14.5 million of Notes held by Fraser Papers. During 2006, Fraser Papers purchased Notes in the principal amount of $30.0 million for total proceeds of $25.9 million, resulting in a gain of $3.1 million, net of a write-down in debt issuance costs of $1.0 million.

The Company temporarily increased its revolving credit facility with its current lender from $90 million to $140 million in order to finance the repayment of the Notes. The $50 million increase, with a maturity date of January 31, 2008, was on substantially the same terms as the Company's existing facility.

The current portion of long-term debt at December 31, 2007 of $81.6 million consisted of borrowings under the Company's committed, revolving credit facility. At year end, an additional $42.3 million of this facility was utilized in support of letters of credit.

Net debt including bank indebtedness as of December 31, 2007 was $85.9 million, resulting in a net debt to net debt plus equity ratio of 23%.

During 2007, Fraser Papers announced the Offering under which the Company granted its existing shareholders the right to purchase 20,656,913 shares at a purchase price of CAD$2.90 per share. Subsequent to year end, the Company issued 20,656,913 common shares and received proceeds of C$59.9 million. Proceeds were used to pay outstanding indebtedness including the temporary $50.0 million financing under the revolving credit facility

Taxation Matters

In July, 2007, Brookfield increased its ownership interest in the Company from 49.3% to 56.1%, resulting in an acquisition of control as determined under Canadian income tax laws. The acquisition of control requires that the Company recognize certain unrealized losses for income tax purposes. As a result of recognizing these losses and applying them to prior years, the Company increased its available non-capital loss carry-forwards in Canada by $46.8 million and recorded an income tax recovery of $13.8 million.

As at December 31, 2007, Fraser Papers had tax loss carry-forwards of $272.3 million in the U.S. and $63.3 million in Canada. These carry-forwards expire between 2014 and 2027 and are available to reduce income taxes otherwise payable in future years. The Company has recorded a valuation allowance against the losses in the U.S. to the extent that it is not more likely than not that the benefit of the losses will be realized.

Asset Retirement Obligations

Asset retirement obligations relate primarily to closure costs and post-closure maintenance costs for landfills. The liability is reflected in other liabilities on our Consolidated Balance Sheet at the discounted value of expected future cash flows. The liability associated with these obligations is reduced as these obligations are paid and the asset associated with these obligations is depreciated over the estimated useful life of the related facility. The obligations represent estimated future payments of $30.1 million which have been discounted at a weighted average rate of 8.2%. Total accretion expense for the year related to asset retirement obligations was $0.7 million compared to $0.6 million in 2006. In addition to the asset retirement obligations recorded, we may have other obligations in the event of a permanent plant shutdown. However, our plant assets have indeterminate lives and, therefore, the associated asset retirement obligations are not reasonably estimable and liabilities cannot be established.

Employee Benefit Plans

Our obligations under our defined benefit pension plans are determined periodically through actuarial valuations, which are the basis for calculating pension expense and determining pension funding. At December 31, 2007, defined benefit pension plan assets were $530.5 million, up from $475.4 million in 2006, while the benefit obligations of $643.0 million were higher than the $588.0 million of obligations in 2006. At December 31, 2007, the unfunded pension liability was $112.5 million, substantially unchanged from the $112.6 million of unfunded liability at December 31, 2006. The funded status of our defined benefit pension plans is 83% at the end of 2007 compared to 81% in 2006.

Defined benefit pension expense of $11.6 million decreased from the $19.0 million recorded in 2006 primarily due to higher returns on invested assets. Funding for the year was $25.0 million down from $33.5 million funded in 2006. Our defined benefit pension plans are funded in accordance with all applicable regulatory requirements. For 2008, we anticipate slightly lower pension funding as a result of a better funded position.

The assumed return on assets is 8% and is based on management's best estimate of the long-term expected rate of return on plan assets, including consideration of asset mix, equity risk premium and active investment management premium. The weighted-average discount rate for the accrued benefit obligations is 5.42% as compared to 5.20% in 2006, and is based on the market yield of high quality corporate bonds of similar duration to the pension plan liabilities.

Sensitivity to a 1% decrease in these two key assumptions is estimated as follows:

	Impact Dec. 31, 2007 Unfunded Liability	**Impact on 2007 Pension Expense**
Return on assets	$5.3 million increase	$5.3 million increase
Discount rate	$75.3 million increase	$6.2 million increase

Our obligations under our post-retirement benefit plans are determined periodically through actuarial valuations, which are the basis for calculating post-retirement benefit expense. We fund these plans on a "pay-as-you-go" basis. At December 31, 2007, the accrued benefit obligations of these plans were $60.7 million compared to $62.1 million at the end of 2006.

Significant changes in assumptions, driven by changes in financial markets, asset performance different from the assumed rate of return, significant new plan enhancements, acquisitions, divestitures, changes in the regulatory environment, and the measurement uncertainty incorporated into the actuarial valuation process, could materially affect our future plan assets, accrued benefit obligations, and the expenses and contributions associated with our employee benefit plans.

Contractual Obligations

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2007:

US$MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ **81.6**	$ 81.6	$ —	$ —	$ —
Operating leases	**1.0**	0.6	0.4	—	—
Purchase obligations	**10.9**	10.9	—	—	—
Total contractual obligations	$ **93.5**	$ 93.1	$ 0.4	$ —	$ —

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials.

Norbord Inc. (a related party by virtue of a common significant shareholder) provides guarantees for certain obligations of Fraser Papers under a financial commitments agreement. At December 31, 2007, the maximum potential amount of the obligations guaranteed was estimated to be $4.4 million. These guarantees have not been included in the table above.

Fraser Papers has been given approvals to temporarily transfer its Crown cutting rights and rights under a fibre supply agreement with Acadian to a third party. While the third party has agreed to pay the full costs associated with these transfers, the Company retains the legal obligation to pay the Province of New Brunswick or Acadian should the third party not honour its obligation. As at December 31, 2007, the maximum potential amount of the obligation is $3.7 million.

Hedging Activities

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar-denominated cash flows.

Effective January 1, 2007, the Company adopted new recommendations of the Canadian Institute of Chartered Accountants ("CICA") under CICA Handbook Section 1530, Comprehensive Income, and Section 3865, Hedges. These policy changes were adopted on a prospective basis with no restatement of prior period financial statements. As a result of the adoption of these new standards, changes in the value of instruments reported at fair value and fair value hedge derivatives are recognized in income. Changes in the value of derivatives designated as cash flow hedges are recognized in other comprehensive income until the instrument is no longer recognized or impaired and is recognized in income.

During 2007, Fraser Papers realized a net gain of $0.6 million on lumber futures contracts to deliver 17.9 million board feet of lumber at fixed prices. There were no contracts outstanding at the end of the year.

The Company enters into forward contracts to fix the exchange rate on its Canadian dollar-denominated net liabilities and certain Canadian dollar-denominated cash flows.

As of December 31, 2007, the Company had CAD$30.0 million in foreign exchange contracts outstanding as a fair value hedge against certain Canadian dollar-denominated net monetary liabilities. During the year, the Company realized $8.0 million of gains on these contracts and at December 31, 2007, the unrealized gains on these contracts amounted to $0.2 million.

As of December 31, 2007, the Company had $60.0 million in forward foreign exchange contracts outstanding as a hedge of anticipated future Canadian dollar cash inflows and $42.4 as a hedge of anticipated future Canadian dollar cash outflows. These contracts have varying maturity dates in 2008.

During the year, the Company realized $2.5 million of gains related to foreign exchange contracts and at December 31, 2007, the unrealized gains on outstanding contracts amounted to $0.4 million.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material off-balance sheet arrangements.

COMMON SHARES

The authorized capital stock of the Company consists of an unlimited number of Class A preferred shares, Class B preferred shares, non-voting participating shares and common shares.

The weighted average number of shares outstanding used for calculating loss per share was 29,509,876 for 2007 unchanged from 2006.

Common share information	December 31, 2007	December 31, 2006
Shares outstanding	29,509,876	29,509,876
Book value	$9.83	$11.25
Market price at year-end	CAD$2.68	CAD$6.19
Market price at February 5, 2008	CAD$3.14	

In 2007, the Company distributed rights to existing shareholders to purchase 20,656,913 shares at a price of CAD$2.90 per share. Subsequent to year-end, the Company issued 20,656,913 shares and received gross proceeds of CAD$59.9 million.

DIVIDENDS

We paid no dividends in 2007. The Board of Directors reviews this policy at each of its regularly scheduled meetings.

STOCK BASED COMPENSATION

We account for stock options using the fair value method. Under this method, compensation expense for options is measured at the grant date using an option pricing model and recognized on a straight-line basis over the vesting period. During 2007, the Board approved the issuance to certain executives of 1,015,000 options with a strike price of CAD$5.99. During 2006, the Board approved the issuance to certain executives of 485,000 options with a strike price of CAD$8.04. In 2007 we recognized $0.9 million in expense related to stock options compared to $0.6 million in 2006.

The Company has two deferred share unit plans which provide certain directors and senior officers of the Company with an opportunity to invest a portion of their compensation in deferred share units. Deferred share units may be subject to vesting periods. Payments under the plans are made in cash only. The total number of deferred share units outstanding at December 31, 2007 was 617,680. During the year, the Company's obligation under these plans was reduced by $0.5 million, as the impact of the decline in the Company's share price was greater than the amortized expense of the deferred share units.

TRANSACTIONS WITH RELATED PARTIES

Fraser Papers purchased $5.7 million of electricity for its Gorham paper mill, from Brookfield and its affiliates in 2007, compared to $10.4 million in 2006.

Fraser Papers has invested in convertible, term, preferred units (the "Units") of Katahdin, an indirectly, wholly-owned subsidiary of Brookfield. The Units earn a preferential cumulative distribution of 5% per annum. Cumulative distributions accrued on this investment amount to $2.1 million.

During the year, Fraser Papers sold $3.3 million of good and services to Katahdin and earned a management fee of $8.0 million. In 2006, Fraser Papers sold $2.5 million of good and services to Katahdin and earned a management fee of $7.8 million.

The Company entered into a 20 year Fibre Supply Agreement with Acadian. Fibre purchases from the Fund during 2007 were $33.6 million compared to $34.9 million in 2006. The Company paid $0.8 million to Acadian as a fee for administering the Company's Crown Licenses. During the year, the Company recognized equity in earnings of the Fund of $2.3 million and distributions received from the Fund were $2.3 million.

- The Company sold its interest in Acadian on September 26, 2007. Of the 3,613,780 units sold, 2,600,000 were sold to Brookfield for net proceeds of $27.6 million.

- In connection with the Offering, Fraser Papers entered into a Standby Purchase Agreement with Brookfield, in which Brookfield agreed to exercise all of its rights and would purchase any common shares not otherwise subscribed for by other shareholders of the Company. As a result, Brookfield paid CAD$54.6 million to acquire 18,813,241 shares, increasing their ownership interest to 70.5% of the Company.

Brookfield has provided the Company with a facility with a notional amount of $200 million to enter into forward foreign exchange contracts as part of the Company's hedging activities. At December 31, 2007, the Company has entered into forward foreign exchange contracts of CAD$30.0 million as a hedge against certain Canadian dollar-denominated net monetary liabilities, compared to CAD$57.0 million in 2006. In addition, the Fraser Papers held $60.0 million as a hedge of anticipated future Canadian dollar cash inflows and $35.2 million as a hedge of anticipated future Canadian dollar cash outflows, under this facility. At December 31, 2006, Fraser Papers held $20.7 million as a hedge on anticipated future Canadian dollar cash outflows.

MARKET RISKS AND UNCERTAINTIES

We are exposed to a number of risks in the normal course of our business that have the potential to affect our operating performance. Major risks are discussed below.

Commodity and Price Sensitivity

Our earnings are sensitive to changes in world economic conditions, primarily in North America. Paper, pulp and lumber markets are competitive in nature and prices for many products are sensitive to variations in supply and demand.

Based on the operating levels in 2007, the following table shows the approximate annualized impact on after tax earnings of changes in product prices.

	Sensitivity Factor	Impact on Earnings (US$MILLIONS)	Impact on EBITDA (US$MILLIONS)	Average Mill Nets Q4, 2007
Uncoated freesheet	$25 per ton	$ 9.4	$ 6.2	$1,003
Groundwood paper	$25 per ton	4.4	2.9	787
Market pulp	$25 per tonne	0.2	0.1	582
Lumber	$10 per Mfbm	3.2	2.1	264

Competition

The forest products industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Our principal market is in the U.S. where we compete with North American and, in some instances, foreign producers. Certain competitors may have lower cost facilities than us. Our ability to compete in these and other markets is dependent on a variety of factors such as manufacturing costs, continued free access to markets, customer service, product quality, and currency exchange rates.

Foreign Exchange
We compete within North American markets where product prices are significantly influenced by U.S. dollar exchange rates.

Our foreign exchange exposure arises from the following sources:

- Net Canadian dollar-denominated monetary assets and liabilities.
- Committed or anticipated foreign currency transactions, primarily Canadian dollar costs in our Canadian operations.

Our policy is to hedge all significant balance sheet foreign exchange exposures. We may hedge a portion of net Canadian dollar-denominated cash flows for periods up to three years in order to reduce the volatility of future Canadian dollar denominated cash flows. In 2007, we were negatively impacted by the continued strengthening of the Canadian dollar, with an average exchange rate, relative to the U.S. dollar, of US$0.93 compared to US$0.88 in 2006 on our approximately CAD$390 million net Canadian dollar cash flows. We estimate that each U.S. one cent change in the value of the Canadian dollar impacted annualized after tax earnings by approximately $2.6 million in 2007. We estimate that the actual impact of the strengthening Canadian dollar amounted to a $20.1 million decrease in EBITDA compared to 2006.

Environmental
Our operations are subject to a wide range of general and industry specific environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection, and site remediation.

Compliance with these laws and regulations is a significant factor in our business and we incur, and expect to continue to incur, significant capital and operating expenditures in order to maintain compliance with these laws and regulations. Future events such as changes in environmental laws and regulations, increasingly strict enforcement policies or the discovery of previously unknown contamination or other liabilities relating to our properties may give rise to additional costs that could require significantly increased capital expenditures which would reduce the funds otherwise available for operations, capital expenditures, future business opportunities or other purposes.

Furthermore, failure by us to comply with applicable environmental and safety laws and regulations, and the permit requirements related thereto, could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions, any of which could result in significant capital expenditures or reduced results of operations.

CONTROLS AND PROCEDURES
Management has designed internal controls over financial reporting, or caused them to be designed under the supervision of the CEO and the CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of these financial statements in accordance with Canadian GAAP. The CEO and CFO considered the need to disclose in this MD&A any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control and have not identified any such changes.

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2007, by management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Fraser Papers' disclosure controls and procedures as defined in the Multilateral Instrument 52-109, Certification of Disclosure in Issuer's Annual and Interim Filings, are effective.

FORWARD-LOOKING INFORMATION

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, expected pension funding, anticipated selling prices for products, maximum possible amounts under certain guarantees and Fraser Papers' strategies. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following restructuring and other initiatives, expected changes in significant cash flows, note repurchases, potential recoveries and adjustments with the Madawaska paper machine closures, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "seek", "estimate", "possible", "foresee", "feel", "can", "continue", "potential" or similar words, or variations of those words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact Fraser Papers' business and future performance are discussed in the Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

OUTLOOK

Fraser Papers, like other Canadian forest product companies, is operating in a challenging business environment. During 2007 oil prices reached unprecedented highs; the Canadian dollar appreciated 18% closing the year above par; realized prices for lumber were at their lowest levels in twenty years; and the availability of woodchips reached critical levels in New Brunswick as a result of sawmill closures. These and other factors have served to offset the positive strides made by Fraser Papers in 2007.

Management believes, however, that the positive efforts of the Company and its employees have positioned Fraser Papers to benefit significantly as these pressures ease. In addition, the broad trend of consolidations in the paper industry, are expected to improve the balance of supply and demand.

The closure of two higher cost paper machines in 2007 at the Company's East Papers operations will allow the Company to lower cost and focus on growing its position in target niche segments. Specifically, the Company's proven product development and lightweight coated and uncoated freesheet capabilities will provide opportunities for growth in food packaging applications as consumer preferences move toward "greener", recyclable, paper-based products. Increased bleaching capabilities will allow the Company to enhance its position in specialty high-bright groundwood papers which are expected to displace higher cost, uncoated freesheet grades in certain applications.

The Company will continue to reduce its reliance on commodity freesheet and groundwood markets, however the Company's manufacturing flexibility does allow for opportunistic participation in these markets.

During the fourth quarter, the Company announced price increases to its customers representing almost 50% of its anticipated 2008 paper shipments. Recent capacity reductions for a number of commodity and specialty grades appear to have brought better balance to the markets. The first quarter is traditionally a strong quarter for paper shipments due to the financial printing season and seasonal changes to food and consumer packaging design.

Market fundamentals for NBHK pulp continue to be strong. Recent greenfield start-ups and labour-related restarts appear to have been absorbed into the market as price increases have been announced for 2008. Recent concerns of an economic slowdown in U.S. markets, however, could soften paper demand in these markets.

DEFINITIONS

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt is provided as a useful indicator of a company's financial leverage.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Cash costs include all cash costs of operations and exclude depreciation and amortization. Cash costs are presented to provide additional information about the cash generating capabilities of the Company's operations. This measure captures the key costs of operations and is a key performance measure that management uses to evaluate costs at the operations.

EBITDA

US$MILLIONS		Year ended Dec 31 2007	Year ended Dec 31 2006
Loss		**$ (43.7)**	$(113.8)
Add:	Interest expense, net	**6.8**	5.9
Less:	Income tax recovery	**(13.4)**	(15.9)
Less:	Gain on sale of timberland assets	**(38.4)**	(71.0)
Add:	Restructuring Charges	**15.9**	—
Add:	Losses from Smart Papers	—	111.4
Add:	Closure of Berlin pulp mill	—	50.3
Add:	Other	**(0.8)**	(5.5)
Add:	Depreciation	**29.5**	31.4
EBITDA		**$ (44.1)**	$ (7.2)

NET DEBT

US$MILLIONS		Year ended Dec 31 2007	Year ended Dec 31 2006
Long-term debt		**$ —**	$ 66.6
Less:	Cash and short term-notes	—	(12.7)
Add:	Bank indebtedness	**4.3**	—
Add:	Borrowings under Credit facility	**81.6**	—
NET DEBT		**$ 85.9**	$ 53.9

CASH COST

US$MILLIONS		Year ended Dec 31 2007	Year ended Dec 31 2006
Net Sales		**$ 714.7**	$ 795.9
Less:	EBITDA	**44.1**	7.2
Add:	Anti-dumping duties recovery	—	14.4
CASH COST		**$ 758.8**	$ 817.5

END